SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Shareholder For Against Abstain Total 1.127.515.375 82.996 45.155.727 00034*** 131 0 0 00125*** 1574173 0 0 00190*** 482 0 0 00237*** 60 0 0 00255*** 1 0 0 00341*** 0 6 0 00374*** 117118 0 0 00560*** 6438 0 0 00586*** 12 0 0 00632*** 12 0 0 00710*** 133 0 0 00727*** 59 0 0 00739*** 1803 0 0 00805*** 143 0 0 00961*** 1919 0 0 01017*** 1 0 0 01051*** 26 0 0 01099*** 98 0 0 01182*** 27 0 0 01214*** 15 0 0 01221*** 60452 0 0 01273*** 105 0 0 01282*** 23 0 0 01333*** 240 0 0 01335*** 18 0 0 01358*** 78 0 0 01456*** 5 0 0 01496*** 177406 0 0 01668*** 123 0 0 01699*** 228912 0 0 01884*** 630 0 0 01915*** 200 0 0 01956*** 35 0 0 The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 02001*** 176 0 0 02020*** 230569 0 0 02075*** 152 0 0 02097*** 1398 0 0 02165*** 0 18 0 02219*** 0 0 2 02231*** 2739 0 0 02231*** 18318 0 0 02280*** 16 0 0 02455*** 0 0 12 02524*** 316 0 0 02535*** 2304 0 0 02589*** 378 0 0 02657*** 26 0 0 02657*** 0 0 26 02806*** 2525 0 0 02825*** 1235 0 0 02858*** 49 0 0 02863*** 1112278 0 0 02887*** 55148 0 0 02895*** 125555 0 0 02903*** 28 0 0 02913*** 803 0 0 02919*** 0 0 300 02955*** 197 0 0 02955*** 38 0 0 02971*** 73 0 0 03044*** 32 0 0 03151*** 4546 0 0 03170*** 186 0 0 03243*** 1 0 0 03370*** 563004 0 0 03394*** 70837 0 0 03418*** 252 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 03451*** 22 0 0 03545*** 113900 0 0 03569*** 262 0 0 03674*** 42782 0 0 03795*** 5 0 0 03804*** 0 0 16 03813*** 235 0 0 03851*** 880 0 0 03866*** 30 0 0 03912*** 1 0 0 03956*** 78 0 0 03960*** 30060 0 0 03974*** 32 0 0 04005*** 120 0 0 04019*** 0 0 364 04073*** 231124 0 0 04120*** 31 0 0 04197*** 26 0 0 04243*** 1200 0 0 04297*** 7 0 0 04303*** 34 0 0 04331*** 31 0 0 04361*** 3 0 0 04398*** 3157 0 0 04497*** 0 0 63 04512*** 4 0 0 04533*** 37 0 0 04609*** 752 0 0 04609*** 1724 0 0 04616*** 10132 0 0 04653*** 52 0 0 04686*** 5 0 0 04701*** 774 0 0 04736*** 23483 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 04741*** 0 52 0 04751*** 128196 0 0 04839*** 227 0 0 04847*** 5 0 0 04848*** 78 0 0 04854*** 73 0 0 04899*** 20 0 0 04914*** 77 0 0 04915*** 15 0 0 04963*** 516 0 0 05064*** 30 0 0 05075*** 6 0 0 05103*** 700 0 0 05112*** 15 0 0 05147*** 21901 0 0 05152*** 28 0 0 05186*** 5 0 0 05278*** 5 0 0 05316*** 1300 0 0 05448*** 19990 0 0 05450*** 131 0 0 05479*** 1973930 0 0 05479*** 61754 0 0 05479*** 3758978 0 0 05541*** 0 0 26 05589*** 124853 0 0 05589*** 464540 0 0 05589*** 37313 0 0 05605*** 29 0 0 05616*** 0 0 8 05673*** 4 0 0 05727*** 0 0 150 05775*** 6789 0 0 05779*** 1 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 05838*** 34676 0 0 05839*** 86166 0 0 05839*** 257954 0 0 05839*** 176144 0 0 05839*** 1482 0 0 05839*** 830300 0 0 05839*** 1035828 0 0 05839*** 15200 0 0 05839*** 9200 0 0 05839*** 923595 0 0 05839*** 235491 0 0 05839*** 469200 0 0 05839*** 986 0 0 05839*** 15038 0 0 05839*** 1400686 0 0 05839*** 6107075 0 0 05839*** 406561 0 0 05839*** 51890 0 0 05840*** 17285 0 0 05840*** 245664 0 0 05840*** 51915 0 0 05840*** 1057665 0 0 05840*** 6044802 0 0 05840*** 578904 0 0 05840*** 2779572 0 0 05840*** 37400 0 0 05870*** 631 0 0 05886*** 32 0 0 05915*** 22 0 0 05940*** 130 0 0 05964*** 366354 0 0 05985*** 164580 0 0 05986*** 2292701 0 0 05986*** 1935439 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 05986*** 25950 0 0 05986*** 2721 0 0 05987*** 186773 0 0 05987*** 169328 0 0 05987*** 15724 0 0 05987*** 2059600 0 0 05987*** 1710700 0 0 05987*** 251891 0 0 05987*** 24022 0 0 05987*** 1295375 0 0 05987*** 32613 0 0 05987*** 244168 0 0 05987*** 96177 0 0 05987*** 4215596 0 0 05987*** 608147 0 0 05987*** 3146613 0 0 06030*** 200935 0 0 06046*** 2036732 0 0 06069*** 7424 0 0 06105*** 54000 0 0 06134*** 214585 0 0 06148*** 183 0 0 06148*** 96949 0 0 06200*** 82 0 0 06239*** 192579 0 0 06239*** 528261 0 0 06294*** 27 0 0 06323*** 681474 0 0 06331*** 78 0 0 06336*** 2 0 0 06370*** 3 0 0 06470*** 1327 0 0 06541*** 350925 0 0 06542*** 11 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 06552*** 236 0 0 06567*** 39 0 0 06579*** 293 0 0 06665*** 116 0 0 06758*** 8000 0 0 06885*** 36100 0 0 06900*** 0 0 5 06916*** 489931 0 0 06942*** 540 0 0 06943*** 2648373 0 0 06943*** 1205745 0 0 06964*** 579138 0 0 06999*** 18 0 0 07023*** 100 0 0 07046*** 76654 0 0 07046*** 0 1053 0 07060*** 302070 0 0 07068*** 0 0 4 07096*** 47393 0 0 07104*** 339400 0 0 07140*** 1195271 0 0 07140*** 23062 0 0 07140*** 1565 0 0 07140*** 30137 0 0 07141*** 36008 0 0 07154*** 2 0 0 07187*** 19371 0 0 07187*** 700 0 0 07191*** 1048534 0 0 07191*** 430900 0 0 07191*** 141137 0 0 07216*** 0 0 1 07226*** 11 0 0 07237*** 1054918 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 07237*** 241893 0 0 07247*** 353000 0 0 07247*** 202947 0 0 07247*** 352356 0 0 07277*** 10 0 0 07333*** 359537 0 0 07345*** 12059 0 0 07345*** 28600 0 0 07352*** 116 0 0 07388*** 7 0 0 07397*** 10 0 0 07418*** 13800 0 0 07418*** 56053 0 0 07418*** 1594994 0 0 07418*** 1644070 0 0 07463*** 0 0 4 07488*** 413247 0 0 07496*** 2065135 0 0 07496*** 5119 0 0 07496*** 76294 0 0 07496*** 171009 0 0 07506*** 5291237 0 0 07516*** 13345165 0 0 07516*** 1261753 0 0 07516*** 1628 0 0 07516*** 32471 0 0 07516*** 1288019 0 0 07518*** 123892 0 0 07521*** 66700 0 0 07521*** 43995 0 0 07526*** 29372 0 0 07529*** 162653 0 0 07536*** 154279 0 0 07546*** 71 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 07551*** 10170 0 0 07593*** 616396 0 0 07622*** 6325331 0 0 07622*** 85 0 0 07647*** 99974 0 0 07655*** 1138751 0 0 07655*** 23100 0 0 07658*** 4606 0 0 07667*** 5699 0 0 07670*** 19284 0 0 07670*** 2150000 0 0 07678*** 117285 0 0 07686*** 11058 0 0 07692*** 51 0 0 07703*** 183 0 0 07724*** 349148 0 0 07790*** 19900 0 0 07792*** 635291 0 0 07820*** 2778 0 0 07846*** 126 0 0 07846*** 80013 0 0 07877*** 78 0 0 07889*** 525640 0 0 07889*** 65302 0 0 07940*** 379281 0 0 07942*** 676530 0 0 07990*** 61466 0 0 08058*** 17 0 0 08075*** 8831 0 0 08196*** 118195963 0 0 08239*** 131 0 0 08265*** 288148 0 0 08268*** 5109 0 0 08295*** 30555108 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 08295*** 5994370 0 0 08295*** 117446 0 0 08350*** 1439 0 0 08387*** 36900 0 0 08387*** 129157 0 0 08409*** 70 0 0 08420*** 0 0 18 08434*** 68332 0 0 08446*** 57 0 0 08463*** 5916 0 0 08464*** 5030316 0 0 08471*** 64610 0 0 08492*** 52 0 0 08514*** 2 0 0 08521*** 1 0 0 08532*** 89 0 0 08561*** 1313246 0 0 08571*** 5783 0 0 08579*** 444277 0 0 08621*** 1083532 0 0 08623*** 2297 0 0 08640*** 62926 0 0 08640*** 159800 0 0 08701*** 1 0 0 08735*** 11 0 0 08740*** 276588 0 0 08757*** 67241 0 0 08762*** 100 0 0 08765*** 25150073 0 0 08840*** 11519827 0 0 08857*** 1205987 0 0 08875*** 83500 0 0 08900*** 2599 0 0 08931*** 2561 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 08935*** 30000002 0 0 08945*** 156350 0 0 08952*** 289 0 0 08973*** 100554 0 0 08973*** 341000 0 0 08988*** 155537 0 0 09001*** 4116200 0 0 09001*** 217100 0 0 09005*** 757 0 0 09029*** 86969 0 0 09048*** 963275 0 0 09048*** 125210 0 0 09063*** 563462 0 0 09064*** 1 0 0 09073*** 480734 0 0 09076*** 3255 0 0 09089*** 611148 0 0 09089*** 30816 0 0 09094*** 12 0 0 09094*** 214458 0 0 09145*** 18781339 0 0 09163*** 1573574 0 0 09180*** 1000 0 0 09241*** 553 0 0 09286*** 54261 0 0 09294*** 286435 0 0 09299*** 1309021 0 0 09312*** 0 0 26 09323*** 32563 0 0 09323*** 598916 0 0 09330*** 3244 0 0 09330*** 185313 0 0 09336*** 167981 0 0 09411*** 62446 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 09470*** 341092 0 0 09470*** 186633 0 0 09485*** 0 220 0 09518*** 575 0 0 09523*** 85 0 0 09559*** 1174428 0 0 09564*** 317892 0 0 09567*** 284940 0 0 09593*** 949225 0 0 09605*** 4700 0 0 09620*** 595801 0 0 09627*** 53469 0 0 09644*** 10200 0 0 09695*** 4 0 0 09720*** 6729986 0 0 09906*** 900 0 0 10192*** 5632 0 0 10214*** 211537 0 0 10240*** 6708 0 0 10243*** 75932 0 0 10263*** 63105 0 0 10263*** 382502 0 0 10263*** 407659 0 0 10295*** 172 0 0 10324*** 923020 0 0 10362*** 39 0 0 10363*** 1641 0 0 10374*** 129761 0 0 10378*** 76633 0 0 10378*** 25107 0 0 10392*** 1123 0 0 10400*** 57000 0 0 10418*** 245796 0 0 10419*** 158809 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 10459*** 1 0 0 10481*** 7961846 0 0 10492*** 521508 0 0 10518*** 319 0 0 10553*** 3172893 0 0 10559*** 0 0 300 10561*** 6556 0 0 10569*** 91548 0 0 10583*** 401394 0 0 10596*** 3203 0 0 10672*** 37930 0 0 10678*** 218262 0 0 10698*** 0 0 44 10700*** 731309 0 0 10762*** 20888 0 0 10765*** 18803498 0 0 10809*** 205991 0 0 10831*** 202812 0 0 10931*** 12 0 0 10987*** 3000 0 0 11030*** 2794887 0 0 11100*** 1802537 0 0 11154*** 0 1000 0 11175*** 2160 0 0 11184*** 10055 0 0 11184*** 3756979 0 0 11188*** 13589419 0 0 11225*** 305289 0 0 11228*** 19250 0 0 11274*** 366305 0 0 11286*** 16833 0 0 11311*** 790158 0 0 11324*** 10483 0 0 11324*** 16902 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 11390*** 81326 0 0 11419*** 10817 0 0 11423*** 86787 0 0 11435*** 195316 0 0 11451*** 48587 0 0 11520*** 58805 0 0 11538*** 968520 0 0 11604*** 530964 0 0 11709*** 0 1 0 11748*** 550672 0 0 11811*** 116899 0 0 11841*** 373852 0 0 11906*** 198457 0 0 11952*** 351068 0 0 12068*** 1209685 0 0 12086*** 22856 0 0 12090*** 315 0 0 12094*** 604055 0 0 12120*** 89516 0 0 12125*** 380 0 0 12194*** 1 0 0 12227*** 6467 0 0 12241*** 75070 0 0 12287*** 29043 0 0 12343*** 105 0 0 12456*** 0 3 0 12483*** 6898 0 0 12525*** 74201 0 0 12547*** 3 0 0 12581*** 17 0 0 12611*** 6864 0 0 12647*** 0 0 3 12798*** 300158 0 0 12798*** 5842375 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 12808*** 13623014 0 0 12938*** 223705 0 0 12981*** 407 0 0 12984*** 8027 0 0 12984*** 25307 0 0 12995*** 61 0 0 13022*** 11025 0 0 13033*** 13742 0 0 13066*** 391968 0 0 13081*** 195500 0 0 13136*** 72750 0 0 13157*** 262 0 0 13157*** 29 0 0 13255*** 641177 0 0 13294*** 172015 0 0 13295*** 6 0 0 13296*** 100897 0 0 13307*** 248719 0 0 13343*** 412707 0 0 13362*** 704038 0 0 13391*** 78 0 0 13402*** 393031 0 0 13455*** 517665 0 0 13562*** 154241 0 0 13562*** 46725 0 0 13562*** 768614 0 0 13628*** 6781 0 0 13665*** 180106 0 0 13725*** 108849 0 0 13792*** 157 0 0 13796*** 159659 0 0 13834*** 388296 0 0 13834*** 569494 0 0 13986*** 68 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 13998*** 18167 0 0 14008*** 26 0 0 14012*** 1875281 0 0 14023*** 15 0 0 14027*** 777614 0 0 14167*** 33438 0 0 14180*** 284741 0 0 14220*** 14143 0 0 14240*** 30055 0 0 14301*** 14 0 0 14366*** 37338 0 0 14406*** 252 0 0 14416*** 443091 0 0 14430*** 92 0 0 14461*** 105400 0 0 14476*** 191241 0 0 14494*** 15868 0 0 14507*** 959799 0 0 14541*** 2149662 0 0 14549*** 12557 0 0 14578*** 302 0 0 14623*** 1378547 0 0 14623*** 277669 0 0 14624*** 1992941 0 0 14628*** 69891 0 0 14639*** 252820 0 0 14648*** 10734 0 0 14765*** 33200 0 0 14769*** 3409 0 0 14791*** 66936 0 0 14809*** 4750 0 0 14809*** 157159 0 0 14879*** 12400 0 0 14884*** 20 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 14913*** 183 0 0 14963*** 387144 0 0 14988*** 1269621 0 0 15154*** 760292 0 0 15173*** 0 0 10 15265*** 243650 0 0 15265*** 3850 0 0 15296*** 0 110 0 15323*** 280033 0 0 15350*** 1161332 0 0 15484*** 0 0 10 15816*** 19 0 0 15831*** 8389172 0 0 16189*** 1706 0 0 16534*** 126570 0 0 16565*** 539950 0 0 16575*** 599346 0 0 16592*** 26 0 0 16617*** 47551 0 0 16640*** 2094 0 0 16816*** 3662832 0 0 16816*** 2452568 0 0 16878*** 23500 0 0 16939*** 1315735 0 0 16947*** 844118 0 0 16947*** 8220656 0 0 16947*** 17352480 0 0 16947*** 2125548 0 0 17021*** 64558 0 0 17036*** 398786 0 0 17053*** 13785 0 0 17138*** 82249 0 0 17161*** 117154 0 0 17162*** 825659 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 17181*** 7596 0 0 17253*** 13686 0 0 17284*** 396905 0 0 17301*** 77467 0 0 17488*** 5924 0 0 17500*** 22156 0 0 17500*** 13070 0 0 17647*** 67923 0 0 17696*** 1 0 0 17718*** 233262 0 0 17817*** 1101 0 0 17825*** 13124 0 0 17891*** 329615 0 0 17893*** 151 0 0 17934*** 138706 0 0 17998*** 980750 0 0 18006*** 8000 0 0 18030*** 29606 0 0 18037*** 252 0 0 18081*** 5204 0 0 18138*** 1488000 0 0 18138*** 117566 0 0 18158*** 731504 0 0 18281*** 112980 0 0 18324*** 2707308 0 0 18405*** 2 0 0 18407*** 1643133 0 0 18422*** 51538 0 0 18470*** 311441 0 0 18550*** 1086000 0 0 18689*** 147524 0 0 18723*** 1200 0 0 18771*** 81 0 0 18830*** 18495 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 18858*** 226300 0 0 18866*** 0 0 505 18961*** 105446 0 0 18981*** 29042 0 0 19100*** 30137 0 0 19135*** 4217 0 0 19143*** 2469998 0 0 19184*** 491428 0 0 19244*** 2521117 0 0 19318*** 6566 0 0 19388*** 339743 0 0 19404*** 107273 0 0 19449*** 10213 0 0 19474*** 2 0 0 19530*** 1662813 0 0 19573*** 14699 0 0 19609*** 753112 0 0 19675*** 182271 0 0 19708*** 49500 0 0 19708*** 207206 0 0 19754*** 1249100 0 0 19754*** 795513 0 0 19791*** 215566 0 0 19791*** 1087429 0 0 19800*** 24376 0 0 19808*** 382395 0 0 19874*** 420832 0 0 19874*** 154127 0 0 19874*** 260502 0 0 19910*** 51734 0 0 19919*** 1826842 0 0 19941*** 0 0 11133 20026*** 3423 0 0 20065*** 460490 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 20147*** 598171 0 0 20164*** 37 0 0 20216*** 20399 0 0 20270*** 34702 0 0 20349*** 58699 0 0 20384*** 0 0 36000 20397*** 140607 0 0 20447*** 25144 0 0 20604*** 165311 0 0 20622*** 495215 0 0 20733*** 344809 0 0 20750*** 43415 0 0 20796*** 103225 0 0 20813*** 1080186 0 0 20849*** 38003 0 0 20903*** 21135 0 0 20923*** 18583 0 0 21052*** 418797 0 0 21053*** 331 0 0 21144*** 29793 0 0 21166*** 4824 0 0 21215*** 9541 0 0 21224*** 440121 0 0 21281*** 19300 0 0 21287*** 54102 0 0 21347*** 16488 0 0 21373*** 78 0 0 21407*** 3924061 0 0 21470*** 410939 0 0 21494*** 4628 0 0 21881*** 46300 0 0 21897*** 0 5524 0 21898*** 0 0 241 21926*** 15036 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 21930*** 1 0 0 21962*** 167229 0 0 21983*** 131341 0 0 22020*** 9 0 0 22025*** 0 0 87 22064*** 105 0 0 22105*** 766134 0 0 22106*** 78 0 0 22157*** 81202 0 0 22166*** 50460 0 0 22241*** 119 0 0 22321*** 177838 0 0 22360*** 3445 0 0 22410*** 549372 0 0 22450*** 0 2 0 22494*** 8 0 0 22501*** 7806 0 0 22510*** 2707 0 0 22576*** 2122400 0 0 22630*** 13 0 0 22764*** 556229 0 0 22875*** 199438 0 0 22896*** 94365 0 0 22899*** 268800 0 0 22993*** 15 0 0 23010*** 200 0 0 23060*** 97820 0 0 23086*** 126 0 0 23155*** 123800 0 0 23155*** 783100 0 0 23242*** 28338 0 0 23457*** 262 0 0 23572*** 58189 0 0 23590*** 41600 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 23771*** 4162 0 0 23771*** 66731 0 0 23794*** 1053826 0 0 23794*** 1224782 0 0 23854*** 659755 0 0 23874*** 517192 0 0 23958*** 386415 0 0 23985*** 372410 0 0 23985*** 16764 0 0 24158*** 294802 0 0 24224*** 121392 0 0 24297*** 7667 0 0 24307*** 9515215 0 0 24399*** 63 0 0 24548*** 1389 0 0 24548*** 15139 0 0 24569*** 22394 0 0 24647*** 10355 0 0 24676*** 587336 0 0 24728*** 11700 0 0 24752*** 63300 0 0 24767*** 25 0 0 24779*** 823588 0 0 24976*** 4100 0 0 25019*** 16089 0 0 25028*** 49988 0 0 25079*** 53666 0 0 25097*** 1630 0 0 25138*** 501214 0 0 25169*** 9405988 0 0 25220*** 21013 0 0 25232*** 520945 0 0 25282*** 5177 0 0 25298*** 141 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 25454*** 493963 0 0 25716*** 5 0 0 26066*** 993100 0 0 26087*** 1585139 0 0 26087*** 544715 0 0 26142*** 42584 0 0 26160*** 179749 0 0 26160*** 13100 0 0 26179*** 0 0 1097 26311*** 178233 0 0 26363*** 17000 0 0 26384*** 22 0 0 26406*** 220272 0 0 26431*** 677556 0 0 26491*** 160081 0 0 26496*** 2200 0 0 26538*** 50300 0 0 26565*** 240830 0 0 26646*** 17300 0 0 26655*** 2020 0 0 26670*** 125857 0 0 26729*** 49419246 0 0 26773*** 22214 0 0 26776*** 627712 0 0 26784*** 195 0 0 26784*** 47490 0 0 26784*** 11582 0 0 26908*** 78 0 0 27074*** 14714 0 0 27084*** 120903 0 0 27109*** 4531378 0 0 27150*** 20 0 0 27153*** 26 0 0 27165*** 146 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 27222*** 16850 0 0 27249*** 31255 0 0 27257*** 2391729 0 0 27277*** 84100 0 0 27289*** 46280 0 0 27311*** 10998 0 0 27366*** 71862 0 0 27429*** 27923 0 0 27484*** 258611 0 0 27550*** 274178 0 0 27703*** 1476251 0 0 27714*** 3523860 0 0 27714*** 248243 0 0 27778*** 35851 0 0 27826*** 46776 0 0 27866*** 1720699 0 0 27866*** 183547 0 0 27866*** 6479778 0 0 27866*** 2312875 0 0 27866*** 144429 0 0 27880*** 327367 0 0 27898*** 252 0 0 27995*** 53 0 0 28036*** 4184 0 0 28072*** 290772 0 0 28075*** 9170 0 0 28260*** 20368989 0 0 28271*** 14247 0 0 28328*** 18501 0 0 28394*** 394458 0 0 28454*** 645 0 0 28470*** 1012787 0 0 28516*** 26700 0 0 28519*** 30 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 28581*** 145595 0 0 28586*** 146633 0 0 28690*** 12100 0 0 28703*** 143788 0 0 28734*** 1780395 0 0 28784*** 71851 0 0 28875*** 85721 0 0 28919*** 147 0 0 28979*** 3600 0 0 28979*** 772400 0 0 28990*** 1561400 0 0 29085*** 10990 0 0 29092*** 6287 0 0 29101*** 130 0 0 29203*** 34 0 0 29213*** 20 0 0 29237*** 500 0 0 29237*** 191864 0 0 29258*** 500000 0 0 29264*** 5500 0 0 29264*** 136800 0 0 29322*** 21168207 0 0 29338*** 43 0 0 29361*** 368700 0 0 29397*** 0 1 0 29427*** 122629 0 0 29441*** 225100 0 0 29478*** 126 0 0 29485*** 496336 0 0 29522*** 164741 0 0 29522*** 1392 0 0 29522*** 31834 0 0 29522*** 36477 0 0 29522*** 73784 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 29522*** 322891 0 0 29522*** 37803 0 0 29550*** 11010 0 0 29571*** 141482 0 0 29592*** 119 0 0 29607*** 85418 0 0 29668*** 4956528 0 0 29941*** 131 0 0 30054*** 1006360 0 0 30054*** 197215 0 0 30054*** 1011301 0 0 30066*** 42446 0 0 30178*** 11495 0 0 30198*** 383216 0 0 30252*** 3 0 0 30254*** 378768 0 0 30254*** 74123 0 0 30345*** 42 0 0 30402*** 3885070 0 0 30440*** 77 0 0 30447*** 224100 0 0 30463*** 113907 0 0 30515*** 18565 0 0 30522*** 40400 0 0 30530*** 76300 0 0 30624*** 25587 0 0 30625*** 8 0 0 30769*** 565900 0 0 30769*** 70322 0 0 30857*** 53 0 0 30918*** 231714 0 0 30942*** 434600 0 0 30954*** 7 0 0 30988*** 2426228 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 31048*** 525 0 0 31050*** 339796 0 0 31322*** 5787710 0 0 31322*** 252567 0 0 31477*** 1300 0 0 31502*** 14699417 0 0 31570*** 12464 0 0 31577*** 167677 0 0 31577*** 279285 0 0 31591*** 7357 0 0 31615*** 0 505 0 31629*** 618400 0 0 31676*** 43 0 0 31692*** 440860 0 0 31751*** 11100 0 0 31766*** 62601 0 0 31814*** 3247081 0 0 31814*** 35916 0 0 31814*** 914074 0 0 31866*** 159455 0 0 31914*** 6756760 0 0 31914*** 93990 0 0 31923*** 49836 0 0 31978*** 129382 0 0 31978*** 774245 0 0 31982*** 23 0 0 31989*** 580292 0 0 32071*** 661289 0 0 32106*** 27666 0 0 32106*** 256512 0 0 32106*** 763385 0 0 32131*** 1200 0 0 32131*** 5000 0 0 32148*** 19 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 32162*** 36734 0 0 32203*** 602533 0 0 32240*** 6833 0 0 32289*** 49590 0 0 32289*** 983 0 0 32319*** 69712 0 0 32329*** 1533662 0 0 32399*** 339078 0 0 32413*** 119191 0 0 32457*** 328216 0 0 32474*** 19 0 0 32484*** 54416 0 0 32484*** 447889 0 0 32497*** 23153 0 0 32523*** 1 0 0 32628*** 40997 0 0 32642*** 1820 0 0 32708*** 26 0 0 32791*** 0 0 1 32812*** 424917 0 0 32812*** 30199 0 0 32812*** 46726 0 0 32893*** 31674 0 0 32894*** 300 0 0 32905*** 18408 0 0 33042*** 30596466 73269 38188778 33121*** 19611 0 0 33166*** 2 0 0 33264*** 0 0 5 33285*** 24675 0 0 33345*** 94832 0 0 33377*** 4100 0 0 33499*** 24474 0 0 33504*** 6 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 33564*** 0 0 1 33580*** 49056 0 0 33814*** 43336 0 0 33814*** 115065 0 0 33842*** 20742 0 0 33893*** 532 0 0 33899*** 37 0 0 33944*** 0 0 26 33968*** 55455 0 0 34027*** 239150 0 0 34054*** 581000 0 0 34064*** 926688 0 0 34123*** 31600 0 0 34156*** 26 0 0 34172*** 2887749 0 0 34172*** 54624 0 0 34202*** 76 0 0 34218*** 3054 0 0 34342*** 444 0 0 34401*** 1704241 0 0 34401*** 129116 0 0 34448*** 92000 0 0 34479*** 245 0 0 34487*** 318 0 0 34516*** 3 0 0 34525*** 15665 0 0 34546*** 147520 0 0 34606*** 454401 0 0 34662*** 50990 0 0 34677*** 22 0 0 34768*** 8082 0 0 34781*** 88313 0 0 34791*** 99323 0 0 34793*** 20013 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 34825*** 12806 0 0 34867*** 3892 0 0 34900*** 225464 0 0 35017*** 0 0 78 35036*** 10100 0 0 35040*** 126 0 0 35159*** 433 0 0 35304*** 200963 0 0 35372*** 31800 0 0 35395*** 27297 0 0 35400*** 35700 0 0 35492*** 192000 0 0 35495*** 45336 0 0 35510*** 4625 0 0 35595*** 108198 0 0 35618*** 486995 0 0 35693*** 11459260 0 0 35704*** 300 0 0 35712*** 167897 0 0 35717*** 177000 0 0 35803*** 7185617 0 0 35806*** 2600 0 0 35815*** 230 0 0 35845*** 37773 0 0 35845*** 4179 0 0 35859*** 386677 0 0 35865*** 17575 0 0 35916*** 43481 0 0 35985*** 11749 0 0 36034*** 5400 0 0 36131*** 387400 0 0 36178*** 80000 0 0 36215*** 310000 0 0 36247*** 225910 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 36352*** 2300 0 0 36518*** 299262 0 0 36574*** 4047 0 0 36659*** 5113 0 0 36719*** 62911 0 0 36719*** 3165 0 0 36741*** 24065 0 0 36824*** 157 0 0 36892*** 450520 0 0 36924*** 204999 0 0 36980*** 1183 0 0 37092*** 49641 0 0 37099*** 56131 0 0 37204*** 8010 0 0 37228*** 9922 0 0 37236*** 347573 0 0 37311*** 74911 0 0 37339*** 4683878 0 0 37347*** 704157 0 0 37355*** 4600 0 0 37388*** 110946 0 0 37499*** 183 0 0 37555*** 16722 0 0 37606*** 6033 0 0 37623*** 2000 0 0 37715*** 433785 0 0 37717*** 0 105 0 37724*** 23060 0 0 37806*** 4742 0 0 37905*** 60489 0 0 37916*** 1143965 0 0 38003*** 3300 0 0 38100*** 531264 0 0 38173*** 96071 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 38195*** 3165 0 0 38350*** 9123 0 0 38362*** 630 0 0 38386*** 412461 0 0 38388*** 9648 0 0 38512*** 516 0 0 38572*** 426 0 0 38575*** 1 0 0 38628*** 186 0 0 38756*** 708599 0 0 38856*** 5 0 0 38949*** 17554 0 0 38961*** 221 0 0 39026*** 256 0 0 39285*** 568 0 0 39304*** 31 0 0 39332*** 2791432 0 0 39332*** 1362697 0 0 39344*** 418912 0 0 39383*** 127042 0 0 39514*** 130624 0 0 39531*** 425700 0 0 39600*** 19245 0 0 39657*** 0 0 5 39687*** 958330 0 0 39741*** 39778 0 0 39792*** 18 0 0 39834*** 12636 0 0 39882*** 63870 0 0 39959*** 86000 0 0 40022*** 3310 0 0 40023*** 110417 0 0 40056*** 262 0 0 40091*** 217593 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 40122*** 2813156 0 0 40122*** 1193251 0 0 40122*** 850370 0 0 40136*** 1594 0 0 40147*** 3258574 0 0 40156*** 22779 0 0 40209*** 105506 0 0 40226*** 3223 0 0 40226*** 182272 0 0 40249*** 606201 0 0 40249*** 6179 0 0 40249*** 1 0 0 40284*** 8734 0 0 40343*** 449020 0 0 40386*** 174008 0 0 40508*** 532077 0 0 40514*** 57 0 0 40635*** 413466 0 0 40671*** 223503 0 0 40671*** 265784 0 0 40738*** 127807 0 0 40841*** 117712 0 0 40919*** 3481 0 0 41063*** 17786 0 0 41081*** 56852 0 0 41167*** 67248 0 0 41167*** 27608 0 0 41215*** 44138 0 0 41222*** 1250400 0 0 41239*** 50565 0 0 41255*** 32853 0 0 41266*** 200 0 0 41286*** 95955 0 0 41301*** 988987 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 41342*** 252247 0 0 41409*** 154372 0 0 41490*** 4 0 0 41562*** 867527 0 0 41610*** 46974 0 0 41632*** 248605 0 0 41673*** 85129 0 0 41673*** 60371 0 0 41708*** 8843 0 0 41853*** 936135 0 0 41859*** 1 0 0 41881*** 125900 0 0 41901*** 71575 0 0 41902*** 5900 0 0 41907*** 43123 0 0 41941*** 18270 0 0 41956*** 84026 0 0 41956*** 331715 0 0 42045*** 669979 0 0 42045*** 168025 0 0 42133*** 138845 0 0 42228*** 85721 0 0 42264*** 317270 0 0 42332*** 87078 0 0 42355*** 8833 0 0 42355*** 97592 0 0 42389*** 359301 0 0 42411*** 354231 0 0 42418*** 7465 0 0 42427*** 0 0 220556 42469*** 24859 0 0 42479*** 33206 0 0 42479*** 1195724 0 0 42502*** 68603 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 42519*** 879913 0 0 42520*** 20156829 0 0 42571*** 198851 0 0 42645*** 469 0 0 42681*** 39 0 0 42717*** 24428 0 0 42717*** 41877 0 0 42776*** 44900 0 0 42776*** 17950 0 0 42814*** 356850 0 0 42865*** 20844 0 0 42949*** 38 0 0 43103*** 6988 0 0 43105*** 21143 0 0 43186*** 2680 0 0 43210*** 10485 0 0 43293*** 22819 0 0 43313*** 1794 0 0 43417*** 429 0 0 43427*** 1644714 0 0 43503*** 7 0 0 43533*** 1343 0 0 43533*** 25264 0 0 43533*** 4257 0 0 43533*** 85689 0 0 43533*** 22794 0 0 43533*** 641621 0 0 43533*** 172756 0 0 43533*** 69834 0 0 43533*** 7851 0 0 43533*** 48306 0 0 43584*** 3782 0 0 43689*** 6 0 0 43690*** 56827 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 43747*** 277 0 0 43761*** 25804 0 0 43846*** 3 0 0 43879*** 150449 0 0 43907*** 18854 0 0 43907*** 12327 0 0 43909*** 141327 0 0 43956*** 0 0 5 44062*** 119690 0 0 44110*** 184257 0 0 44127*** 0 181 0 44157*** 13465 0 0 44216*** 3216000 0 0 44258*** 43226 0 0 44360*** 5958821 0 0 44500*** 1126080 0 0 44544*** 10300 0 0 44602*** 57316 0 0 44643*** 3030 0 0 44692*** 7608 0 0 44692*** 585200 0 0 44700*** 124052 0 0 44700*** 1525473 0 0 44700*** 486950 0 0 44705*** 1457000 0 0 44738*** 89790 0 0 44934*** 2464420 0 0 45081*** 14226739 0 0 45081*** 174080 0 0 45088*** 3001669 0 0 45120*** 237634 0 0 45128*** 19447 0 0 45128*** 389127 0 0 45128*** 139054 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 45128*** 89637 0 0 45146*** 1209 0 0 45182*** 62 0 0 45226*** 2983315 0 0 45245*** 206921 0 0 45245*** 453304 0 0 45261*** 23873 0 0 45304*** 39000 0 0 45322*** 7351800 0 0 45494*** 1538160 0 0 45512*** 4900 0 0 45550*** 21410 0 0 45560*** 0 0 5116049 45604*** 10 0 0 45605*** 84353 0 0 45622*** 20152 0 0 45646*** 1300 0 0 45681*** 59926 0 0 45682*** 22456 0 0 45682*** 20619 0 0 45687*** 2200 0 0 45756*** 602300 0 0 45859*** 13498 0 0 45971*** 88563 0 0 46079*** 54 0 0 46130*** 108950 0 0 46134*** 2894278 0 0 46171*** 197545 0 0 46375*** 342489 0 0 46390*** 6 0 0 46438*** 4387 0 0 46442*** 26 0 0 46909*** 471683 0 0 46964*** 256514 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 46964*** 2024883 0 0 46964*** 117623 0 0 46964*** 741582 0 0 46965*** 280400 0 0 46981*** 1887655 0 0 46981*** 712551 0 0 46981*** 324856 0 0 46981*** 1391085 0 0 47019*** 7600 0 0 47036*** 4360932 0 0 47036*** 11800 0 0 47092*** 41 0 0 47228*** 33066 0 0 47352*** 121081 0 0 47545*** 2093 0 0 47794*** 2583 0 0 47848*** 248495 0 0 47848*** 9544233 0 0 47954*** 1194175 0 0 48021*** 10077 0 0 48123*** 23077 0 0 48138*** 490653 0 0 48185*** 45278 0 0 48331*** 170837 0 0 48429*** 14800 0 0 48643*** 9693 0 0 48643*** 56722 0 0 48650*** 47676 0 0 48766*** 1257 0 0 48820*** 19276 0 0 48878*** 96101 0 0 48927*** 2877 0 0 48977*** 18090 0 0 48978*** 13434 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 48985*** 112021 0 0 49105*** 324 0 0 49202*** 81837 0 0 49256*** 6819 0 0 49266*** 34200 0 0 49331*** 40246 0 0 49444*** 66401 0 0 49485*** 9492101 0 0 49632*** 17453 0 0 49839*** 1180494 0 0 49927*** 731719 0 0 50072*** 9502 0 0 50091*** 4262 0 0 50653*** 14262 0 0 50675*** 2 0 0 50717*** 189171 0 0 50729*** 1065400 0 0 50856*** 103861 0 0 50923*** 24468 0 0 50952*** 141 0 0 50958*** 74700 0 0 51023*** 6 0 0 51116*** 630290 0 0 51116*** 16436 0 0 51262*** 262 0 0 51262*** 650 0 0 51283*** 91 0 0 51324*** 244 0 0 51360*** 170441 0 0 51360*** 6036 0 0 51487*** 72037 0 0 51519*** 877 0 0 51662*** 123028 0 0 51752*** 55505 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 51817*** 29680 0 0 51888*** 19043 0 0 51990*** 12 0 0 51990*** 823596 0 0 52021*** 100 0 0 52025*** 150152 0 0 52048*** 120275 0 0 52083*** 54679 0 0 52085*** 2556558 0 0 52182*** 88036 0 0 52188*** 61166 0 0 52203*** 14121 0 0 52647*** 547360 0 0 52735*** 36900 0 0 52800*** 3447 0 0 52950*** 2000 0 0 52995*** 226 0 0 53176*** 50777 0 0 53503*** 1235 0 0 53599*** 1207828 0 0 53673*** 23369 0 0 53780*** 70796 0 0 53829*** 4041 0 0 53861*** 83376 0 0 54026*** 25601 0 0 54069*** 886 0 0 54250*** 62007 0 0 54423*** 188888 0 0 54584*** 1262 0 0 54603*** 30900 0 0 54679*** 174979 0 0 54707*** 164130 0 0 54714*** 0 0 105 54784*** 17315 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 54792*** 1132260 0 0 54792*** 35775 0 0 55029*** 30370 0 0 55053*** 18532 0 0 55105*** 3260081 0 0 55240*** 7000 0 0 55264*** 26202 0 0 55315*** 3198 0 0 55343*** 2237 0 0 55361*** 131 0 0 55369*** 19082 0 0 55420*** 48316 0 0 55483*** 61133 0 0 55522*** 532882 0 0 55664*** 2300 0 0 55750*** 20000 0 0 55751*** 6800 0 0 55893*** 42998 0 0 55894*** 322372 0 0 55912*** 1510 0 0 55989*** 260809 0 0 56007*** 35178 0 0 56029*** 13973 0 0 56042*** 339292 0 0 56088*** 33066 0 0 56091*** 21489 0 0 56155*** 22713 0 0 56208*** 252073 0 0 56211*** 3384 0 0 56504*** 5272 0 0 56704*** 64318 0 0 56707*** 63016 0 0 56868*** 26 0 0 56951*** 92300 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 57091*** 14257 0 0 57172*** 200060 0 0 57343*** 604979 0 0 57532*** 446 0 0 57537*** 8041 0 0 57654*** 117026 0 0 57788*** 75267 0 0 57809*** 472058 0 0 57844*** 254425 0 0 57848*** 5898 0 0 57979*** 178596 0 0 58114*** 1970 0 0 58175*** 56163 0 0 58175*** 35393 0 0 58175*** 18663 0 0 58270*** 27305 0 0 58599*** 4399 0 0 58947*** 7003 0 0 58975*** 18582 0 0 58991*** 0 0 131 59051*** 63800 0 0 59141*** 30645 0 0 59141*** 128200 0 0 59141*** 229800 0 0 59175*** 573588 0 0 59216*** 1540 0 0 59307*** 162064 0 0 59345*** 9 0 0 59701*** 278 0 0 59840*** 51778 0 0 60018*** 0 0 1013645 60018*** 0 0 198620 60140*** 123500 0 0 60347*** 146967 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 60356*** 40 0 0 60835*** 10 0 0 60922*** 22764 0 0 61039*** 36 0 0 61343*** 21885 0 0 61344*** 5732 0 0 61557*** 1894 0 0 61596*** 12234 0 0 61596*** 21479 0 0 61664*** 47789 0 0 61664*** 3143 0 0 61684*** 5177898 0 0 61684*** 10738330 0 0 61699*** 289 0 0 61793*** 39569 0 0 61807*** 13672 0 0 61838*** 6625 0 0 61859*** 48907 0 0 61988*** 41266 0 0 61990*** 11385 0 0 62101*** 7244851 0 0 62236*** 0 1 0 62317*** 172 0 0 62337*** 12445 0 0 62493*** 8500 0 0 62569*** 122933 0 0 62673*** 30921 0 0 62673*** 104008 0 0 62673*** 1515 0 0 62760*** 2120733 0 0 62765*** 187600 0 0 62854*** 415900 0 0 62873*** 10900 0 0 63103*** 1417584 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 63114*** 33875 0 0 63135*** 54331 0 0 63135*** 10119 0 0 63182*** 76280 0 0 63291*** 54719 0 0 63360*** 53743 0 0 63594*** 3757 0 0 63697*** 3100 0 0 64058*** 898 0 0 64108*** 119038 0 0 64108*** 680500 0 0 64169*** 300 0 0 64491*** 718 0 0 64924*** 8058 0 0 64979*** 233 0 0 64989*** 0 0 367236 64989*** 14300 0 0 65325*** 44365 0 0 66443*** 126 0 0 66578*** 2 0 0 68415*** 51 0 0 68559*** 32140 0 0 69712*** 0 252 0 69837*** 28 0 0 69851*** 0 505 0 70216*** 60 0 0 71658*** 27 0 0 72730*** 26 0 0 73769*** 1325 0 0 74843*** 50 0 0 74927*** 737 0 0 75767*** 196 0 0 75917*** 6 0 0 76815*** 13 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 76878*** 383 0 0 78208*** 137 0 0 78462*** 262 0 0 78515*** 107 0 0 78687*** 262 0 0 78759*** 8 0 0 80653*** 50 0 0 80663*** 37 0 0 81792*** 370 0 0 81907*** 473 0 0 82115*** 126 0 0 83648*** 26 0 0 84715*** 394 0 0 84893*** 98 0 0 84925*** 1182 0 0 86216*** 40 0 0 86436*** 160 0 0 87376*** 59993 0 0 87548*** 0 0 31 87737*** 34 0 0 88687*** 5 0 0 89270*** 3498 0 0 89469*** 26 0 0 91635*** 1 0 0 91890*** 20 0 0 92643*** 23 0 0 92693*** 166555 0 0 93823*** 71 0 0 94974*** 1 0 0 96394*** 99 0 0 96559*** 348 0 0 97204*** 20 0 0 97538*** 6193607 0 0 97538*** 58840 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 97539*** 25749 0 0 97539*** 1205456 0 0 97539*** 27041 0 0 97539*** 46818 0 0 97539*** 45744 0 0 97539*** 2399 0 0 97539*** 79209 0 0 97539*** 33729 0 0 97539*** 684578 0 0 97539*** 4713043 0 0 97539*** 6061 0 0 97539*** 33635 0 0 97539*** 101545 0 0 97539*** 929096 0 0 97539*** 81867 0 0 97539*** 6565897 0 0 97539*** 3637171 0 0 97539*** 2027428 0 0 97539*** 4500246 0 0 97539*** 495822 0 0 97539*** 1258917 0 0 97539*** 2585707 0 0 97539*** 206300 0 0 97539*** 144600 0 0 97539*** 59299 0 0 97540*** 96243 0 0 97540*** 4739 0 0 97540*** 129925 0 0 97540*** 326173 0 0 97540*** 245950 0 0 97540*** 2335756 0 0 97540*** 1558073 0 0 97540*** 36129 0 0 97540*** 394 0 0 Shareholder For Against Abstain The Management Proposal for the authorization for the Company’s management to submit to B3 an application for the Company’s admission, even if on a conditional basis, to the Novo Mercado special listing segment and for the Company’s shares to be admitted to trading on such segment (“Migration to Novo Mercado”). CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 97540*** 239187 0 0 97540*** 69227 0 0 97540*** 3937979 0 0 97540*** 126328 0 0 97540*** 2488 0 0 97540*** 625739 0 0 97540*** 2269190 0 0 97540*** 2118291 0 0 97540*** 13667 0 0 97540*** 276294 0 0 97540*** 21824131 0 0 97555*** 0 146 0 98617*** 741 0 0 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 Shareholder For Against Abstain Total 1.123.908.482 3.431.812 45.413.804 00034*** 131 0 0 00125*** 1.574.173 0 0 00190*** 0 0 482 00237*** 60 0 0 00255*** 1 0 0 00341*** 0 6 0 00374*** 0 0 117.118 00560*** 6.438 0 0 00586*** 12 0 0 00632*** 12 0 0 00710*** 133 0 0 00727*** 59 0 0 00739*** 1.803 0 0 00805*** 143 0 0 00961*** 1.919 0 0 01017*** 1 0 0 01051*** 0 0 26 01099*** 98 0 0 01182*** 27 0 0 01214*** 15 0 0 01221*** 60.452 0 0 01273*** 105 0 0 01282*** 23 0 0 01333*** 240 0 0 01335*** 18 0 0 01358*** 78 0 0 01456*** 5 0 0 01496*** 177.406 0 0 01668*** 123 0 0 01699*** 228.912 0 0 01884*** 630 0 0 CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 1 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 01915*** 200 0 0 01956*** 35 0 0 02001*** 176 0 0 02020*** 230.569 0 0 02075*** 152 0 0 02097*** 1.398 0 0 02165*** 0 18 0 02219*** 0 0 2 02231*** 2.739 0 0 02231*** 18.318 0 0 02280*** 16 0 0 02455*** 0 0 12 02524*** 316 0 0 02535*** 2.304 0 0 02589*** 378 0 0 02657*** 26 0 0 02657*** 0 0 26 02806*** 2.525 0 0 02825*** 1.235 0 0 02858*** 49 0 0 02863*** 1.112.278 0 0 02887*** 55.148 0 0 02895*** 125.555 0 0 02903*** 28 0 0 02913*** 803 0 0 02919*** 0 0 300 02955*** 197 0 0 02955*** 38 0 0 02971*** 73 0 0 03044*** 32 0 0 03151*** 4.546 0 0 03170*** 186 0 0 2 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 03243*** 1 0 0 03370*** 563.004 0 0 03394*** 70.837 0 0 03418*** 252 0 0 03451*** 22 0 0 03545*** 113.900 0 0 03569*** 262 0 0 03674*** 42.782 0 0 03795*** 0 0 5 03804*** 0 0 16 03813*** 235 0 0 03851*** 880 0 0 03866*** 30 0 0 03912*** 1 0 0 03956*** 78 0 0 03960*** 30.060 0 0 03974*** 32 0 0 04005*** 120 0 0 04019*** 0 0 364 04073*** 231.124 0 0 04120*** 31 0 0 04197*** 26 0 0 04243*** 1.200 0 0 04297*** 7 0 0 04303*** 34 0 0 04331*** 31 0 0 04361*** 3 0 0 04398*** 3.157 0 0 04497*** 0 0 63 04512*** 4 0 0 04533*** 37 0 0 04609*** 752 0 0 3 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 04609*** 1.724 0 0 04616*** 10.132 0 0 04653*** 52 0 0 04686*** 5 0 0 04701*** 774 0 0 04736*** 23.483 0 0 04741*** 0 52 0 04751*** 128.196 0 0 04839*** 227 0 0 04847*** 5 0 0 04848*** 78 0 0 04854*** 73 0 0 04899*** 20 0 0 04914*** 77 0 0 04915*** 15 0 0 04963*** 516 0 0 05064*** 30 0 0 05075*** 6 0 0 05103*** 700 0 0 05112*** 15 0 0 05147*** 21.901 0 0 05152*** 28 0 0 05186*** 5 0 0 05278*** 5 0 0 05316*** 1.300 0 0 05448*** 19.990 0 0 05450*** 131 0 0 05479*** 1.973.930 0 0 05479*** 61.754 0 0 05479*** 3.758.978 0 0 05541*** 0 0 26 05589*** 124.853 0 0 4 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 05589*** 464.540 0 0 05589*** 37.313 0 0 05605*** 29 0 0 05616*** 0 0 8 05673*** 4 0 0 05727*** 0 0 150 05775*** 6.789 0 0 05779*** 1 0 0 05838*** 34.676 0 0 05839*** 86.166 0 0 05839*** 257.954 0 0 05839*** 176.144 0 0 05839*** 1.482 0 0 05839*** 830.300 0 0 05839*** 1.035.828 0 0 05839*** 15.200 0 0 05839*** 9.200 0 0 05839*** 923.595 0 0 05839*** 235.491 0 0 05839*** 469.200 0 0 05839*** 986 0 0 05839*** 15.038 0 0 05839*** 1.400.686 0 0 05839*** 6.107.075 0 0 05839*** 406.561 0 0 05839*** 51.890 0 0 05840*** 17.285 0 0 05840*** 245.664 0 0 05840*** 51.915 0 0 05840*** 1.057.665 0 0 05840*** 6.044.802 0 0 05840*** 578.904 0 0 5 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 05840*** 2.779.572 0 0 05840*** 37.400 0 0 05870*** 631 0 0 05886*** 32 0 0 05915*** 22 0 0 05940*** 130 0 0 05964*** 366.354 0 0 05985*** 164.580 0 0 05986*** 2.292.701 0 0 05986*** 1.935.439 0 0 05986*** 25.950 0 0 05986*** 2.721 0 0 05987*** 186.773 0 0 05987*** 169.328 0 0 05987*** 15.724 0 0 05987*** 2.059.600 0 0 05987*** 1.710.700 0 0 05987*** 251.891 0 0 05987*** 24.022 0 0 05987*** 1.295.375 0 0 05987*** 32.613 0 0 05987*** 244.168 0 0 05987*** 96.177 0 0 05987*** 4.215.596 0 0 05987*** 608.147 0 0 05987*** 3.146.613 0 0 06030*** 200.935 0 0 06046*** 2.036.732 0 0 06069*** 7.424 0 0 06105*** 54.000 0 0 06134*** 214.585 0 0 06148*** 183 0 0 6 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 06148*** 96.949 0 0 06200*** 82 0 0 06239*** 192.579 0 0 06239*** 528.261 0 0 06294*** 27 0 0 06323*** 681.474 0 0 06331*** 78 0 0 06336*** 2 0 0 06370*** 0 3 0 06470*** 1.327 0 0 06541*** 350.925 0 0 06542*** 11 0 0 06552*** 236 0 0 06567*** 39 0 0 06579*** 293 0 0 06665*** 116 0 0 06758*** 8.000 0 0 06885*** 36.100 0 0 06900*** 0 0 5 06916*** 489.931 0 0 06942*** 540 0 0 06943*** 2.648.373 0 0 06943*** 1.205.745 0 0 06964*** 579.138 0 0 06999*** 18 0 0 07023*** 100 0 0 07046*** 76.654 0 0 07046*** 0 1.053 0 07060*** 302.070 0 0 07068*** 0 0 4 07096*** 47.393 0 0 07104*** 339.400 0 0 7 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 07140*** 1.195.271 0 0 07140*** 23.062 0 0 07140*** 1.565 0 0 07140*** 30.137 0 0 07141*** 36.008 0 0 07154*** 2 0 0 07187*** 19.371 0 0 07187*** 700 0 0 07191*** 1.048.534 0 0 07191*** 430.900 0 0 07191*** 141.137 0 0 07216*** 0 0 1 07226*** 11 0 0 07237*** 1.054.918 0 0 07237*** 241.893 0 0 07247*** 353.000 0 0 07247*** 202.947 0 0 07247*** 352.356 0 0 07277*** 10 0 0 07333*** 359.537 0 0 07345*** 12.059 0 0 07345*** 28.600 0 0 07352*** 116 0 0 07388*** 7 0 0 07397*** 10 0 0 07418*** 13.800 0 0 07418*** 56.053 0 0 07418*** 1.594.994 0 0 07418*** 1.644.070 0 0 07463*** 0 0 4 07488*** 413.247 0 0 07496*** 2.065.135 0 0 8 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 07496*** 5.119 0 0 07496*** 76.294 0 0 07496*** 171.009 0 0 07506*** 5.291.237 0 0 07516*** 13.345.165 0 0 07516*** 1.261.753 0 0 07516*** 1.628 0 0 07516*** 32.471 0 0 07516*** 1.288.019 0 0 07518*** 123.892 0 0 07521*** 66.700 0 0 07521*** 43.995 0 0 07526*** 29.372 0 0 07529*** 162.653 0 0 07536*** 154.279 0 0 07546*** 71 0 0 07551*** 10.170 0 0 07593*** 616.396 0 0 07622*** 6.325.331 0 0 07622*** 85 0 0 07647*** 99.974 0 0 07655*** 1.138.751 0 0 07655*** 23.100 0 0 07658*** 4.606 0 0 07667*** 5.699 0 0 07670*** 19.284 0 0 07670*** 2.150.000 0 0 07678*** 117.285 0 0 07686*** 11.058 0 0 07692*** 51 0 0 07703*** 183 0 0 07724*** 349.148 0 0 9 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 07790*** 19.900 0 0 07792*** 635.291 0 0 07820*** 2.778 0 0 07846*** 126 0 0 07846*** 80.013 0 0 07877*** 78 0 0 07889*** 525.640 0 0 07889*** 65.302 0 0 07940*** 379.281 0 0 07942*** 676.530 0 0 07990*** 61.466 0 0 08058*** 17 0 0 08075*** 8.831 0 0 08196*** 118.195.963 0 0 08239*** 131 0 0 08265*** 288.148 0 0 08268*** 5.109 0 0 08295*** 30.555.108 0 0 08295*** 5.994.370 0 0 08295*** 117.446 0 0 08350*** 1.439 0 0 08387*** 36.900 0 0 08387*** 129.157 0 0 08409*** 70 0 0 08420*** 0 0 18 08434*** 68.332 0 0 08446*** 57 0 0 08463*** 5.916 0 0 08464*** 5.030.316 0 0 08471*** 64.610 0 0 08492*** 52 0 0 08514*** 2 0 0 10 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 08521*** 1 0 0 08532*** 89 0 0 08561*** 1.313.246 0 0 08571*** 5.783 0 0 08579*** 444.277 0 0 08621*** 1.083.532 0 0 08623*** 2.297 0 0 08640*** 62.926 0 0 08640*** 159.800 0 0 08701*** 1 0 0 08735*** 11 0 0 08740*** 276.588 0 0 08757*** 67.241 0 0 08762*** 100 0 0 08765*** 25.150.073 0 0 08840*** 11.519.827 0 0 08857*** 1.205.987 0 0 08875*** 83.500 0 0 08900*** 2.599 0 0 08931*** 2.561 0 0 08935*** 30.000.002 0 0 08945*** 156.350 0 0 08952*** 289 0 0 08973*** 100.554 0 0 08973*** 341.000 0 0 08988*** 155.537 0 0 09001*** 4.116.200 0 0 09001*** 217.100 0 0 09005*** 757 0 0 09029*** 86.969 0 0 09048*** 963.275 0 0 09048*** 125.210 0 0 11 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 09063*** 563.462 0 0 09064*** 1 0 0 09073*** 480.734 0 0 09076*** 0 3.255 0 09089*** 611.148 0 0 09089*** 30.816 0 0 09094*** 12 0 0 09094*** 214.458 0 0 09145*** 18.781.339 0 0 09163*** 1.573.574 0 0 09180*** 1.000 0 0 09241*** 553 0 0 09286*** 54.261 0 0 09294*** 286.435 0 0 09299*** 1.309.021 0 0 09312*** 0 0 26 09323*** 32.563 0 0 09323*** 598.916 0 0 09330*** 3.244 0 0 09330*** 185.313 0 0 09336*** 167.981 0 0 09411*** 62.446 0 0 09470*** 341.092 0 0 09470*** 186.633 0 0 09485*** 0 220 0 09518*** 575 0 0 09523*** 85 0 0 09559*** 1.174.428 0 0 09564*** 317.892 0 0 09567*** 284.940 0 0 09593*** 949.225 0 0 09605*** 4.700 0 0 12 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 09620*** 595.801 0 0 09627*** 53.469 0 0 09644*** 10.200 0 0 09695*** 4 0 0 09720*** 6.729.986 0 0 09906*** 900 0 0 10192*** 5.632 0 0 10214*** 211.537 0 0 10240*** 6.708 0 0 10243*** 75.932 0 0 10263*** 63.105 0 0 10263*** 382.502 0 0 10263*** 407.659 0 0 10295*** 172 0 0 10324*** 923.020 0 0 10362*** 39 0 0 10363*** 1.641 0 0 10374*** 129.761 0 0 10378*** 76.633 0 0 10378*** 25.107 0 0 10392*** 1.123 0 0 10400*** 57.000 0 0 10418*** 245.796 0 0 10419*** 158.809 0 0 10459*** 1 0 0 10481*** 7.961.846 0 0 10492*** 521.508 0 0 10518*** 319 0 0 10553*** 3.172.893 0 0 10559*** 0 300 0 10561*** 6.556 0 0 10569*** 91.548 0 0 13 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 10583*** 401.394 0 0 10596*** 3.203 0 0 10672*** 37.930 0 0 10678*** 218.262 0 0 10698*** 0 0 44 10700*** 731.309 0 0 10762*** 20.888 0 0 10765*** 18.803.498 0 0 10809*** 205.991 0 0 10831*** 202.812 0 0 10931*** 12 0 0 10987*** 3.000 0 0 11030*** 2.794.887 0 0 11100*** 1.802.537 0 0 11154*** 0 1.000 0 11175*** 2.160 0 0 11184*** 10.055 0 0 11184*** 3.756.979 0 0 11188*** 13.589.419 0 0 11225*** 305.289 0 0 11228*** 19.250 0 0 11274*** 366.305 0 0 11286*** 0 0 16.833 11311*** 790.158 0 0 11324*** 10.483 0 0 11324*** 16.902 0 0 11390*** 81.326 0 0 11419*** 10.817 0 0 11423*** 86.787 0 0 11435*** 195.316 0 0 11451*** 48.587 0 0 11520*** 58.805 0 0 14 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 11538*** 968.520 0 0 11604*** 530.964 0 0 11709*** 0 1 0 11748*** 550.672 0 0 11811*** 116.899 0 0 11841*** 373.852 0 0 11906*** 198.457 0 0 11952*** 351.068 0 0 12068*** 1.209.685 0 0 12086*** 22.856 0 0 12090*** 315 0 0 12094*** 604.055 0 0 12120*** 89.516 0 0 12125*** 0 380 0 12194*** 1 0 0 12227*** 6.467 0 0 12241*** 75.070 0 0 12287*** 29.043 0 0 12343*** 105 0 0 12456*** 0 3 0 12483*** 6.898 0 0 12525*** 74.201 0 0 12547*** 3 0 0 12581*** 17 0 0 12611*** 6.864 0 0 12647*** 0 0 3 12798*** 300.158 0 0 12798*** 5.842.375 0 0 12808*** 13.623.014 0 0 12938*** 223.705 0 0 12981*** 407 0 0 12984*** 8.027 0 0 15 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 12984*** 25.307 0 0 12995*** 61 0 0 13022*** 11.025 0 0 13033*** 13.742 0 0 13066*** 391.968 0 0 13081*** 195.500 0 0 13136*** 72.750 0 0 13157*** 262 0 0 13157*** 29 0 0 13255*** 641.177 0 0 13294*** 172.015 0 0 13295*** 6 0 0 13296*** 100.897 0 0 13307*** 248.719 0 0 13343*** 412.707 0 0 13362*** 704.038 0 0 13391*** 78 0 0 13402*** 393.031 0 0 13455*** 517.665 0 0 13562*** 154.241 0 0 13562*** 46.725 0 0 13562*** 768.614 0 0 13628*** 6.781 0 0 13665*** 180.106 0 0 13725*** 108.849 0 0 13792*** 0 157 0 13796*** 159.659 0 0 13834*** 388.296 0 0 13834*** 569.494 0 0 13986*** 68 0 0 13998*** 18.167 0 0 14008*** 26 0 0 16 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 14012*** 1.875.281 0 0 14023*** 15 0 0 14027*** 777.614 0 0 14167*** 33.438 0 0 14180*** 284.741 0 0 14220*** 14.143 0 0 14240*** 30.055 0 0 14301*** 14 0 0 14366*** 37.338 0 0 14406*** 252 0 0 14416*** 443.091 0 0 14430*** 0 0 92 14461*** 105.400 0 0 14476*** 191.241 0 0 14494*** 15.868 0 0 14507*** 959.799 0 0 14541*** 2.149.662 0 0 14549*** 12.557 0 0 14578*** 302 0 0 14623*** 1.378.547 0 0 14623*** 277.669 0 0 14624*** 1.992.941 0 0 14628*** 69.891 0 0 14639*** 252.820 0 0 14648*** 10.734 0 0 14765*** 33.200 0 0 14769*** 3.409 0 0 14791*** 66.936 0 0 14809*** 4.750 0 0 14809*** 157.159 0 0 14879*** 12.400 0 0 14884*** 20 0 0 17 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 14913*** 183 0 0 14963*** 387.144 0 0 14988*** 1.269.621 0 0 15154*** 760.292 0 0 15173*** 0 0 10 15265*** 243.650 0 0 15265*** 3.850 0 0 15296*** 0 110 0 15323*** 280.033 0 0 15350*** 1.161.332 0 0 15484*** 0 0 10 15816*** 19 0 0 15831*** 8.389.172 0 0 16189*** 1.706 0 0 16534*** 126.570 0 0 16565*** 539.950 0 0 16575*** 599.346 0 0 16592*** 26 0 0 16617*** 47.551 0 0 16640*** 0 0 2.094 16816*** 3.662.832 0 0 16816*** 2.452.568 0 0 16878*** 23.500 0 0 16939*** 1.315.735 0 0 16947*** 844.118 0 0 16947*** 8.220.656 0 0 16947*** 17.352.480 0 0 16947*** 2.125.548 0 0 17021*** 64.558 0 0 17036*** 398.786 0 0 17053*** 13.785 0 0 17138*** 82.249 0 0 18 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 17161*** 117.154 0 0 17162*** 825.659 0 0 17181*** 7.596 0 0 17253*** 13.686 0 0 17284*** 396.905 0 0 17301*** 0 0 77.467 17488*** 5.924 0 0 17500*** 22.156 0 0 17500*** 13.070 0 0 17647*** 67.923 0 0 17696*** 1 0 0 17718*** 233.262 0 0 17817*** 1.101 0 0 17825*** 13.124 0 0 17891*** 329.615 0 0 17893*** 151 0 0 17934*** 138.706 0 0 17998*** 980.750 0 0 18006*** 8.000 0 0 18030*** 29.606 0 0 18037*** 252 0 0 18081*** 5.204 0 0 18138*** 1.488.000 0 0 18138*** 117.566 0 0 18158*** 731.504 0 0 18281*** 112.980 0 0 18324*** 2.707.308 0 0 18405*** 2 0 0 18407*** 1.643.133 0 0 18422*** 51.538 0 0 18470*** 311.441 0 0 18550*** 1.086.000 0 0 19 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 18689*** 147.524 0 0 18723*** 1.200 0 0 18771*** 81 0 0 18830*** 18.495 0 0 18858*** 226.300 0 0 18866*** 0 0 505 18961*** 105.446 0 0 18981*** 29.042 0 0 19100*** 30.137 0 0 19135*** 4.217 0 0 19143*** 2.469.998 0 0 19184*** 491.428 0 0 19244*** 2.521.117 0 0 19318*** 6.566 0 0 19388*** 339.743 0 0 19404*** 107.273 0 0 19449*** 10.213 0 0 19474*** 2 0 0 19530*** 1.662.813 0 0 19573*** 14.699 0 0 19609*** 753.112 0 0 19675*** 182.271 0 0 19708*** 49.500 0 0 19708*** 207.206 0 0 19754*** 1.249.100 0 0 19754*** 795.513 0 0 19791*** 215.566 0 0 19791*** 1.087.429 0 0 19800*** 24.376 0 0 19808*** 382.395 0 0 19874*** 420.832 0 0 19874*** 154.127 0 0 20 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 19874*** 260.502 0 0 19910*** 51.734 0 0 19919*** 1.826.842 0 0 19941*** 0 0 11.133 20026*** 3.423 0 0 20065*** 460.490 0 0 20147*** 598.171 0 0 20164*** 0 0 37 20216*** 20.399 0 0 20270*** 34.702 0 0 20349*** 58.699 0 0 20384*** 0 0 36.000 20397*** 140.607 0 0 20447*** 25.144 0 0 20604*** 165.311 0 0 20622*** 495.215 0 0 20733*** 344.809 0 0 20750*** 43.415 0 0 20796*** 103.225 0 0 20813*** 1.080.186 0 0 20849*** 38.003 0 0 20903*** 21.135 0 0 20923*** 18.583 0 0 21052*** 418.797 0 0 21053*** 331 0 0 21144*** 29.793 0 0 21166*** 4.824 0 0 21215*** 9.541 0 0 21224*** 440.121 0 0 21281*** 19.300 0 0 21287*** 54.102 0 0 21347*** 16.488 0 0 21 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 21373*** 78 0 0 21407*** 3.924.061 0 0 21470*** 410.939 0 0 21494*** 0 0 4.628 21881*** 46.300 0 0 21897*** 0 5.524 0 21898*** 0 0 241 21926*** 15.036 0 0 21930*** 1 0 0 21962*** 167.229 0 0 21983*** 131.341 0 0 22020*** 9 0 0 22025*** 0 0 87 22064*** 105 0 0 22105*** 766.134 0 0 22106*** 78 0 0 22157*** 81.202 0 0 22166*** 50.460 0 0 22241*** 119 0 0 22321*** 177.838 0 0 22360*** 3.445 0 0 22410*** 549.372 0 0 22450*** 0 2 0 22494*** 8 0 0 22501*** 7.806 0 0 22510*** 2.707 0 0 22576*** 2.122.400 0 0 22630*** 13 0 0 22764*** 556.229 0 0 22875*** 199.438 0 0 22896*** 94.365 0 0 22899*** 268.800 0 0 22 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 22993*** 0 0 15 23010*** 200 0 0 23060*** 97.820 0 0 23086*** 126 0 0 23155*** 123.800 0 0 23155*** 783.100 0 0 23242*** 28.338 0 0 23457*** 262 0 0 23572*** 58.189 0 0 23590*** 41.600 0 0 23771*** 4.162 0 0 23771*** 66.731 0 0 23794*** 1.053.826 0 0 23794*** 1.224.782 0 0 23854*** 659.755 0 0 23874*** 517.192 0 0 23958*** 386.415 0 0 23985*** 372.410 0 0 23985*** 16.764 0 0 24158*** 294.802 0 0 24224*** 121.392 0 0 24297*** 7.667 0 0 24307*** 9.515.215 0 0 24399*** 63 0 0 24548*** 1.389 0 0 24548*** 15.139 0 0 24569*** 22.394 0 0 24647*** 10.355 0 0 24676*** 587.336 0 0 24728*** 11.700 0 0 24752*** 63.300 0 0 24767*** 25 0 0 23 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 24779*** 823.588 0 0 24976*** 4.100 0 0 25019*** 16.089 0 0 25028*** 49.988 0 0 25079*** 53.666 0 0 25097*** 1.630 0 0 25138*** 501.214 0 0 25169*** 9.405.988 0 0 25220*** 21.013 0 0 25232*** 520.945 0 0 25282*** 5.177 0 0 25298*** 141 0 0 25454*** 493.963 0 0 25716*** 5 0 0 26066*** 993.100 0 0 26087*** 1.585.139 0 0 26087*** 544.715 0 0 26142*** 42.584 0 0 26160*** 179.749 0 0 26160*** 13.100 0 0 26179*** 0 0 1.097 26311*** 178.233 0 0 26363*** 17.000 0 0 26384*** 0 22 0 26406*** 220.272 0 0 26431*** 677.556 0 0 26491*** 160.081 0 0 26496*** 2.200 0 0 26538*** 50.300 0 0 26565*** 240.830 0 0 26646*** 17.300 0 0 26655*** 2.020 0 0 24 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 26670*** 125.857 0 0 26729*** 49.419.246 0 0 26773*** 22.214 0 0 26776*** 627.712 0 0 26784*** 195 0 0 26784*** 47.490 0 0 26784*** 11.582 0 0 26908*** 78 0 0 27074*** 14.714 0 0 27084*** 120.903 0 0 27109*** 4.531.378 0 0 27150*** 20 0 0 27153*** 26 0 0 27165*** 146 0 0 27222*** 16.850 0 0 27249*** 31.255 0 0 27257*** 2.391.729 0 0 27277*** 84.100 0 0 27289*** 46.280 0 0 27311*** 10.998 0 0 27366*** 71.862 0 0 27429*** 27.923 0 0 27484*** 258.611 0 0 27550*** 274.178 0 0 27703*** 1.476.251 0 0 27714*** 3.523.860 0 0 27714*** 248.243 0 0 27778*** 35.851 0 0 27826*** 46.776 0 0 27866*** 1.720.699 0 0 27866*** 183.547 0 0 27866*** 6.479.778 0 0 25 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 27866*** 2.312.875 0 0 27866*** 144.429 0 0 27880*** 327.367 0 0 27898*** 252 0 0 27995*** 53 0 0 28036*** 4.184 0 0 28072*** 290.772 0 0 28075*** 9.170 0 0 28260*** 20.368.989 0 0 28271*** 14.247 0 0 28328*** 18.501 0 0 28394*** 394.458 0 0 28454*** 645 0 0 28470*** 1.012.787 0 0 28516*** 26.700 0 0 28519*** 30 0 0 28581*** 145.595 0 0 28586*** 146.633 0 0 28690*** 12.100 0 0 28703*** 143.788 0 0 28734*** 1.780.395 0 0 28784*** 71.851 0 0 28875*** 85.721 0 0 28919*** 147 0 0 28979*** 3.600 0 0 28979*** 772.400 0 0 28990*** 1.561.400 0 0 29085*** 10.990 0 0 29092*** 6.287 0 0 29101*** 0 130 0 29203*** 34 0 0 29213*** 20 0 0 26 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 29237*** 500 0 0 29237*** 191.864 0 0 29258*** 500.000 0 0 29264*** 5.500 0 0 29264*** 136.800 0 0 29322*** 21.168.207 0 0 29338*** 43 0 0 29361*** 368.700 0 0 29397*** 0 1 0 29427*** 122.629 0 0 29441*** 225.100 0 0 29478*** 126 0 0 29485*** 496.336 0 0 29522*** 164.741 0 0 29522*** 1.392 0 0 29522*** 31.834 0 0 29522*** 36.477 0 0 29522*** 73.784 0 0 29522*** 322.891 0 0 29522*** 37.803 0 0 29550*** 11.010 0 0 29571*** 141.482 0 0 29592*** 119 0 0 29607*** 85.418 0 0 29668*** 4.956.528 0 0 29941*** 131 0 0 30054*** 1.006.360 0 0 30054*** 197.215 0 0 30054*** 1.011.301 0 0 30066*** 42.446 0 0 30178*** 11.495 0 0 30198*** 383.216 0 0 27 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 30252*** 3 0 0 30254*** 378.768 0 0 30254*** 74.123 0 0 30345*** 42 0 0 30402*** 3.885.070 0 0 30440*** 77 0 0 30447*** 224.100 0 0 30463*** 113.907 0 0 30515*** 18.565 0 0 30522*** 40.400 0 0 30530*** 76.300 0 0 30624*** 25.587 0 0 30625*** 8 0 0 30769*** 565.900 0 0 30769*** 70.322 0 0 30857*** 53 0 0 30918*** 231.714 0 0 30942*** 434.600 0 0 30954*** 7 0 0 30988*** 2.426.228 0 0 31048*** 525 0 0 31050*** 339.796 0 0 31322*** 5.787.710 0 0 31322*** 252.567 0 0 31477*** 1.300 0 0 31502*** 14.699.417 0 0 31570*** 12.464 0 0 31577*** 167.677 0 0 31577*** 279.285 0 0 31591*** 7.357 0 0 31615*** 0 505 0 31629*** 618.400 0 0 28 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 31676*** 43 0 0 31692*** 440.860 0 0 31751*** 11.100 0 0 31766*** 62.601 0 0 31814*** 3.247.081 0 0 31814*** 35.916 0 0 31814*** 914.074 0 0 31866*** 159.455 0 0 31914*** 6.756.760 0 0 31914*** 93.990 0 0 31923*** 49.836 0 0 31978*** 129.382 0 0 31978*** 774.245 0 0 31982*** 23 0 0 31989*** 580.292 0 0 32071*** 661.289 0 0 32106*** 27.666 0 0 32106*** 256.512 0 0 32106*** 763.385 0 0 32131*** 1.200 0 0 32131*** 5.000 0 0 32148*** 0 0 19 32162*** 36.734 0 0 32203*** 602.533 0 0 32240*** 6.833 0 0 32289*** 49.590 0 0 32289*** 983 0 0 32319*** 69.712 0 0 32329*** 1.533.662 0 0 32399*** 339.078 0 0 32413*** 119.191 0 0 32457*** 328.216 0 0 29 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 32474*** 19 0 0 32484*** 54.416 0 0 32484*** 447.889 0 0 32497*** 23.153 0 0 32523*** 1 0 0 32628*** 40.997 0 0 32642*** 1.820 0 0 32708*** 26 0 0 32791*** 0 0 1 32812*** 424.917 0 0 32812*** 30.199 0 0 32812*** 46.726 0 0 32893*** 31.674 0 0 32894*** 300 0 0 32905*** 18.408 0 0 33042*** 30.591.204 80.930 38.186.379 33121*** 19.611 0 0 33166*** 2 0 0 33264*** 0 0 5 33285*** 24.675 0 0 33345*** 94.832 0 0 33377*** 4.100 0 0 33499*** 24.474 0 0 33504*** 6 0 0 33564*** 0 0 1 33580*** 49.056 0 0 33814*** 43.336 0 0 33814*** 115.065 0 0 33842*** 20.742 0 0 33893*** 532 0 0 33899*** 37 0 0 33944*** 0 0 26 30 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 33968*** 55.455 0 0 34027*** 239.150 0 0 34054*** 581.000 0 0 34064*** 926.688 0 0 34123*** 31.600 0 0 34156*** 26 0 0 34172*** 0 2.887.749 0 34172*** 0 54.624 0 34202*** 76 0 0 34218*** 3.054 0 0 34342*** 444 0 0 34401*** 1.704.241 0 0 34401*** 129.116 0 0 34448*** 92.000 0 0 34479*** 0 0 245 34487*** 318 0 0 34516*** 3 0 0 34525*** 15.665 0 0 34546*** 147.520 0 0 34606*** 454.401 0 0 34662*** 50.990 0 0 34677*** 22 0 0 34768*** 8.082 0 0 34781*** 88.313 0 0 34791*** 99.323 0 0 34793*** 0 0 20.013 34825*** 12.806 0 0 34867*** 3.892 0 0 34900*** 225.464 0 0 35017*** 0 78 0 35036*** 10.100 0 0 35040*** 126 0 0 31 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 35159*** 433 0 0 35304*** 200.963 0 0 35372*** 31.800 0 0 35395*** 27.297 0 0 35400*** 35.700 0 0 35492*** 192.000 0 0 35495*** 45.336 0 0 35510*** 4.625 0 0 35595*** 108.198 0 0 35618*** 486.995 0 0 35693*** 11.459.260 0 0 35704*** 300 0 0 35712*** 167.897 0 0 35717*** 177.000 0 0 35803*** 7.185.617 0 0 35806*** 2.600 0 0 35815*** 230 0 0 35845*** 37.773 0 0 35845*** 4.179 0 0 35859*** 386.677 0 0 35865*** 17.575 0 0 35916*** 43.481 0 0 35985*** 11.749 0 0 36034*** 5.400 0 0 36131*** 387.400 0 0 36178*** 80.000 0 0 36215*** 310.000 0 0 36247*** 0 225.910 0 36352*** 2.300 0 0 36518*** 299.262 0 0 36574*** 4.047 0 0 36659*** 5.113 0 0 32 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 36719*** 62.911 0 0 36719*** 3.165 0 0 36741*** 24.065 0 0 36824*** 157 0 0 36892*** 450.520 0 0 36924*** 204.999 0 0 36980*** 1.183 0 0 37092*** 49.641 0 0 37099*** 56.131 0 0 37204*** 8.010 0 0 37228*** 9.922 0 0 37236*** 347.573 0 0 37311*** 74.911 0 0 37339*** 4.683.878 0 0 37347*** 704.157 0 0 37355*** 4.600 0 0 37388*** 110.946 0 0 37499*** 0 0 183 37555*** 16.722 0 0 37606*** 6.033 0 0 37623*** 2.000 0 0 37715*** 433.785 0 0 37717*** 0 105 0 37724*** 23.060 0 0 37806*** 4.742 0 0 37905*** 60.489 0 0 37916*** 1.143.965 0 0 38003*** 3.300 0 0 38100*** 531.264 0 0 38173*** 0 96.071 0 38195*** 3.165 0 0 38350*** 9.123 0 0 33 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 38362*** 630 0 0 38386*** 412.461 0 0 38388*** 9.648 0 0 38512*** 516 0 0 38572*** 426 0 0 38575*** 1 0 0 38628*** 0 0 186 38756*** 708.599 0 0 38856*** 5 0 0 38949*** 17.554 0 0 38961*** 221 0 0 39026*** 256 0 0 39285*** 568 0 0 39304*** 0 31 0 39332*** 2.791.432 0 0 39332*** 1.362.697 0 0 39344*** 418.912 0 0 39383*** 127.042 0 0 39514*** 130.624 0 0 39531*** 425.700 0 0 39600*** 19.245 0 0 39657*** 0 0 5 39687*** 958.330 0 0 39741*** 39.778 0 0 39792*** 18 0 0 39834*** 12.636 0 0 39882*** 63.870 0 0 39959*** 86.000 0 0 40022*** 3.310 0 0 40023*** 110.417 0 0 40056*** 262 0 0 40091*** 217.593 0 0 34 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 40122*** 2.813.156 0 0 40122*** 1.193.251 0 0 40122*** 850.370 0 0 40136*** 1.594 0 0 40147*** 3.258.574 0 0 40156*** 22.779 0 0 40209*** 105.506 0 0 40226*** 3.223 0 0 40226*** 182.272 0 0 40249*** 606.201 0 0 40249*** 6.179 0 0 40249*** 1 0 0 40284*** 8.734 0 0 40343*** 449.020 0 0 40386*** 174.008 0 0 40508*** 532.077 0 0 40514*** 57 0 0 40635*** 413.466 0 0 40671*** 223.503 0 0 40671*** 265.784 0 0 40738*** 127.807 0 0 40841*** 117.712 0 0 40919*** 3.481 0 0 41063*** 17.786 0 0 41081*** 56.852 0 0 41167*** 67.248 0 0 41167*** 27.608 0 0 41215*** 44.138 0 0 41222*** 1.250.400 0 0 41239*** 50.565 0 0 41255*** 32.853 0 0 41266*** 200 0 0 35 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 41286*** 95.955 0 0 41301*** 988.987 0 0 41342*** 252.247 0 0 41409*** 154.372 0 0 41490*** 4 0 0 41562*** 867.527 0 0 41610*** 46.974 0 0 41632*** 248.605 0 0 41673*** 85.129 0 0 41673*** 60.371 0 0 41708*** 8.843 0 0 41853*** 936.135 0 0 41859*** 0 1 0 41881*** 125.900 0 0 41901*** 71.575 0 0 41902*** 5.900 0 0 41907*** 43.123 0 0 41941*** 18.270 0 0 41956*** 84.026 0 0 41956*** 331.715 0 0 42045*** 669.979 0 0 42045*** 168.025 0 0 42133*** 138.845 0 0 42228*** 85.721 0 0 42264*** 317.270 0 0 42332*** 87.078 0 0 42355*** 8.833 0 0 42355*** 97.592 0 0 42389*** 359.301 0 0 42411*** 354.231 0 0 42418*** 0 0 7.465 42427*** 0 0 220.556 36 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 42469*** 24.859 0 0 42479*** 33.206 0 0 42479*** 1.195.724 0 0 42502*** 68.603 0 0 42519*** 879.913 0 0 42520*** 20.156.829 0 0 42571*** 198.851 0 0 42645*** 469 0 0 42681*** 39 0 0 42717*** 24.428 0 0 42717*** 41.877 0 0 42776*** 44.900 0 0 42776*** 17.950 0 0 42814*** 356.850 0 0 42865*** 20.844 0 0 42949*** 38 0 0 43103*** 6.988 0 0 43105*** 21.143 0 0 43186*** 2.680 0 0 43210*** 10.485 0 0 43293*** 22.819 0 0 43313*** 1.794 0 0 43417*** 429 0 0 43427*** 1.644.714 0 0 43503*** 7 0 0 43533*** 1.343 0 0 43533*** 25.264 0 0 43533*** 4.257 0 0 43533*** 85.689 0 0 43533*** 22.794 0 0 43533*** 641.621 0 0 43533*** 172.756 0 0 37 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 43533*** 69.834 0 0 43533*** 7.851 0 0 43533*** 48.306 0 0 43584*** 3.782 0 0 43689*** 6 0 0 43690*** 56.827 0 0 43747*** 277 0 0 43761*** 25.804 0 0 43846*** 3 0 0 43879*** 150.449 0 0 43907*** 18.854 0 0 43907*** 12.327 0 0 43909*** 141.327 0 0 43956*** 0 0 5 44062*** 119.690 0 0 44110*** 184.257 0 0 44127*** 0 181 0 44157*** 0 0 13.465 44216*** 3.216.000 0 0 44258*** 43.226 0 0 44360*** 5.958.821 0 0 44500*** 1.126.080 0 0 44544*** 10.300 0 0 44602*** 57.316 0 0 44643*** 3.030 0 0 44692*** 7.608 0 0 44692*** 585.200 0 0 44700*** 124.052 0 0 44700*** 1.525.473 0 0 44700*** 486.950 0 0 44705*** 1.457.000 0 0 44738*** 89.790 0 0 38 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 44934*** 2.464.420 0 0 45081*** 14.226.739 0 0 45081*** 174.080 0 0 45088*** 3.001.669 0 0 45120*** 237.634 0 0 45128*** 19.447 0 0 45128*** 389.127 0 0 45128*** 139.054 0 0 45128*** 89.637 0 0 45146*** 1.209 0 0 45182*** 62 0 0 45226*** 2.983.315 0 0 45245*** 206.921 0 0 45245*** 453.304 0 0 45261*** 23.873 0 0 45304*** 39.000 0 0 45322*** 7.351.800 0 0 45494*** 1.538.160 0 0 45512*** 4.900 0 0 45550*** 21.410 0 0 45560*** 0 0 5.116.049 45604*** 0 0 10 45605*** 84.353 0 0 45622*** 20.152 0 0 45646*** 1.300 0 0 45681*** 59.926 0 0 45682*** 22.456 0 0 45682*** 20.619 0 0 45687*** 2.200 0 0 45756*** 602.300 0 0 45859*** 13.498 0 0 45971*** 88.563 0 0 39 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 46079*** 54 0 0 46130*** 108.950 0 0 46134*** 2.894.278 0 0 46171*** 197.545 0 0 46375*** 342.489 0 0 46390*** 6 0 0 46438*** 4.387 0 0 46442*** 26 0 0 46909*** 471.683 0 0 46964*** 256.514 0 0 46964*** 2.024.883 0 0 46964*** 117.623 0 0 46964*** 741.582 0 0 46965*** 280.400 0 0 46981*** 1.887.655 0 0 46981*** 712.551 0 0 46981*** 324.856 0 0 46981*** 1.391.085 0 0 47019*** 7.600 0 0 47036*** 4.360.932 0 0 47036*** 11.800 0 0 47092*** 41 0 0 47228*** 33.066 0 0 47352*** 121.081 0 0 47545*** 2.093 0 0 47794*** 2.583 0 0 47848*** 248.495 0 0 47848*** 9.544.233 0 0 47954*** 1.194.175 0 0 48021*** 10.077 0 0 48123*** 23.077 0 0 48138*** 490.653 0 0 40 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 48185*** 45.278 0 0 48331*** 170.837 0 0 48429*** 14.800 0 0 48643*** 9.693 0 0 48643*** 56.722 0 0 48650*** 47.676 0 0 48766*** 1.257 0 0 48820*** 19.276 0 0 48878*** 96.101 0 0 48927*** 2.877 0 0 48977*** 18.090 0 0 48978*** 13.434 0 0 48985*** 112.021 0 0 49105*** 324 0 0 49202*** 81.837 0 0 49256*** 6.819 0 0 49266*** 34.200 0 0 49331*** 40.246 0 0 49444*** 66.401 0 0 49485*** 9.492.101 0 0 49632*** 17.453 0 0 49839*** 1.180.494 0 0 49927*** 731.719 0 0 50072*** 9.502 0 0 50091*** 4.262 0 0 50653*** 14.262 0 0 50675*** 0 0 2 50717*** 189.171 0 0 50729*** 1.065.400 0 0 50856*** 103.861 0 0 50923*** 24.468 0 0 50952*** 141 0 0 41 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 50958*** 74.700 0 0 51023*** 6 0 0 51116*** 630.290 0 0 51116*** 16.436 0 0 51262*** 262 0 0 51262*** 650 0 0 51283*** 0 0 91 51324*** 244 0 0 51360*** 170.441 0 0 51360*** 6.036 0 0 51487*** 0 72.037 0 51519*** 877 0 0 51662*** 123.028 0 0 51752*** 55.505 0 0 51817*** 29.680 0 0 51888*** 19.043 0 0 51990*** 12 0 0 51990*** 823.596 0 0 52021*** 100 0 0 52025*** 150.152 0 0 52048*** 120.275 0 0 52083*** 54.679 0 0 52085*** 2.556.558 0 0 52182*** 88.036 0 0 52188*** 61.166 0 0 52203*** 14.121 0 0 52647*** 547.360 0 0 52735*** 36.900 0 0 52800*** 3.447 0 0 52950*** 2.000 0 0 52995*** 226 0 0 53176*** 50.777 0 0 42 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 53503*** 1.235 0 0 53599*** 1.207.828 0 0 53673*** 23.369 0 0 53780*** 70.796 0 0 53829*** 4.041 0 0 53861*** 83.376 0 0 54026*** 25.601 0 0 54069*** 886 0 0 54250*** 62.007 0 0 54423*** 188.888 0 0 54584*** 1.262 0 0 54603*** 30.900 0 0 54679*** 174.979 0 0 54707*** 164.130 0 0 54714*** 0 0 105 54784*** 17.315 0 0 54792*** 1.132.260 0 0 54792*** 35.775 0 0 55029*** 30.370 0 0 55053*** 18.532 0 0 55105*** 3.260.081 0 0 55240*** 7.000 0 0 55264*** 26.202 0 0 55315*** 3.198 0 0 55343*** 2.237 0 0 55361*** 131 0 0 55369*** 19.082 0 0 55420*** 48.316 0 0 55483*** 61.133 0 0 55522*** 532.882 0 0 55664*** 2.300 0 0 55750*** 20.000 0 0 43 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 55751*** 6.800 0 0 55893*** 42.998 0 0 55894*** 322.372 0 0 55912*** 1.510 0 0 55989*** 260.809 0 0 56007*** 35.178 0 0 56029*** 13.973 0 0 56042*** 339.292 0 0 56088*** 33.066 0 0 56091*** 21.489 0 0 56155*** 22.713 0 0 56208*** 252.073 0 0 56211*** 3.384 0 0 56504*** 5.272 0 0 56704*** 64.318 0 0 56707*** 63.016 0 0 56868*** 26 0 0 56951*** 92.300 0 0 57091*** 14.257 0 0 57172*** 200.060 0 0 57343*** 604.979 0 0 57532*** 446 0 0 57537*** 8.041 0 0 57654*** 117.026 0 0 57788*** 75.267 0 0 57809*** 472.058 0 0 57844*** 254.425 0 0 57848*** 5.898 0 0 57979*** 178.596 0 0 58114*** 1.970 0 0 58175*** 56.163 0 0 58175*** 35.393 0 0 44 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 58175*** 18.663 0 0 58270*** 27.305 0 0 58599*** 4.399 0 0 58947*** 7.003 0 0 58975*** 18.582 0 0 58991*** 0 0 131 59051*** 63.800 0 0 59141*** 30.645 0 0 59141*** 128.200 0 0 59141*** 229.800 0 0 59175*** 573.588 0 0 59216*** 1.540 0 0 59307*** 162.064 0 0 59345*** 9 0 0 59701*** 278 0 0 59840*** 51.778 0 0 60018*** 0 0 1.013.645 60018*** 0 0 198.620 60140*** 123.500 0 0 60347*** 146.967 0 0 60356*** 40 0 0 60835*** 10 0 0 60922*** 22.764 0 0 61039*** 36 0 0 61343*** 21.885 0 0 61344*** 5.732 0 0 61557*** 1.894 0 0 61596*** 12.234 0 0 61596*** 21.479 0 0 61664*** 47.789 0 0 61664*** 3.143 0 0 61684*** 5.177.898 0 0 45 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 61684*** 10.738.330 0 0 61699*** 0 289 0 61793*** 39.569 0 0 61807*** 13.672 0 0 61838*** 6.625 0 0 61859*** 48.907 0 0 61988*** 41.266 0 0 61990*** 11.385 0 0 62101*** 7.244.851 0 0 62236*** 0 1 0 62317*** 172 0 0 62337*** 12.445 0 0 62493*** 8.500 0 0 62569*** 122.933 0 0 62673*** 30.921 0 0 62673*** 104.008 0 0 62673*** 1.515 0 0 62760*** 2.120.733 0 0 62765*** 187.600 0 0 62854*** 415.900 0 0 62873*** 10.900 0 0 63103*** 1.417.584 0 0 63114*** 33.875 0 0 63135*** 54.331 0 0 63135*** 10.119 0 0 63182*** 76.280 0 0 63291*** 54.719 0 0 63360*** 53.743 0 0 63594*** 3.757 0 0 63697*** 3.100 0 0 64058*** 898 0 0 64108*** 119.038 0 0 46 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 64108*** 680.500 0 0 64169*** 300 0 0 64491*** 718 0 0 64924*** 8.058 0 0 64979*** 233 0 0 64989*** 0 0 367.236 64989*** 14.300 0 0 65325*** 44.365 0 0 66443*** 126 0 0 66578*** 2 0 0 68415*** 51 0 0 68559*** 32.140 0 0 69712*** 0 0 252 69837*** 28 0 0 69851*** 0 505 0 70216*** 60 0 0 71658*** 27 0 0 72730*** 26 0 0 73769*** 1.325 0 0 74843*** 50 0 0 74927*** 737 0 0 75767*** 196 0 0 75917*** 6 0 0 76815*** 13 0 0 76878*** 383 0 0 78208*** 137 0 0 78462*** 262 0 0 78515*** 107 0 0 78687*** 262 0 0 78759*** 8 0 0 80653*** 50 0 0 80663*** 37 0 0 47 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 81792*** 0 370 0 81907*** 473 0 0 82115*** 0 0 126 83648*** 26 0 0 84715*** 394 0 0 84893*** 98 0 0 84925*** 1.182 0 0 86216*** 40 0 0 86436*** 160 0 0 87376*** 59.993 0 0 87548*** 0 0 31 87737*** 34 0 0 88687*** 5 0 0 89270*** 3.498 0 0 89469*** 26 0 0 91635*** 1 0 0 91890*** 20 0 0 92643*** 23 0 0 92693*** 166.555 0 0 93823*** 71 0 0 94974*** 1 0 0 96394*** 99 0 0 96559*** 348 0 0 97204*** 20 0 0 97538*** 6.193.607 0 0 97538*** 58.840 0 0 97539*** 25.749 0 0 97539*** 1.205.456 0 0 97539*** 27.041 0 0 97539*** 46.818 0 0 97539*** 45.744 0 0 97539*** 2.399 0 0 48 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 97539*** 79.209 0 0 97539*** 33.729 0 0 97539*** 684.578 0 0 97539*** 4.713.043 0 0 97539*** 6.061 0 0 97539*** 33.635 0 0 97539*** 101.545 0 0 97539*** 929.096 0 0 97539*** 81.867 0 0 97539*** 6.565.897 0 0 97539*** 3.637.171 0 0 97539*** 2.027.428 0 0 97539*** 4.500.246 0 0 97539*** 495.822 0 0 97539*** 1.258.917 0 0 97539*** 2.585.707 0 0 97539*** 206.300 0 0 97539*** 144.600 0 0 97539*** 59.299 0 0 97540*** 96.243 0 0 97540*** 4.739 0 0 97540*** 129.925 0 0 97540*** 326.173 0 0 97540*** 245.950 0 0 97540*** 2.335.756 0 0 97540*** 1.558.073 0 0 97540*** 36.129 0 0 97540*** 394 0 0 97540*** 239.187 0 0 97540*** 69.227 0 0 97540*** 3.937.979 0 0 97540*** 126.328 0 0 49 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 2. The Management Proposal for the conversion of all class A1 preferred shares issued by the Company (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) for each 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at a special meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined in item (3) below); and c. authorization by B3 for the Migration to Novo Mercado. 97540*** 2.488 0 0 97540*** 625.739 0 0 97540*** 2.269.190 0 0 97540*** 2.118.291 0 0 97540*** 13.667 0 0 97540*** 276.294 0 0 97540*** 21.824.131 0 0 97555*** 0 146 0 98617*** 741 0 0 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 50 de 50 # Classificação: Pública Shareholder For Against Abstain Total 1.123.910.817 3.428.557 45.414.724 00034*** 131 0 0 00125*** 1.574.173 0 0 00190*** 0 0 482 00237*** 60 0 0 00255*** 1 0 0 00341*** 0 6 0 00374*** 0 0 117.118 00560*** 6.438 0 0 00586*** 12 0 0 00632*** 12 0 0 00710*** 133 0 0 00727*** 59 0 0 00739*** 1.803 0 0 00805*** 143 0 0 00961*** 1.919 0 0 01017*** 1 0 0 01051*** 0 0 26 01099*** 0 0 98 01182*** 27 0 0 01214*** 15 0 0 01221*** 60.452 0 0 01273*** 105 0 0 01282*** 23 0 0 01333*** 240 0 0 01335*** 18 0 0 01358*** 78 0 0 01456*** 5 0 0 01496*** 177.406 0 0 01668*** 123 0 0 01699*** 228.912 0 0 01884*** 630 0 0 CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 1 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 01915*** 200 0 0 01956*** 35 0 0 02001*** 176 0 0 02020*** 230.569 0 0 02075*** 152 0 0 02097*** 1.398 0 0 02165*** 0 18 0 02219*** 0 0 2 02231*** 2.739 0 0 02231*** 18.318 0 0 02280*** 16 0 0 02455*** 0 0 12 02524*** 316 0 0 02535*** 2.304 0 0 02589*** 378 0 0 02657*** 26 0 0 02657*** 0 0 26 02806*** 2.525 0 0 02825*** 1.235 0 0 02858*** 49 0 0 02863*** 1.112.278 0 0 02887*** 55.148 0 0 02895*** 125.555 0 0 02903*** 28 0 0 02913*** 803 0 0 02919*** 0 0 300 02955*** 197 0 0 02955*** 38 0 0 02971*** 73 0 0 03044*** 32 0 0 03151*** 4.546 0 0 03170*** 186 0 0 2 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 03243*** 1 0 0 03370*** 563.004 0 0 03394*** 70.837 0 0 03418*** 252 0 0 03451*** 0 0 22 03545*** 113.900 0 0 03569*** 262 0 0 03674*** 42.782 0 0 03795*** 0 0 5 03804*** 0 0 16 03813*** 235 0 0 03851*** 880 0 0 03866*** 30 0 0 03912*** 1 0 0 03956*** 78 0 0 03960*** 30.060 0 0 03974*** 32 0 0 04005*** 120 0 0 04019*** 0 0 364 04073*** 231.124 0 0 04120*** 31 0 0 04197*** 26 0 0 04243*** 1.200 0 0 04297*** 7 0 0 04303*** 34 0 0 04331*** 31 0 0 04361*** 3 0 0 04398*** 3.157 0 0 04497*** 0 0 63 04512*** 4 0 0 04533*** 37 0 0 04609*** 752 0 0 3 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 04609*** 1.724 0 0 04616*** 10.132 0 0 04653*** 52 0 0 04686*** 5 0 0 04701*** 774 0 0 04736*** 23.483 0 0 04741*** 0 52 0 04751*** 128.196 0 0 04839*** 227 0 0 04847*** 5 0 0 04848*** 78 0 0 04854*** 73 0 0 04899*** 20 0 0 04914*** 77 0 0 04915*** 15 0 0 04963*** 516 0 0 05064*** 30 0 0 05075*** 6 0 0 05103*** 700 0 0 05112*** 15 0 0 05147*** 21.901 0 0 05152*** 28 0 0 05186*** 5 0 0 05278*** 5 0 0 05316*** 1.300 0 0 05448*** 19.990 0 0 05450*** 131 0 0 05479*** 1.973.930 0 0 05479*** 61.754 0 0 05479*** 3.758.978 0 0 05541*** 0 0 26 05589*** 124.853 0 0 4 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 05589*** 464.540 0 0 05589*** 37.313 0 0 05605*** 29 0 0 05616*** 0 0 8 05673*** 4 0 0 05727*** 0 0 150 05775*** 6.789 0 0 05779*** 1 0 0 05838*** 34.676 0 0 05839*** 86.166 0 0 05839*** 257.954 0 0 05839*** 176.144 0 0 05839*** 1.482 0 0 05839*** 830.300 0 0 05839*** 1.035.828 0 0 05839*** 15.200 0 0 05839*** 9.200 0 0 05839*** 923.595 0 0 05839*** 235.491 0 0 05839*** 469.200 0 0 05839*** 986 0 0 05839*** 15.038 0 0 05839*** 1.400.686 0 0 05839*** 6.107.075 0 0 05839*** 406.561 0 0 05839*** 51.890 0 0 05840*** 17.285 0 0 05840*** 245.664 0 0 05840*** 51.915 0 0 05840*** 1.057.665 0 0 05840*** 6.044.802 0 0 05840*** 578.904 0 0 5 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 05840*** 2.779.572 0 0 05840*** 37.400 0 0 05870*** 0 0 631 05886*** 32 0 0 05915*** 22 0 0 05940*** 130 0 0 05964*** 366.354 0 0 05985*** 164.580 0 0 05986*** 2.292.701 0 0 05986*** 1.935.439 0 0 05986*** 25.950 0 0 05986*** 2.721 0 0 05987*** 186.773 0 0 05987*** 169.328 0 0 05987*** 15.724 0 0 05987*** 2.059.600 0 0 05987*** 1.710.700 0 0 05987*** 251.891 0 0 05987*** 24.022 0 0 05987*** 1.295.375 0 0 05987*** 32.613 0 0 05987*** 244.168 0 0 05987*** 96.177 0 0 05987*** 4.215.596 0 0 05987*** 608.147 0 0 05987*** 3.146.613 0 0 06030*** 200.935 0 0 06046*** 2.036.732 0 0 06069*** 7.424 0 0 06105*** 54.000 0 0 06134*** 214.585 0 0 06148*** 183 0 0 6 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 06148*** 96.949 0 0 06200*** 82 0 0 06239*** 192.579 0 0 06239*** 528.261 0 0 06294*** 27 0 0 06323*** 681.474 0 0 06331*** 78 0 0 06336*** 2 0 0 06370*** 0 3 0 06470*** 1.327 0 0 06541*** 350.925 0 0 06542*** 11 0 0 06552*** 236 0 0 06567*** 39 0 0 06579*** 293 0 0 06665*** 116 0 0 06758*** 8.000 0 0 06885*** 36.100 0 0 06900*** 0 0 5 06916*** 489.931 0 0 06942*** 540 0 0 06943*** 2.648.373 0 0 06943*** 1.205.745 0 0 06964*** 579.138 0 0 06999*** 18 0 0 07023*** 100 0 0 07046*** 76.654 0 0 07046*** 0 1.053 0 07060*** 302.070 0 0 07068*** 0 0 4 07096*** 47.393 0 0 07104*** 339.400 0 0 7 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 07140*** 1.195.271 0 0 07140*** 23.062 0 0 07140*** 1.565 0 0 07140*** 30.137 0 0 07141*** 36.008 0 0 07154*** 2 0 0 07187*** 19.371 0 0 07187*** 700 0 0 07191*** 1.048.534 0 0 07191*** 430.900 0 0 07191*** 141.137 0 0 07216*** 0 0 1 07226*** 11 0 0 07237*** 1.054.918 0 0 07237*** 241.893 0 0 07247*** 353.000 0 0 07247*** 202.947 0 0 07247*** 352.356 0 0 07277*** 10 0 0 07333*** 359.537 0 0 07345*** 12.059 0 0 07345*** 28.600 0 0 07352*** 116 0 0 07388*** 7 0 0 07397*** 10 0 0 07418*** 13.800 0 0 07418*** 56.053 0 0 07418*** 1.594.994 0 0 07418*** 1.644.070 0 0 07463*** 0 0 4 07488*** 413.247 0 0 07496*** 2.065.135 0 0 8 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 07496*** 5.119 0 0 07496*** 76.294 0 0 07496*** 171.009 0 0 07506*** 5.291.237 0 0 07516*** 13.345.165 0 0 07516*** 1.261.753 0 0 07516*** 1.628 0 0 07516*** 32.471 0 0 07516*** 1.288.019 0 0 07518*** 123.892 0 0 07521*** 66.700 0 0 07521*** 43.995 0 0 07526*** 29.372 0 0 07529*** 162.653 0 0 07536*** 154.279 0 0 07546*** 71 0 0 07551*** 10.170 0 0 07593*** 616.396 0 0 07622*** 6.325.331 0 0 07622*** 85 0 0 07647*** 99.974 0 0 07655*** 1.138.751 0 0 07655*** 23.100 0 0 07658*** 4.606 0 0 07667*** 5.699 0 0 07670*** 19.284 0 0 07670*** 2.150.000 0 0 07678*** 117.285 0 0 07686*** 11.058 0 0 07692*** 51 0 0 07703*** 183 0 0 07724*** 349.148 0 0 9 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 07790*** 19.900 0 0 07792*** 635.291 0 0 07820*** 2.778 0 0 07846*** 126 0 0 07846*** 80.013 0 0 07877*** 78 0 0 07889*** 525.640 0 0 07889*** 65.302 0 0 07940*** 379.281 0 0 07942*** 676.530 0 0 07990*** 61.466 0 0 08058*** 17 0 0 08075*** 8.831 0 0 08196*** 118.195.963 0 0 08239*** 131 0 0 08265*** 288.148 0 0 08268*** 5.109 0 0 08295*** 30.555.108 0 0 08295*** 5.994.370 0 0 08295*** 117.446 0 0 08350*** 1.439 0 0 08387*** 36.900 0 0 08387*** 129.157 0 0 08409*** 70 0 0 08420*** 0 0 18 08434*** 68.332 0 0 08446*** 57 0 0 08463*** 5.916 0 0 08464*** 5.030.316 0 0 08471*** 64.610 0 0 08492*** 52 0 0 08514*** 2 0 0 10 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 08521*** 1 0 0 08532*** 89 0 0 08561*** 1.313.246 0 0 08571*** 5.783 0 0 08579*** 444.277 0 0 08621*** 1.083.532 0 0 08623*** 2.297 0 0 08640*** 62.926 0 0 08640*** 159.800 0 0 08701*** 1 0 0 08735*** 11 0 0 08740*** 276.588 0 0 08757*** 67.241 0 0 08762*** 100 0 0 08765*** 25.150.073 0 0 08840*** 11.519.827 0 0 08857*** 1.205.987 0 0 08875*** 83.500 0 0 08900*** 2.599 0 0 08931*** 2.561 0 0 08935*** 30.000.002 0 0 08945*** 156.350 0 0 08952*** 289 0 0 08973*** 100.554 0 0 08973*** 341.000 0 0 08988*** 155.537 0 0 09001*** 4.116.200 0 0 09001*** 217.100 0 0 09005*** 757 0 0 09029*** 86.969 0 0 09048*** 963.275 0 0 09048*** 125.210 0 0 11 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 09063*** 563.462 0 0 09064*** 1 0 0 09073*** 480.734 0 0 09076*** 3.255 0 0 09089*** 611.148 0 0 09089*** 30.816 0 0 09094*** 12 0 0 09094*** 214.458 0 0 09145*** 18.781.339 0 0 09163*** 1.573.574 0 0 09180*** 1.000 0 0 09241*** 553 0 0 09286*** 54.261 0 0 09294*** 286.435 0 0 09299*** 1.309.021 0 0 09312*** 0 0 26 09323*** 32.563 0 0 09323*** 598.916 0 0 09330*** 3.244 0 0 09330*** 185.313 0 0 09336*** 167.981 0 0 09411*** 62.446 0 0 09470*** 341.092 0 0 09470*** 186.633 0 0 09485*** 0 220 0 09518*** 575 0 0 09523*** 85 0 0 09559*** 1.174.428 0 0 09564*** 317.892 0 0 09567*** 284.940 0 0 09593*** 949.225 0 0 09605*** 4.700 0 0 12 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 09620*** 595.801 0 0 09627*** 53.469 0 0 09644*** 10.200 0 0 09695*** 4 0 0 09720*** 6.729.986 0 0 09906*** 900 0 0 10192*** 5.632 0 0 10214*** 211.537 0 0 10240*** 6.708 0 0 10243*** 75.932 0 0 10263*** 63.105 0 0 10263*** 382.502 0 0 10263*** 407.659 0 0 10295*** 172 0 0 10324*** 923.020 0 0 10362*** 39 0 0 10363*** 1.641 0 0 10374*** 129.761 0 0 10378*** 76.633 0 0 10378*** 25.107 0 0 10392*** 1.123 0 0 10400*** 57.000 0 0 10418*** 245.796 0 0 10419*** 158.809 0 0 10459*** 1 0 0 10481*** 7.961.846 0 0 10492*** 521.508 0 0 10518*** 319 0 0 10553*** 3.172.893 0 0 10559*** 0 300 0 10561*** 6.556 0 0 10569*** 91.548 0 0 13 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 10583*** 401.394 0 0 10596*** 3.203 0 0 10672*** 37.930 0 0 10678*** 218.262 0 0 10698*** 0 0 44 10700*** 731.309 0 0 10762*** 20.888 0 0 10765*** 18.803.498 0 0 10809*** 205.991 0 0 10831*** 202.812 0 0 10931*** 12 0 0 10987*** 3.000 0 0 11030*** 2.794.887 0 0 11100*** 1.802.537 0 0 11154*** 0 1.000 0 11175*** 2.160 0 0 11184*** 10.055 0 0 11184*** 3.756.979 0 0 11188*** 13.589.419 0 0 11225*** 305.289 0 0 11228*** 19.250 0 0 11274*** 366.305 0 0 11286*** 0 0 16.833 11311*** 790.158 0 0 11324*** 10.483 0 0 11324*** 16.902 0 0 11390*** 81.326 0 0 11419*** 10.817 0 0 11423*** 86.787 0 0 11435*** 195.316 0 0 11451*** 48.587 0 0 11520*** 58.805 0 0 14 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 11538*** 968.520 0 0 11604*** 530.964 0 0 11709*** 0 1 0 11748*** 550.672 0 0 11811*** 116.899 0 0 11841*** 373.852 0 0 11906*** 198.457 0 0 11952*** 351.068 0 0 12068*** 1.209.685 0 0 12086*** 22.856 0 0 12090*** 315 0 0 12094*** 604.055 0 0 12120*** 89.516 0 0 12125*** 0 380 0 12194*** 1 0 0 12227*** 6.467 0 0 12241*** 75.070 0 0 12287*** 29.043 0 0 12343*** 105 0 0 12456*** 0 3 0 12483*** 6.898 0 0 12525*** 74.201 0 0 12547*** 3 0 0 12581*** 17 0 0 12611*** 6.864 0 0 12647*** 0 0 3 12798*** 300.158 0 0 12798*** 5.842.375 0 0 12808*** 13.623.014 0 0 12938*** 223.705 0 0 12981*** 407 0 0 12984*** 8.027 0 0 15 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 12984*** 25.307 0 0 12995*** 61 0 0 13022*** 11.025 0 0 13033*** 13.742 0 0 13066*** 391.968 0 0 13081*** 195.500 0 0 13136*** 72.750 0 0 13157*** 262 0 0 13157*** 29 0 0 13255*** 641.177 0 0 13294*** 172.015 0 0 13295*** 6 0 0 13296*** 100.897 0 0 13307*** 248.719 0 0 13343*** 412.707 0 0 13362*** 704.038 0 0 13391*** 78 0 0 13402*** 393.031 0 0 13455*** 517.665 0 0 13562*** 154.241 0 0 13562*** 46.725 0 0 13562*** 768.614 0 0 13628*** 6.781 0 0 13665*** 180.106 0 0 13725*** 108.849 0 0 13792*** 0 157 0 13796*** 159.659 0 0 13834*** 388.296 0 0 13834*** 569.494 0 0 13986*** 68 0 0 13998*** 18.167 0 0 14008*** 26 0 0 16 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 14012*** 1.875.281 0 0 14023*** 15 0 0 14027*** 777.614 0 0 14167*** 33.438 0 0 14180*** 284.741 0 0 14220*** 14.143 0 0 14240*** 30.055 0 0 14301*** 14 0 0 14366*** 37.338 0 0 14406*** 252 0 0 14416*** 443.091 0 0 14430*** 0 0 92 14461*** 105.400 0 0 14476*** 191.241 0 0 14494*** 15.868 0 0 14507*** 959.799 0 0 14541*** 2.149.662 0 0 14549*** 12.557 0 0 14578*** 302 0 0 14623*** 1.378.547 0 0 14623*** 277.669 0 0 14624*** 1.992.941 0 0 14628*** 69.891 0 0 14639*** 252.820 0 0 14648*** 10.734 0 0 14765*** 33.200 0 0 14769*** 3.409 0 0 14791*** 66.936 0 0 14809*** 4.750 0 0 14809*** 157.159 0 0 14879*** 12.400 0 0 14884*** 20 0 0 17 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 14913*** 183 0 0 14963*** 387.144 0 0 14988*** 1.269.621 0 0 15154*** 760.292 0 0 15173*** 0 0 10 15265*** 243.650 0 0 15265*** 3.850 0 0 15296*** 0 110 0 15323*** 280.033 0 0 15350*** 1.161.332 0 0 15484*** 0 0 10 15816*** 19 0 0 15831*** 8.389.172 0 0 16189*** 1.706 0 0 16534*** 126.570 0 0 16565*** 539.950 0 0 16575*** 599.346 0 0 16592*** 26 0 0 16617*** 47.551 0 0 16640*** 0 0 2.094 16816*** 3.662.832 0 0 16816*** 2.452.568 0 0 16878*** 23.500 0 0 16939*** 1.315.735 0 0 16947*** 844.118 0 0 16947*** 8.220.656 0 0 16947*** 17.352.480 0 0 16947*** 2.125.548 0 0 17021*** 64.558 0 0 17036*** 398.786 0 0 17053*** 13.785 0 0 17138*** 82.249 0 0 18 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 17161*** 117.154 0 0 17162*** 825.659 0 0 17181*** 7.596 0 0 17253*** 13.686 0 0 17284*** 396.905 0 0 17301*** 0 0 77.467 17488*** 5.924 0 0 17500*** 22.156 0 0 17500*** 13.070 0 0 17647*** 67.923 0 0 17696*** 1 0 0 17718*** 233.262 0 0 17817*** 1.101 0 0 17825*** 13.124 0 0 17891*** 329.615 0 0 17893*** 151 0 0 17934*** 138.706 0 0 17998*** 980.750 0 0 18006*** 8.000 0 0 18030*** 29.606 0 0 18037*** 252 0 0 18081*** 5.204 0 0 18138*** 1.488.000 0 0 18138*** 117.566 0 0 18158*** 731.504 0 0 18281*** 112.980 0 0 18324*** 2.707.308 0 0 18405*** 2 0 0 18407*** 1.643.133 0 0 18422*** 51.538 0 0 18470*** 311.441 0 0 18550*** 1.086.000 0 0 19 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 18689*** 147.524 0 0 18723*** 1.200 0 0 18771*** 81 0 0 18830*** 18.495 0 0 18858*** 226.300 0 0 18866*** 0 0 505 18961*** 105.446 0 0 18981*** 29.042 0 0 19100*** 30.137 0 0 19135*** 4.217 0 0 19143*** 2.469.998 0 0 19184*** 491.428 0 0 19244*** 2.521.117 0 0 19318*** 6.566 0 0 19388*** 339.743 0 0 19404*** 107.273 0 0 19449*** 10.213 0 0 19474*** 2 0 0 19530*** 1.662.813 0 0 19573*** 14.699 0 0 19609*** 753.112 0 0 19675*** 182.271 0 0 19708*** 49.500 0 0 19708*** 207.206 0 0 19754*** 1.249.100 0 0 19754*** 795.513 0 0 19791*** 215.566 0 0 19791*** 1.087.429 0 0 19800*** 24.376 0 0 19808*** 382.395 0 0 19874*** 420.832 0 0 19874*** 154.127 0 0 20 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 19874*** 260.502 0 0 19910*** 51.734 0 0 19919*** 1.826.842 0 0 19941*** 0 0 11.133 20026*** 3.423 0 0 20065*** 460.490 0 0 20147*** 598.171 0 0 20164*** 0 0 37 20216*** 20.399 0 0 20270*** 34.702 0 0 20349*** 58.699 0 0 20384*** 0 0 36.000 20397*** 140.607 0 0 20447*** 25.144 0 0 20604*** 165.311 0 0 20622*** 495.215 0 0 20733*** 344.809 0 0 20750*** 43.415 0 0 20796*** 103.225 0 0 20813*** 1.080.186 0 0 20849*** 38.003 0 0 20903*** 21.135 0 0 20923*** 18.583 0 0 21052*** 418.797 0 0 21053*** 331 0 0 21144*** 29.793 0 0 21166*** 4.824 0 0 21215*** 9.541 0 0 21224*** 440.121 0 0 21281*** 19.300 0 0 21287*** 54.102 0 0 21347*** 16.488 0 0 21 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 21373*** 78 0 0 21407*** 3.924.061 0 0 21470*** 410.939 0 0 21494*** 0 0 4.628 21881*** 46.300 0 0 21897*** 0 5.524 0 21898*** 0 0 241 21926*** 15.036 0 0 21930*** 1 0 0 21962*** 167.229 0 0 21983*** 131.341 0 0 22020*** 9 0 0 22025*** 0 0 87 22064*** 105 0 0 22105*** 766.134 0 0 22106*** 78 0 0 22157*** 81.202 0 0 22166*** 50.460 0 0 22241*** 119 0 0 22321*** 177.838 0 0 22360*** 3.445 0 0 22410*** 549.372 0 0 22450*** 0 2 0 22494*** 8 0 0 22501*** 7.806 0 0 22510*** 2.707 0 0 22576*** 2.122.400 0 0 22630*** 13 0 0 22764*** 556.229 0 0 22875*** 199.438 0 0 22896*** 94.365 0 0 22899*** 268.800 0 0 22 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 22993*** 0 0 15 23010*** 200 0 0 23060*** 97.820 0 0 23086*** 126 0 0 23155*** 123.800 0 0 23155*** 783.100 0 0 23242*** 28.338 0 0 23457*** 262 0 0 23572*** 58.189 0 0 23590*** 41.600 0 0 23771*** 4.162 0 0 23771*** 66.731 0 0 23794*** 1.053.826 0 0 23794*** 1.224.782 0 0 23854*** 659.755 0 0 23874*** 517.192 0 0 23958*** 386.415 0 0 23985*** 372.410 0 0 23985*** 16.764 0 0 24158*** 294.802 0 0 24224*** 121.392 0 0 24297*** 7.667 0 0 24307*** 9.515.215 0 0 24399*** 63 0 0 24548*** 1.389 0 0 24548*** 15.139 0 0 24569*** 22.394 0 0 24647*** 10.355 0 0 24676*** 587.336 0 0 24728*** 11.700 0 0 24752*** 63.300 0 0 24767*** 25 0 0 23 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 24779*** 823.588 0 0 24976*** 4.100 0 0 25019*** 16.089 0 0 25028*** 49.988 0 0 25079*** 53.666 0 0 25097*** 1.630 0 0 25138*** 501.214 0 0 25169*** 9.405.988 0 0 25220*** 21.013 0 0 25232*** 520.945 0 0 25282*** 5.177 0 0 25298*** 141 0 0 25454*** 493.963 0 0 25716*** 5 0 0 26066*** 993.100 0 0 26087*** 1.585.139 0 0 26087*** 544.715 0 0 26142*** 42.584 0 0 26160*** 179.749 0 0 26160*** 13.100 0 0 26179*** 0 0 1.097 26311*** 178.233 0 0 26363*** 17.000 0 0 26384*** 0 22 0 26406*** 220.272 0 0 26431*** 677.556 0 0 26491*** 160.081 0 0 26496*** 2.200 0 0 26538*** 50.300 0 0 26565*** 240.830 0 0 26646*** 17.300 0 0 26655*** 2.020 0 0 24 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 26670*** 125.857 0 0 26729*** 49.419.246 0 0 26773*** 22.214 0 0 26776*** 627.712 0 0 26784*** 195 0 0 26784*** 47.490 0 0 26784*** 11.582 0 0 26908*** 78 0 0 27074*** 14.714 0 0 27084*** 120.903 0 0 27109*** 4.531.378 0 0 27150*** 20 0 0 27153*** 26 0 0 27165*** 146 0 0 27222*** 16.850 0 0 27249*** 31.255 0 0 27257*** 2.391.729 0 0 27277*** 84.100 0 0 27289*** 46.280 0 0 27311*** 10.998 0 0 27366*** 71.862 0 0 27429*** 27.923 0 0 27484*** 258.611 0 0 27550*** 274.178 0 0 27703*** 1.476.251 0 0 27714*** 3.523.860 0 0 27714*** 248.243 0 0 27778*** 35.851 0 0 27826*** 46.776 0 0 27866*** 1.720.699 0 0 27866*** 183.547 0 0 27866*** 6.479.778 0 0 25 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 27866*** 2.312.875 0 0 27866*** 144.429 0 0 27880*** 327.367 0 0 27898*** 252 0 0 27995*** 53 0 0 28036*** 4.184 0 0 28072*** 290.772 0 0 28075*** 9.170 0 0 28260*** 20.368.989 0 0 28271*** 14.247 0 0 28328*** 18.501 0 0 28394*** 394.458 0 0 28454*** 645 0 0 28470*** 1.012.787 0 0 28516*** 26.700 0 0 28519*** 30 0 0 28581*** 145.595 0 0 28586*** 146.633 0 0 28690*** 12.100 0 0 28703*** 143.788 0 0 28734*** 1.780.395 0 0 28784*** 71.851 0 0 28875*** 85.721 0 0 28919*** 147 0 0 28979*** 3.600 0 0 28979*** 772.400 0 0 28990*** 1.561.400 0 0 29085*** 10.990 0 0 29092*** 6.287 0 0 29101*** 0 130 0 29203*** 34 0 0 29213*** 20 0 0 26 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 29237*** 500 0 0 29237*** 191.864 0 0 29258*** 500.000 0 0 29264*** 5.500 0 0 29264*** 136.800 0 0 29322*** 21.168.207 0 0 29338*** 43 0 0 29361*** 368.700 0 0 29397*** 0 1 0 29427*** 122.629 0 0 29441*** 225.100 0 0 29478*** 126 0 0 29485*** 496.336 0 0 29522*** 164.741 0 0 29522*** 1.392 0 0 29522*** 31.834 0 0 29522*** 36.477 0 0 29522*** 73.784 0 0 29522*** 322.891 0 0 29522*** 37.803 0 0 29550*** 11.010 0 0 29571*** 141.482 0 0 29592*** 119 0 0 29607*** 85.418 0 0 29668*** 4.956.528 0 0 29941*** 131 0 0 30054*** 1.006.360 0 0 30054*** 197.215 0 0 30054*** 1.011.301 0 0 30066*** 42.446 0 0 30178*** 11.495 0 0 30198*** 383.216 0 0 27 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 30252*** 3 0 0 30254*** 378.768 0 0 30254*** 74.123 0 0 30345*** 42 0 0 30402*** 3.885.070 0 0 30440*** 77 0 0 30447*** 224.100 0 0 30463*** 113.907 0 0 30515*** 18.565 0 0 30522*** 40.400 0 0 30530*** 76.300 0 0 30624*** 25.587 0 0 30625*** 8 0 0 30769*** 565.900 0 0 30769*** 70.322 0 0 30857*** 53 0 0 30918*** 231.714 0 0 30942*** 434.600 0 0 30954*** 7 0 0 30988*** 2.426.228 0 0 31048*** 525 0 0 31050*** 339.796 0 0 31322*** 5.787.710 0 0 31322*** 252.567 0 0 31477*** 1.300 0 0 31502*** 14.699.417 0 0 31570*** 12.464 0 0 31577*** 167.677 0 0 31577*** 279.285 0 0 31591*** 7.357 0 0 31615*** 0 505 0 31629*** 618.400 0 0 28 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 31676*** 43 0 0 31692*** 440.860 0 0 31751*** 11.100 0 0 31766*** 62.601 0 0 31814*** 3.247.081 0 0 31814*** 35.916 0 0 31814*** 914.074 0 0 31866*** 159.455 0 0 31914*** 6.756.760 0 0 31914*** 93.990 0 0 31923*** 49.836 0 0 31978*** 129.382 0 0 31978*** 774.245 0 0 31982*** 0 0 23 31989*** 580.292 0 0 32071*** 661.289 0 0 32106*** 27.666 0 0 32106*** 256.512 0 0 32106*** 763.385 0 0 32131*** 1.200 0 0 32131*** 5.000 0 0 32148*** 0 0 19 32162*** 36.734 0 0 32203*** 602.533 0 0 32240*** 6.833 0 0 32289*** 49.590 0 0 32289*** 983 0 0 32319*** 69.712 0 0 32329*** 1.533.662 0 0 32399*** 339.078 0 0 32413*** 119.191 0 0 32457*** 328.216 0 0 29 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 32474*** 19 0 0 32484*** 54.416 0 0 32484*** 447.889 0 0 32497*** 23.153 0 0 32523*** 1 0 0 32628*** 40.997 0 0 32642*** 1.820 0 0 32708*** 26 0 0 32791*** 0 0 1 32812*** 424.917 0 0 32812*** 30.199 0 0 32812*** 46.726 0 0 32893*** 31.674 0 0 32894*** 300 0 0 32905*** 18.408 0 0 33042*** 30.591.347 80.930 38.186.236 33121*** 19.611 0 0 33166*** 2 0 0 33264*** 0 0 5 33285*** 24.675 0 0 33345*** 94.832 0 0 33377*** 4.100 0 0 33499*** 24.474 0 0 33504*** 6 0 0 33564*** 0 0 1 33580*** 49.056 0 0 33814*** 43.336 0 0 33814*** 115.065 0 0 33842*** 20.742 0 0 33893*** 532 0 0 33899*** 37 0 0 33944*** 0 0 26 30 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 33968*** 55.455 0 0 34027*** 239.150 0 0 34054*** 581.000 0 0 34064*** 926.688 0 0 34123*** 31.600 0 0 34156*** 26 0 0 34172*** 0 2.887.749 0 34172*** 0 54.624 0 34202*** 76 0 0 34218*** 3.054 0 0 34342*** 444 0 0 34401*** 1.704.241 0 0 34401*** 129.116 0 0 34448*** 92.000 0 0 34479*** 0 0 245 34487*** 318 0 0 34516*** 3 0 0 34525*** 15.665 0 0 34546*** 147.520 0 0 34606*** 454.401 0 0 34662*** 50.990 0 0 34677*** 22 0 0 34768*** 8.082 0 0 34781*** 88.313 0 0 34791*** 99.323 0 0 34793*** 0 0 20.013 34825*** 12.806 0 0 34867*** 3.892 0 0 34900*** 225.464 0 0 35017*** 0 78 0 35036*** 10.100 0 0 35040*** 126 0 0 31 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 35159*** 433 0 0 35304*** 200.963 0 0 35372*** 31.800 0 0 35395*** 27.297 0 0 35400*** 35.700 0 0 35492*** 192.000 0 0 35495*** 45.336 0 0 35510*** 4.625 0 0 35595*** 108.198 0 0 35618*** 486.995 0 0 35693*** 11.459.260 0 0 35704*** 300 0 0 35712*** 167.897 0 0 35717*** 177.000 0 0 35803*** 7.185.617 0 0 35806*** 2.600 0 0 35815*** 230 0 0 35845*** 37.773 0 0 35845*** 4.179 0 0 35859*** 386.677 0 0 35865*** 17.575 0 0 35916*** 43.481 0 0 35985*** 11.749 0 0 36034*** 5.400 0 0 36131*** 387.400 0 0 36178*** 80.000 0 0 36215*** 310.000 0 0 36247*** 0 225.910 0 36352*** 2.300 0 0 36518*** 299.262 0 0 36574*** 4.047 0 0 36659*** 5.113 0 0 32 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 36719*** 62.911 0 0 36719*** 3.165 0 0 36741*** 24.065 0 0 36824*** 157 0 0 36892*** 450.520 0 0 36924*** 204.999 0 0 36980*** 1.183 0 0 37092*** 49.641 0 0 37099*** 56.131 0 0 37204*** 8.010 0 0 37228*** 9.922 0 0 37236*** 347.573 0 0 37311*** 74.911 0 0 37339*** 4.683.878 0 0 37347*** 704.157 0 0 37355*** 4.600 0 0 37388*** 110.946 0 0 37499*** 0 0 183 37555*** 16.722 0 0 37606*** 6.033 0 0 37623*** 2.000 0 0 37715*** 433.785 0 0 37717*** 0 105 0 37724*** 23.060 0 0 37806*** 4.742 0 0 37905*** 60.489 0 0 37916*** 1.143.965 0 0 38003*** 3.300 0 0 38100*** 531.264 0 0 38173*** 0 96.071 0 38195*** 3.165 0 0 38350*** 9.123 0 0 33 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 38362*** 630 0 0 38386*** 412.461 0 0 38388*** 9.648 0 0 38512*** 516 0 0 38572*** 426 0 0 38575*** 1 0 0 38628*** 0 0 186 38756*** 708.599 0 0 38856*** 5 0 0 38949*** 17.554 0 0 38961*** 221 0 0 39026*** 256 0 0 39285*** 568 0 0 39304*** 0 31 0 39332*** 2.791.432 0 0 39332*** 1.362.697 0 0 39344*** 418.912 0 0 39383*** 127.042 0 0 39514*** 130.624 0 0 39531*** 425.700 0 0 39600*** 19.245 0 0 39657*** 0 0 5 39687*** 958.330 0 0 39741*** 39.778 0 0 39792*** 18 0 0 39834*** 12.636 0 0 39882*** 63.870 0 0 39959*** 86.000 0 0 40022*** 3.310 0 0 40023*** 110.417 0 0 40056*** 0 0 262 40091*** 217.593 0 0 34 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 40122*** 2.813.156 0 0 40122*** 1.193.251 0 0 40122*** 850.370 0 0 40136*** 1.594 0 0 40147*** 3.258.574 0 0 40156*** 22.779 0 0 40209*** 105.506 0 0 40226*** 3.223 0 0 40226*** 182.272 0 0 40249*** 606.201 0 0 40249*** 6.179 0 0 40249*** 1 0 0 40284*** 8.734 0 0 40343*** 449.020 0 0 40386*** 174.008 0 0 40508*** 532.077 0 0 40514*** 57 0 0 40635*** 413.466 0 0 40671*** 223.503 0 0 40671*** 265.784 0 0 40738*** 127.807 0 0 40841*** 117.712 0 0 40919*** 3.481 0 0 41063*** 17.786 0 0 41081*** 56.852 0 0 41167*** 67.248 0 0 41167*** 27.608 0 0 41215*** 44.138 0 0 41222*** 1.250.400 0 0 41239*** 50.565 0 0 41255*** 32.853 0 0 41266*** 200 0 0 35 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 41286*** 95.955 0 0 41301*** 988.987 0 0 41342*** 252.247 0 0 41409*** 154.372 0 0 41490*** 4 0 0 41562*** 867.527 0 0 41610*** 46.974 0 0 41632*** 248.605 0 0 41673*** 85.129 0 0 41673*** 60.371 0 0 41708*** 8.843 0 0 41853*** 936.135 0 0 41859*** 0 1 0 41881*** 125.900 0 0 41901*** 71.575 0 0 41902*** 5.900 0 0 41907*** 43.123 0 0 41941*** 18.270 0 0 41956*** 84.026 0 0 41956*** 331.715 0 0 42045*** 669.979 0 0 42045*** 168.025 0 0 42133*** 138.845 0 0 42228*** 85.721 0 0 42264*** 317.270 0 0 42332*** 87.078 0 0 42355*** 8.833 0 0 42355*** 97.592 0 0 42389*** 359.301 0 0 42411*** 354.231 0 0 42418*** 0 0 7.465 42427*** 0 0 220.556 36 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 42469*** 24.859 0 0 42479*** 33.206 0 0 42479*** 1.195.724 0 0 42502*** 68.603 0 0 42519*** 879.913 0 0 42520*** 20.156.829 0 0 42571*** 198.851 0 0 42645*** 469 0 0 42681*** 39 0 0 42717*** 24.428 0 0 42717*** 41.877 0 0 42776*** 44.900 0 0 42776*** 17.950 0 0 42814*** 356.850 0 0 42865*** 20.844 0 0 42949*** 38 0 0 43103*** 6.988 0 0 43105*** 21.143 0 0 43186*** 2.680 0 0 43210*** 10.485 0 0 43293*** 22.819 0 0 43313*** 1.794 0 0 43417*** 429 0 0 43427*** 1.644.714 0 0 43503*** 7 0 0 43533*** 1.343 0 0 43533*** 25.264 0 0 43533*** 4.257 0 0 43533*** 85.689 0 0 43533*** 22.794 0 0 43533*** 641.621 0 0 43533*** 172.756 0 0 37 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 43533*** 69.834 0 0 43533*** 7.851 0 0 43533*** 48.306 0 0 43584*** 3.782 0 0 43689*** 6 0 0 43690*** 56.827 0 0 43747*** 277 0 0 43761*** 25.804 0 0 43846*** 3 0 0 43879*** 150.449 0 0 43907*** 18.854 0 0 43907*** 12.327 0 0 43909*** 141.327 0 0 43956*** 0 0 5 44062*** 119.690 0 0 44110*** 184.257 0 0 44127*** 0 181 0 44157*** 0 0 13.465 44216*** 3.216.000 0 0 44258*** 43.226 0 0 44360*** 5.958.821 0 0 44500*** 1.126.080 0 0 44544*** 10.300 0 0 44602*** 57.316 0 0 44643*** 3.030 0 0 44692*** 7.608 0 0 44692*** 585.200 0 0 44700*** 124.052 0 0 44700*** 1.525.473 0 0 44700*** 486.950 0 0 44705*** 1.457.000 0 0 44738*** 89.790 0 0 38 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 44934*** 2.464.420 0 0 45081*** 14.226.739 0 0 45081*** 174.080 0 0 45088*** 3.001.669 0 0 45120*** 237.634 0 0 45128*** 19.447 0 0 45128*** 389.127 0 0 45128*** 139.054 0 0 45128*** 89.637 0 0 45146*** 1.209 0 0 45182*** 62 0 0 45226*** 2.983.315 0 0 45245*** 206.921 0 0 45245*** 453.304 0 0 45261*** 23.873 0 0 45304*** 39.000 0 0 45322*** 7.351.800 0 0 45494*** 1.538.160 0 0 45512*** 4.900 0 0 45550*** 21.410 0 0 45560*** 0 0 5.116.049 45604*** 0 0 10 45605*** 84.353 0 0 45622*** 20.152 0 0 45646*** 1.300 0 0 45681*** 59.926 0 0 45682*** 22.456 0 0 45682*** 20.619 0 0 45687*** 2.200 0 0 45756*** 602.300 0 0 45859*** 13.498 0 0 45971*** 88.563 0 0 39 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 46079*** 54 0 0 46130*** 108.950 0 0 46134*** 2.894.278 0 0 46171*** 197.545 0 0 46375*** 342.489 0 0 46390*** 6 0 0 46438*** 4.387 0 0 46442*** 26 0 0 46909*** 471.683 0 0 46964*** 256.514 0 0 46964*** 2.024.883 0 0 46964*** 117.623 0 0 46964*** 741.582 0 0 46965*** 280.400 0 0 46981*** 1.887.655 0 0 46981*** 712.551 0 0 46981*** 324.856 0 0 46981*** 1.391.085 0 0 47019*** 7.600 0 0 47036*** 4.360.932 0 0 47036*** 11.800 0 0 47092*** 41 0 0 47228*** 33.066 0 0 47352*** 121.081 0 0 47545*** 2.093 0 0 47794*** 2.583 0 0 47848*** 248.495 0 0 47848*** 9.544.233 0 0 47954*** 1.194.175 0 0 48021*** 10.077 0 0 48123*** 23.077 0 0 48138*** 490.653 0 0 40 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 48185*** 45.278 0 0 48331*** 170.837 0 0 48429*** 14.800 0 0 48643*** 9.693 0 0 48643*** 56.722 0 0 48650*** 47.676 0 0 48766*** 1.257 0 0 48820*** 19.276 0 0 48878*** 96.101 0 0 48927*** 2.877 0 0 48977*** 18.090 0 0 48978*** 13.434 0 0 48985*** 112.021 0 0 49105*** 324 0 0 49202*** 81.837 0 0 49256*** 6.819 0 0 49266*** 34.200 0 0 49331*** 40.246 0 0 49444*** 66.401 0 0 49485*** 9.492.101 0 0 49632*** 17.453 0 0 49839*** 1.180.494 0 0 49927*** 731.719 0 0 50072*** 9.502 0 0 50091*** 4.262 0 0 50653*** 14.262 0 0 50675*** 0 0 2 50717*** 189.171 0 0 50729*** 1.065.400 0 0 50856*** 103.861 0 0 50923*** 24.468 0 0 50952*** 141 0 0 41 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 50958*** 74.700 0 0 51023*** 6 0 0 51116*** 630.290 0 0 51116*** 16.436 0 0 51262*** 262 0 0 51262*** 650 0 0 51283*** 0 0 91 51324*** 244 0 0 51360*** 170.441 0 0 51360*** 6.036 0 0 51487*** 0 72.037 0 51519*** 877 0 0 51662*** 123.028 0 0 51752*** 55.505 0 0 51817*** 29.680 0 0 51888*** 19.043 0 0 51990*** 12 0 0 51990*** 823.596 0 0 52021*** 100 0 0 52025*** 150.152 0 0 52048*** 120.275 0 0 52083*** 54.679 0 0 52085*** 2.556.558 0 0 52182*** 88.036 0 0 52188*** 61.166 0 0 52203*** 14.121 0 0 52647*** 547.360 0 0 52735*** 36.900 0 0 52800*** 3.447 0 0 52950*** 2.000 0 0 52995*** 226 0 0 53176*** 50.777 0 0 42 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 53503*** 1.235 0 0 53599*** 1.207.828 0 0 53673*** 23.369 0 0 53780*** 70.796 0 0 53829*** 4.041 0 0 53861*** 83.376 0 0 54026*** 25.601 0 0 54069*** 886 0 0 54250*** 62.007 0 0 54423*** 188.888 0 0 54584*** 1.262 0 0 54603*** 30.900 0 0 54679*** 174.979 0 0 54707*** 164.130 0 0 54714*** 0 0 105 54784*** 17.315 0 0 54792*** 1.132.260 0 0 54792*** 35.775 0 0 55029*** 30.370 0 0 55053*** 18.532 0 0 55105*** 3.260.081 0 0 55240*** 7.000 0 0 55264*** 26.202 0 0 55315*** 3.198 0 0 55343*** 2.237 0 0 55361*** 131 0 0 55369*** 19.082 0 0 55420*** 48.316 0 0 55483*** 61.133 0 0 55522*** 532.882 0 0 55664*** 2.300 0 0 55750*** 20.000 0 0 43 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 55751*** 6.800 0 0 55893*** 42.998 0 0 55894*** 322.372 0 0 55912*** 1.510 0 0 55989*** 260.809 0 0 56007*** 35.178 0 0 56029*** 13.973 0 0 56042*** 339.292 0 0 56088*** 33.066 0 0 56091*** 21.489 0 0 56155*** 22.713 0 0 56208*** 252.073 0 0 56211*** 3.384 0 0 56504*** 5.272 0 0 56704*** 64.318 0 0 56707*** 63.016 0 0 56868*** 26 0 0 56951*** 92.300 0 0 57091*** 14.257 0 0 57172*** 200.060 0 0 57343*** 604.979 0 0 57532*** 446 0 0 57537*** 8.041 0 0 57654*** 117.026 0 0 57788*** 75.267 0 0 57809*** 472.058 0 0 57844*** 254.425 0 0 57848*** 5.898 0 0 57979*** 178.596 0 0 58114*** 1.970 0 0 58175*** 56.163 0 0 58175*** 35.393 0 0 44 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 58175*** 18.663 0 0 58270*** 27.305 0 0 58599*** 4.399 0 0 58947*** 7.003 0 0 58975*** 18.582 0 0 58991*** 0 0 131 59051*** 63.800 0 0 59141*** 30.645 0 0 59141*** 128.200 0 0 59141*** 229.800 0 0 59175*** 573.588 0 0 59216*** 1.540 0 0 59307*** 162.064 0 0 59345*** 9 0 0 59701*** 278 0 0 59840*** 51.778 0 0 60018*** 0 0 1.013.645 60018*** 0 0 198.620 60140*** 123.500 0 0 60347*** 146.967 0 0 60356*** 40 0 0 60835*** 10 0 0 60922*** 22.764 0 0 61039*** 36 0 0 61343*** 21.885 0 0 61344*** 5.732 0 0 61557*** 1.894 0 0 61596*** 12.234 0 0 61596*** 21.479 0 0 61664*** 47.789 0 0 61664*** 3.143 0 0 61684*** 5.177.898 0 0 45 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 61684*** 10.738.330 0 0 61699*** 0 289 0 61793*** 39.569 0 0 61807*** 13.672 0 0 61838*** 6.625 0 0 61859*** 48.907 0 0 61988*** 41.266 0 0 61990*** 11.385 0 0 62101*** 7.244.851 0 0 62236*** 0 1 0 62317*** 172 0 0 62337*** 12.445 0 0 62493*** 8.500 0 0 62569*** 122.933 0 0 62673*** 30.921 0 0 62673*** 104.008 0 0 62673*** 1.515 0 0 62760*** 2.120.733 0 0 62765*** 187.600 0 0 62854*** 415.900 0 0 62873*** 10.900 0 0 63103*** 1.417.584 0 0 63114*** 33.875 0 0 63135*** 54.331 0 0 63135*** 10.119 0 0 63182*** 76.280 0 0 63291*** 54.719 0 0 63360*** 53.743 0 0 63594*** 3.757 0 0 63697*** 3.100 0 0 64058*** 898 0 0 64108*** 119.038 0 0 46 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 64108*** 680.500 0 0 64169*** 300 0 0 64491*** 718 0 0 64924*** 8.058 0 0 64979*** 233 0 0 64989*** 0 0 367.236 64989*** 14.300 0 0 65325*** 44.365 0 0 66443*** 126 0 0 66578*** 2 0 0 68415*** 51 0 0 68559*** 32.140 0 0 69712*** 0 0 252 69837*** 28 0 0 69851*** 0 505 0 70216*** 60 0 0 71658*** 0 0 27 72730*** 26 0 0 73769*** 1.325 0 0 74843*** 50 0 0 74927*** 737 0 0 75767*** 196 0 0 75917*** 6 0 0 76815*** 13 0 0 76878*** 383 0 0 78208*** 137 0 0 78462*** 262 0 0 78515*** 107 0 0 78687*** 262 0 0 78759*** 8 0 0 80653*** 50 0 0 80663*** 37 0 0 47 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 81792*** 0 370 0 81907*** 473 0 0 82115*** 0 0 126 83648*** 26 0 0 84715*** 394 0 0 84893*** 98 0 0 84925*** 1.182 0 0 86216*** 40 0 0 86436*** 160 0 0 87376*** 59.993 0 0 87548*** 0 0 31 87737*** 34 0 0 88687*** 5 0 0 89270*** 3.498 0 0 89469*** 26 0 0 91635*** 1 0 0 91890*** 20 0 0 92643*** 23 0 0 92693*** 166.555 0 0 93823*** 71 0 0 94974*** 1 0 0 96394*** 99 0 0 96559*** 348 0 0 97204*** 20 0 0 97538*** 6.193.607 0 0 97538*** 58.840 0 0 97539*** 25.749 0 0 97539*** 1.205.456 0 0 97539*** 27.041 0 0 97539*** 46.818 0 0 97539*** 45.744 0 0 97539*** 2.399 0 0 48 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 97539*** 79.209 0 0 97539*** 33.729 0 0 97539*** 684.578 0 0 97539*** 4.713.043 0 0 97539*** 6.061 0 0 97539*** 33.635 0 0 97539*** 101.545 0 0 97539*** 929.096 0 0 97539*** 81.867 0 0 97539*** 6.565.897 0 0 97539*** 3.637.171 0 0 97539*** 2.027.428 0 0 97539*** 4.500.246 0 0 97539*** 495.822 0 0 97539*** 1.258.917 0 0 97539*** 2.585.707 0 0 97539*** 206.300 0 0 97539*** 144.600 0 0 97539*** 59.299 0 0 97540*** 96.243 0 0 97540*** 4.739 0 0 97540*** 129.925 0 0 97540*** 326.173 0 0 97540*** 245.950 0 0 97540*** 2.335.756 0 0 97540*** 1.558.073 0 0 97540*** 36.129 0 0 97540*** 394 0 0 97540*** 239.187 0 0 97540*** 69.227 0 0 97540*** 3.937.979 0 0 97540*** 126.328 0 0 49 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 3. The Management Proposal for the conversion of all class B1 preferred shares issued by the Company (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion, the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of which shall be subject to the fulfillment of the following conditions precedent (Conditions Precedent PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1, pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b. authorization by B3 for the Migration to Novo Mercado. 97540*** 2.488 0 0 97540*** 625.739 0 0 97540*** 2.269.190 0 0 97540*** 2.118.291 0 0 97540*** 13.667 0 0 97540*** 276.294 0 0 97540*** 21.824.131 0 0 97555*** 0 146 0 98617*** 741 0 0 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 50 de 50 # Classificação: Pública Shareholder For Against Abstain Total 1.124.044.970 3.519.117 45.190.011 00034*** 131 0 0 00125*** 1.574.173 0 0 00190*** 0 0 482 00237*** 60 0 0 00255*** 1 0 0 00341*** 0 0 6 00374*** 117.118 0 0 00560*** 6.438 0 0 00586*** 12 0 0 00632*** 12 0 0 00710*** 133 0 0 00727*** 59 0 0 00739*** 1.803 0 0 00805*** 143 0 0 00961*** 1.919 0 0 01017*** 1 0 0 01051*** 26 0 0 01099*** 0 0 98 01182*** 27 0 0 01214*** 15 0 0 01221*** 60.452 0 0 01273*** 105 0 0 01282*** 23 0 0 01333*** 240 0 0 01335*** 18 0 0 01358*** 78 0 0 01456*** 5 0 0 01496*** 177.406 0 0 01668*** 123 0 0 01699*** 228.912 0 0 01884*** 630 0 0 CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 1 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 01915*** 200 0 0 01956*** 35 0 0 02001*** 176 0 0 02020*** 230.569 0 0 02075*** 152 0 0 02097*** 1.398 0 0 02165*** 0 18 0 02219*** 0 0 2 02231*** 2.739 0 0 02231*** 18.318 0 0 02280*** 16 0 0 02455*** 0 0 12 02524*** 316 0 0 02535*** 2.304 0 0 02589*** 378 0 0 02657*** 26 0 0 02657*** 0 0 26 02806*** 2.525 0 0 02825*** 1.235 0 0 02858*** 49 0 0 02863*** 1.112.278 0 0 02887*** 55.148 0 0 02895*** 125.555 0 0 02903*** 28 0 0 02913*** 803 0 0 02919*** 0 0 300 02955*** 197 0 0 02955*** 38 0 0 02971*** 73 0 0 03044*** 32 0 0 03151*** 4.546 0 0 03170*** 186 0 0 2 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 03243*** 1 0 0 03370*** 563.004 0 0 03394*** 70.837 0 0 03418*** 0 0 252 03451*** 22 0 0 03545*** 113.900 0 0 03569*** 262 0 0 03674*** 42.782 0 0 03795*** 5 0 0 03804*** 0 0 16 03813*** 235 0 0 03851*** 880 0 0 03866*** 30 0 0 03912*** 1 0 0 03956*** 78 0 0 03960*** 30.060 0 0 03974*** 32 0 0 04005*** 120 0 0 04019*** 0 0 364 04073*** 231.124 0 0 04120*** 31 0 0 04197*** 26 0 0 04243*** 1.200 0 0 04297*** 7 0 0 04303*** 0 34 0 04331*** 31 0 0 04361*** 3 0 0 04398*** 3.157 0 0 04497*** 0 0 63 04512*** 4 0 0 04533*** 37 0 0 04609*** 752 0 0 3 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 04609*** 1.724 0 0 04616*** 10.132 0 0 04653*** 52 0 0 04686*** 5 0 0 04701*** 774 0 0 04736*** 23.483 0 0 04741*** 0 52 0 04751*** 128.196 0 0 04839*** 227 0 0 04847*** 5 0 0 04848*** 78 0 0 04854*** 73 0 0 04899*** 20 0 0 04914*** 77 0 0 04915*** 15 0 0 04963*** 516 0 0 05064*** 30 0 0 05075*** 6 0 0 05103*** 700 0 0 05112*** 15 0 0 05147*** 21.901 0 0 05152*** 28 0 0 05186*** 5 0 0 05278*** 5 0 0 05316*** 1.300 0 0 05448*** 19.990 0 0 05450*** 131 0 0 05479*** 1.973.930 0 0 05479*** 61.754 0 0 05479*** 3.758.978 0 0 05541*** 0 0 26 05589*** 124.853 0 0 4 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 05589*** 464.540 0 0 05589*** 37.313 0 0 05605*** 0 0 29 05616*** 0 0 8 05673*** 4 0 0 05727*** 0 0 150 05775*** 6.789 0 0 05779*** 1 0 0 05838*** 34.676 0 0 05839*** 86.166 0 0 05839*** 257.954 0 0 05839*** 176.144 0 0 05839*** 1.482 0 0 05839*** 830.300 0 0 05839*** 1.035.828 0 0 05839*** 15.200 0 0 05839*** 9.200 0 0 05839*** 923.595 0 0 05839*** 235.491 0 0 05839*** 469.200 0 0 05839*** 986 0 0 05839*** 15.038 0 0 05839*** 1.400.686 0 0 05839*** 6.107.075 0 0 05839*** 406.561 0 0 05839*** 51.890 0 0 05840*** 17.285 0 0 05840*** 245.664 0 0 05840*** 51.915 0 0 05840*** 1.057.665 0 0 05840*** 6.044.802 0 0 05840*** 578.904 0 0 5 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 05840*** 2.779.572 0 0 05840*** 37.400 0 0 05870*** 0 0 631 05886*** 32 0 0 05915*** 22 0 0 05940*** 130 0 0 05964*** 366.354 0 0 05985*** 164.580 0 0 05986*** 2.292.701 0 0 05986*** 1.935.439 0 0 05986*** 25.950 0 0 05986*** 2.721 0 0 05987*** 186.773 0 0 05987*** 169.328 0 0 05987*** 15.724 0 0 05987*** 2.059.600 0 0 05987*** 1.710.700 0 0 05987*** 251.891 0 0 05987*** 24.022 0 0 05987*** 1.295.375 0 0 05987*** 32.613 0 0 05987*** 244.168 0 0 05987*** 96.177 0 0 05987*** 4.215.596 0 0 05987*** 608.147 0 0 05987*** 3.146.613 0 0 06030*** 200.935 0 0 06046*** 2.036.732 0 0 06069*** 7.424 0 0 06105*** 54.000 0 0 06134*** 214.585 0 0 06148*** 183 0 0 6 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 06148*** 96.949 0 0 06200*** 82 0 0 06239*** 192.579 0 0 06239*** 528.261 0 0 06294*** 27 0 0 06323*** 681.474 0 0 06331*** 78 0 0 06336*** 2 0 0 06370*** 3 0 0 06470*** 1.327 0 0 06541*** 350.925 0 0 06542*** 11 0 0 06552*** 236 0 0 06567*** 39 0 0 06579*** 293 0 0 06665*** 116 0 0 06758*** 8.000 0 0 06885*** 36.100 0 0 06900*** 0 0 5 06916*** 489.931 0 0 06942*** 540 0 0 06943*** 2.648.373 0 0 06943*** 1.205.745 0 0 06964*** 579.138 0 0 06999*** 18 0 0 07023*** 100 0 0 07046*** 76.654 0 0 07046*** 0 1.053 0 07060*** 302.070 0 0 07068*** 0 0 4 07096*** 47.393 0 0 07104*** 339.400 0 0 7 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 07140*** 1.195.271 0 0 07140*** 23.062 0 0 07140*** 1.565 0 0 07140*** 30.137 0 0 07141*** 36.008 0 0 07154*** 2 0 0 07187*** 19.371 0 0 07187*** 700 0 0 07191*** 1.048.534 0 0 07191*** 430.900 0 0 07191*** 141.137 0 0 07216*** 0 0 1 07226*** 11 0 0 07237*** 1.054.918 0 0 07237*** 241.893 0 0 07247*** 353.000 0 0 07247*** 202.947 0 0 07247*** 352.356 0 0 07277*** 10 0 0 07333*** 359.537 0 0 07345*** 12.059 0 0 07345*** 28.600 0 0 07352*** 116 0 0 07388*** 7 0 0 07397*** 10 0 0 07418*** 13.800 0 0 07418*** 56.053 0 0 07418*** 1.594.994 0 0 07418*** 1.644.070 0 0 07463*** 0 0 4 07488*** 413.247 0 0 07496*** 2.065.135 0 0 8 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 07496*** 5.119 0 0 07496*** 76.294 0 0 07496*** 171.009 0 0 07506*** 5.291.237 0 0 07516*** 13.345.165 0 0 07516*** 1.261.753 0 0 07516*** 1.628 0 0 07516*** 32.471 0 0 07516*** 1.288.019 0 0 07518*** 123.892 0 0 07521*** 66.700 0 0 07521*** 43.995 0 0 07526*** 29.372 0 0 07529*** 162.653 0 0 07536*** 154.279 0 0 07546*** 71 0 0 07551*** 10.170 0 0 07593*** 616.396 0 0 07622*** 6.325.331 0 0 07622*** 85 0 0 07647*** 99.974 0 0 07655*** 1.138.751 0 0 07655*** 23.100 0 0 07658*** 4.606 0 0 07667*** 5.699 0 0 07670*** 19.284 0 0 07670*** 2.150.000 0 0 07678*** 117.285 0 0 07686*** 11.058 0 0 07692*** 51 0 0 07703*** 183 0 0 07724*** 349.148 0 0 9 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 07790*** 19.900 0 0 07792*** 635.291 0 0 07820*** 2.778 0 0 07846*** 126 0 0 07846*** 80.013 0 0 07877*** 78 0 0 07889*** 525.640 0 0 07889*** 65.302 0 0 07940*** 379.281 0 0 07942*** 676.530 0 0 07990*** 61.466 0 0 08058*** 17 0 0 08075*** 8.831 0 0 08196*** 118.195.963 0 0 08239*** 131 0 0 08265*** 288.148 0 0 08268*** 5.109 0 0 08295*** 30.555.108 0 0 08295*** 5.994.370 0 0 08295*** 117.446 0 0 08350*** 1.439 0 0 08387*** 36.900 0 0 08387*** 129.157 0 0 08409*** 70 0 0 08420*** 0 0 18 08434*** 68.332 0 0 08446*** 57 0 0 08463*** 5.916 0 0 08464*** 5.030.316 0 0 08471*** 64.610 0 0 08492*** 52 0 0 08514*** 2 0 0 10 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 08521*** 1 0 0 08532*** 89 0 0 08561*** 1.313.246 0 0 08571*** 5.783 0 0 08579*** 444.277 0 0 08621*** 1.083.532 0 0 08623*** 2.297 0 0 08640*** 62.926 0 0 08640*** 159.800 0 0 08701*** 1 0 0 08735*** 11 0 0 08740*** 276.588 0 0 08757*** 67.241 0 0 08762*** 100 0 0 08765*** 25.150.073 0 0 08840*** 11.519.827 0 0 08857*** 1.205.987 0 0 08875*** 83.500 0 0 08900*** 2.599 0 0 08931*** 2.561 0 0 08935*** 30.000.002 0 0 08945*** 156.350 0 0 08952*** 289 0 0 08973*** 100.554 0 0 08973*** 341.000 0 0 08988*** 155.537 0 0 09001*** 4.116.200 0 0 09001*** 217.100 0 0 09005*** 757 0 0 09029*** 86.969 0 0 09048*** 963.275 0 0 09048*** 125.210 0 0 11 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 09063*** 563.462 0 0 09064*** 1 0 0 09073*** 480.734 0 0 09076*** 3.255 0 0 09089*** 611.148 0 0 09089*** 30.816 0 0 09094*** 12 0 0 09094*** 214.458 0 0 09145*** 18.781.339 0 0 09163*** 1.573.574 0 0 09180*** 1.000 0 0 09241*** 553 0 0 09286*** 54.261 0 0 09294*** 286.435 0 0 09299*** 1.309.021 0 0 09312*** 0 0 26 09323*** 32.563 0 0 09323*** 598.916 0 0 09330*** 3.244 0 0 09330*** 185.313 0 0 09336*** 167.981 0 0 09411*** 62.446 0 0 09470*** 341.092 0 0 09470*** 186.633 0 0 09485*** 0 220 0 09518*** 575 0 0 09523*** 85 0 0 09559*** 1.174.428 0 0 09564*** 317.892 0 0 09567*** 284.940 0 0 09593*** 949.225 0 0 09605*** 4.700 0 0 12 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 09620*** 595.801 0 0 09627*** 53.469 0 0 09644*** 10.200 0 0 09695*** 4 0 0 09720*** 6.729.986 0 0 09906*** 900 0 0 10192*** 5.632 0 0 10214*** 211.537 0 0 10240*** 6.708 0 0 10243*** 75.932 0 0 10263*** 63.105 0 0 10263*** 382.502 0 0 10263*** 407.659 0 0 10295*** 172 0 0 10324*** 923.020 0 0 10362*** 0 0 39 10363*** 1.641 0 0 10374*** 129.761 0 0 10378*** 76.633 0 0 10378*** 25.107 0 0 10392*** 1.123 0 0 10400*** 57.000 0 0 10418*** 245.796 0 0 10419*** 158.809 0 0 10459*** 1 0 0 10481*** 7.961.846 0 0 10492*** 521.508 0 0 10518*** 319 0 0 10553*** 3.172.893 0 0 10559*** 0 300 0 10561*** 6.556 0 0 10569*** 91.548 0 0 13 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 10583*** 401.394 0 0 10596*** 3.203 0 0 10672*** 37.930 0 0 10678*** 218.262 0 0 10698*** 0 0 44 10700*** 731.309 0 0 10762*** 20.888 0 0 10765*** 18.803.498 0 0 10809*** 205.991 0 0 10831*** 202.812 0 0 10931*** 12 0 0 10987*** 3.000 0 0 11030*** 2.794.887 0 0 11100*** 1.802.537 0 0 11154*** 0 1.000 0 11175*** 2.160 0 0 11184*** 10.055 0 0 11184*** 3.756.979 0 0 11188*** 13.589.419 0 0 11225*** 305.289 0 0 11228*** 19.250 0 0 11274*** 366.305 0 0 11286*** 16.833 0 0 11311*** 790.158 0 0 11324*** 10.483 0 0 11324*** 16.902 0 0 11390*** 81.326 0 0 11419*** 10.817 0 0 11423*** 86.787 0 0 11435*** 195.316 0 0 11451*** 48.587 0 0 11520*** 58.805 0 0 14 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 11538*** 968.520 0 0 11604*** 530.964 0 0 11709*** 0 1 0 11748*** 550.672 0 0 11811*** 116.899 0 0 11841*** 373.852 0 0 11906*** 198.457 0 0 11952*** 351.068 0 0 12068*** 1.209.685 0 0 12086*** 22.856 0 0 12090*** 315 0 0 12094*** 604.055 0 0 12120*** 89.516 0 0 12125*** 0 380 0 12194*** 1 0 0 12227*** 6.467 0 0 12241*** 75.070 0 0 12287*** 29.043 0 0 12343*** 105 0 0 12456*** 0 3 0 12483*** 6.898 0 0 12525*** 74.201 0 0 12547*** 3 0 0 12581*** 17 0 0 12611*** 6.864 0 0 12647*** 0 0 3 12798*** 300.158 0 0 12798*** 5.842.375 0 0 12808*** 13.623.014 0 0 12938*** 223.705 0 0 12981*** 407 0 0 12984*** 8.027 0 0 15 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 12984*** 25.307 0 0 12995*** 61 0 0 13022*** 11.025 0 0 13033*** 13.742 0 0 13066*** 391.968 0 0 13081*** 195.500 0 0 13136*** 72.750 0 0 13157*** 262 0 0 13157*** 29 0 0 13255*** 641.177 0 0 13294*** 172.015 0 0 13295*** 6 0 0 13296*** 100.897 0 0 13307*** 248.719 0 0 13343*** 412.707 0 0 13362*** 704.038 0 0 13391*** 78 0 0 13402*** 393.031 0 0 13455*** 517.665 0 0 13562*** 154.241 0 0 13562*** 46.725 0 0 13562*** 768.614 0 0 13628*** 6.781 0 0 13665*** 180.106 0 0 13725*** 108.849 0 0 13792*** 157 0 0 13796*** 159.659 0 0 13834*** 388.296 0 0 13834*** 569.494 0 0 13986*** 68 0 0 13998*** 18.167 0 0 14008*** 26 0 0 16 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 14012*** 1.875.281 0 0 14023*** 15 0 0 14027*** 777.614 0 0 14167*** 33.438 0 0 14180*** 284.741 0 0 14220*** 14.143 0 0 14240*** 30.055 0 0 14301*** 14 0 0 14366*** 37.338 0 0 14406*** 252 0 0 14416*** 443.091 0 0 14430*** 0 0 92 14461*** 105.400 0 0 14476*** 191.241 0 0 14494*** 15.868 0 0 14507*** 959.799 0 0 14541*** 2.149.662 0 0 14549*** 12.557 0 0 14578*** 302 0 0 14623*** 1.378.547 0 0 14623*** 277.669 0 0 14624*** 1.992.941 0 0 14628*** 69.891 0 0 14639*** 252.820 0 0 14648*** 10.734 0 0 14765*** 33.200 0 0 14769*** 3.409 0 0 14791*** 66.936 0 0 14809*** 4.750 0 0 14809*** 157.159 0 0 14879*** 12.400 0 0 14884*** 20 0 0 17 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 14913*** 183 0 0 14963*** 387.144 0 0 14988*** 1.269.621 0 0 15154*** 760.292 0 0 15173*** 0 0 10 15265*** 243.650 0 0 15265*** 3.850 0 0 15296*** 0 110 0 15323*** 280.033 0 0 15350*** 1.161.332 0 0 15484*** 0 0 10 15816*** 19 0 0 15831*** 8.389.172 0 0 16189*** 1.706 0 0 16534*** 126.570 0 0 16565*** 539.950 0 0 16575*** 599.346 0 0 16592*** 26 0 0 16617*** 47.551 0 0 16640*** 2.094 0 0 16816*** 3.662.832 0 0 16816*** 2.452.568 0 0 16878*** 23.500 0 0 16939*** 1.315.735 0 0 16947*** 844.118 0 0 16947*** 8.220.656 0 0 16947*** 17.352.480 0 0 16947*** 2.125.548 0 0 17021*** 64.558 0 0 17036*** 398.786 0 0 17053*** 13.785 0 0 17138*** 82.249 0 0 18 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 17161*** 117.154 0 0 17162*** 825.659 0 0 17181*** 7.596 0 0 17253*** 13.686 0 0 17284*** 396.905 0 0 17301*** 77.467 0 0 17488*** 5.924 0 0 17500*** 22.156 0 0 17500*** 13.070 0 0 17647*** 67.923 0 0 17696*** 1 0 0 17718*** 233.262 0 0 17817*** 1.101 0 0 17825*** 13.124 0 0 17891*** 329.615 0 0 17893*** 151 0 0 17934*** 138.706 0 0 17998*** 980.750 0 0 18006*** 8.000 0 0 18030*** 29.606 0 0 18037*** 252 0 0 18081*** 5.204 0 0 18138*** 1.488.000 0 0 18138*** 117.566 0 0 18158*** 731.504 0 0 18281*** 112.980 0 0 18324*** 2.707.308 0 0 18405*** 2 0 0 18407*** 1.643.133 0 0 18422*** 51.538 0 0 18470*** 311.441 0 0 18550*** 1.086.000 0 0 19 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 18689*** 147.524 0 0 18723*** 1.200 0 0 18771*** 81 0 0 18830*** 18.495 0 0 18858*** 226.300 0 0 18866*** 0 0 505 18961*** 105.446 0 0 18981*** 29.042 0 0 19100*** 30.137 0 0 19135*** 4.217 0 0 19143*** 2.469.998 0 0 19184*** 491.428 0 0 19244*** 2.521.117 0 0 19318*** 6.566 0 0 19388*** 339.743 0 0 19404*** 107.273 0 0 19449*** 10.213 0 0 19474*** 2 0 0 19530*** 1.662.813 0 0 19573*** 14.699 0 0 19609*** 753.112 0 0 19675*** 182.271 0 0 19708*** 49.500 0 0 19708*** 207.206 0 0 19754*** 1.249.100 0 0 19754*** 795.513 0 0 19791*** 215.566 0 0 19791*** 1.087.429 0 0 19800*** 24.376 0 0 19808*** 382.395 0 0 19874*** 420.832 0 0 19874*** 154.127 0 0 20 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 19874*** 260.502 0 0 19910*** 51.734 0 0 19919*** 1.826.842 0 0 19941*** 0 0 11.133 20026*** 3.423 0 0 20065*** 460.490 0 0 20147*** 598.171 0 0 20164*** 37 0 0 20216*** 20.399 0 0 20270*** 34.702 0 0 20349*** 58.699 0 0 20384*** 0 0 36.000 20397*** 140.607 0 0 20447*** 25.144 0 0 20604*** 165.311 0 0 20622*** 495.215 0 0 20733*** 344.809 0 0 20750*** 43.415 0 0 20796*** 103.225 0 0 20813*** 1.080.186 0 0 20849*** 38.003 0 0 20903*** 21.135 0 0 20923*** 18.583 0 0 21052*** 418.797 0 0 21053*** 331 0 0 21144*** 29.793 0 0 21166*** 4.824 0 0 21215*** 9.541 0 0 21224*** 440.121 0 0 21281*** 19.300 0 0 21287*** 54.102 0 0 21347*** 16.488 0 0 21 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 21373*** 78 0 0 21407*** 3.924.061 0 0 21470*** 410.939 0 0 21494*** 4.628 0 0 21881*** 46.300 0 0 21897*** 0 5.524 0 21898*** 0 0 241 21926*** 15.036 0 0 21930*** 1 0 0 21962*** 167.229 0 0 21983*** 131.341 0 0 22020*** 9 0 0 22025*** 0 0 87 22064*** 105 0 0 22105*** 766.134 0 0 22106*** 78 0 0 22157*** 81.202 0 0 22166*** 50.460 0 0 22241*** 119 0 0 22321*** 177.838 0 0 22360*** 3.445 0 0 22410*** 549.372 0 0 22450*** 2 0 0 22494*** 8 0 0 22501*** 7.806 0 0 22510*** 2.707 0 0 22576*** 2.122.400 0 0 22630*** 13 0 0 22764*** 556.229 0 0 22875*** 199.438 0 0 22896*** 94.365 0 0 22899*** 268.800 0 0 22 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 22993*** 0 0 15 23010*** 200 0 0 23060*** 97.820 0 0 23086*** 126 0 0 23155*** 123.800 0 0 23155*** 783.100 0 0 23242*** 28.338 0 0 23457*** 262 0 0 23572*** 58.189 0 0 23590*** 41.600 0 0 23771*** 4.162 0 0 23771*** 66.731 0 0 23794*** 1.053.826 0 0 23794*** 1.224.782 0 0 23854*** 659.755 0 0 23874*** 517.192 0 0 23958*** 386.415 0 0 23985*** 372.410 0 0 23985*** 16.764 0 0 24158*** 294.802 0 0 24224*** 121.392 0 0 24297*** 7.667 0 0 24307*** 9.515.215 0 0 24399*** 63 0 0 24548*** 1.389 0 0 24548*** 15.139 0 0 24569*** 22.394 0 0 24647*** 10.355 0 0 24676*** 587.336 0 0 24728*** 11.700 0 0 24752*** 63.300 0 0 24767*** 25 0 0 23 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 24779*** 823.588 0 0 24976*** 4.100 0 0 25019*** 16.089 0 0 25028*** 49.988 0 0 25079*** 53.666 0 0 25097*** 1.630 0 0 25138*** 501.214 0 0 25169*** 9.405.988 0 0 25220*** 21.013 0 0 25232*** 520.945 0 0 25282*** 5.177 0 0 25298*** 141 0 0 25454*** 493.963 0 0 25716*** 5 0 0 26066*** 993.100 0 0 26087*** 1.585.139 0 0 26087*** 544.715 0 0 26142*** 42.584 0 0 26160*** 179.749 0 0 26160*** 13.100 0 0 26179*** 0 0 1.097 26311*** 178.233 0 0 26363*** 17.000 0 0 26384*** 22 0 0 26406*** 220.272 0 0 26431*** 677.556 0 0 26491*** 160.081 0 0 26496*** 2.200 0 0 26538*** 50.300 0 0 26565*** 240.830 0 0 26646*** 17.300 0 0 26655*** 2.020 0 0 24 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 26670*** 125.857 0 0 26729*** 49.419.246 0 0 26773*** 22.214 0 0 26776*** 627.712 0 0 26784*** 195 0 0 26784*** 47.490 0 0 26784*** 11.582 0 0 26908*** 78 0 0 27074*** 14.714 0 0 27084*** 120.903 0 0 27109*** 4.531.378 0 0 27150*** 20 0 0 27153*** 26 0 0 27165*** 146 0 0 27222*** 16.850 0 0 27249*** 31.255 0 0 27257*** 2.391.729 0 0 27277*** 84.100 0 0 27289*** 46.280 0 0 27311*** 10.998 0 0 27366*** 71.862 0 0 27429*** 27.923 0 0 27484*** 258.611 0 0 27550*** 274.178 0 0 27703*** 1.476.251 0 0 27714*** 3.523.860 0 0 27714*** 248.243 0 0 27778*** 35.851 0 0 27826*** 46.776 0 0 27866*** 1.720.699 0 0 27866*** 183.547 0 0 27866*** 6.479.778 0 0 25 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 27866*** 2.312.875 0 0 27866*** 144.429 0 0 27880*** 327.367 0 0 27898*** 252 0 0 27995*** 53 0 0 28036*** 4.184 0 0 28072*** 290.772 0 0 28075*** 9.170 0 0 28260*** 20.368.989 0 0 28271*** 14.247 0 0 28328*** 18.501 0 0 28394*** 394.458 0 0 28454*** 645 0 0 28470*** 1.012.787 0 0 28516*** 26.700 0 0 28519*** 30 0 0 28581*** 145.595 0 0 28586*** 146.633 0 0 28690*** 12.100 0 0 28703*** 143.788 0 0 28734*** 1.780.395 0 0 28784*** 71.851 0 0 28875*** 85.721 0 0 28919*** 147 0 0 28979*** 3.600 0 0 28979*** 772.400 0 0 28990*** 1.561.400 0 0 29085*** 10.990 0 0 29092*** 6.287 0 0 29101*** 0 130 0 29203*** 34 0 0 29213*** 20 0 0 26 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 29237*** 500 0 0 29237*** 191.864 0 0 29258*** 500.000 0 0 29264*** 5.500 0 0 29264*** 136.800 0 0 29322*** 21.168.207 0 0 29338*** 43 0 0 29361*** 368.700 0 0 29397*** 0 1 0 29427*** 122.629 0 0 29441*** 225.100 0 0 29478*** 126 0 0 29485*** 496.336 0 0 29522*** 164.741 0 0 29522*** 1.392 0 0 29522*** 31.834 0 0 29522*** 36.477 0 0 29522*** 73.784 0 0 29522*** 322.891 0 0 29522*** 37.803 0 0 29550*** 11.010 0 0 29571*** 141.482 0 0 29592*** 119 0 0 29607*** 85.418 0 0 29668*** 4.956.528 0 0 29941*** 131 0 0 30054*** 1.006.360 0 0 30054*** 197.215 0 0 30054*** 1.011.301 0 0 30066*** 42.446 0 0 30178*** 11.495 0 0 30198*** 383.216 0 0 27 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 30252*** 3 0 0 30254*** 378.768 0 0 30254*** 74.123 0 0 30345*** 42 0 0 30402*** 3.885.070 0 0 30440*** 77 0 0 30447*** 224.100 0 0 30463*** 113.907 0 0 30515*** 18.565 0 0 30522*** 40.400 0 0 30530*** 76.300 0 0 30624*** 25.587 0 0 30625*** 8 0 0 30769*** 565.900 0 0 30769*** 70.322 0 0 30857*** 53 0 0 30918*** 231.714 0 0 30942*** 434.600 0 0 30954*** 7 0 0 30988*** 2.426.228 0 0 31048*** 525 0 0 31050*** 339.796 0 0 31322*** 5.787.710 0 0 31322*** 252.567 0 0 31477*** 1.300 0 0 31502*** 14.699.417 0 0 31570*** 12.464 0 0 31577*** 167.677 0 0 31577*** 279.285 0 0 31591*** 7.357 0 0 31615*** 0 505 0 31629*** 618.400 0 0 28 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 31676*** 43 0 0 31692*** 440.860 0 0 31751*** 11.100 0 0 31766*** 62.601 0 0 31814*** 3.247.081 0 0 31814*** 35.916 0 0 31814*** 914.074 0 0 31866*** 159.455 0 0 31914*** 6.756.760 0 0 31914*** 93.990 0 0 31923*** 49.836 0 0 31978*** 129.382 0 0 31978*** 774.245 0 0 31982*** 0 0 23 31989*** 580.292 0 0 32071*** 661.289 0 0 32106*** 27.666 0 0 32106*** 256.512 0 0 32106*** 763.385 0 0 32131*** 1.200 0 0 32131*** 5.000 0 0 32148*** 0 19 0 32162*** 36.734 0 0 32203*** 602.533 0 0 32240*** 6.833 0 0 32289*** 49.590 0 0 32289*** 983 0 0 32319*** 69.712 0 0 32329*** 1.533.662 0 0 32399*** 339.078 0 0 32413*** 119.191 0 0 32457*** 328.216 0 0 29 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 32474*** 19 0 0 32484*** 54.416 0 0 32484*** 447.889 0 0 32497*** 23.153 0 0 32523*** 1 0 0 32628*** 40.997 0 0 32642*** 1.820 0 0 32708*** 26 0 0 32791*** 0 0 1 32812*** 424.917 0 0 32812*** 30.199 0 0 32812*** 46.726 0 0 32893*** 31.674 0 0 32894*** 300 0 0 32905*** 18.408 0 0 33042*** 30.592.384 45.296 38.220.833 33121*** 19.611 0 0 33166*** 2 0 0 33264*** 0 0 5 33285*** 24.675 0 0 33345*** 94.832 0 0 33377*** 4.100 0 0 33499*** 24.474 0 0 33504*** 6 0 0 33564*** 0 0 1 33580*** 49.056 0 0 33814*** 43.336 0 0 33814*** 115.065 0 0 33842*** 20.742 0 0 33893*** 532 0 0 33899*** 37 0 0 33944*** 0 0 26 30 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 33968*** 55.455 0 0 34027*** 239.150 0 0 34054*** 581.000 0 0 34064*** 926.688 0 0 34123*** 31.600 0 0 34156*** 26 0 0 34172*** 0 2.887.749 0 34172*** 0 54.624 0 34202*** 76 0 0 34218*** 3.054 0 0 34342*** 444 0 0 34401*** 1.704.241 0 0 34401*** 129.116 0 0 34448*** 92.000 0 0 34479*** 0 0 245 34487*** 318 0 0 34516*** 3 0 0 34525*** 15.665 0 0 34546*** 147.520 0 0 34606*** 454.401 0 0 34662*** 50.990 0 0 34677*** 22 0 0 34768*** 8.082 0 0 34781*** 88.313 0 0 34791*** 99.323 0 0 34793*** 20.013 0 0 34825*** 12.806 0 0 34867*** 3.892 0 0 34900*** 225.464 0 0 35017*** 0 78 0 35036*** 10.100 0 0 35040*** 126 0 0 31 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 35159*** 433 0 0 35304*** 200.963 0 0 35372*** 31.800 0 0 35395*** 27.297 0 0 35400*** 35.700 0 0 35492*** 192.000 0 0 35495*** 45.336 0 0 35510*** 4.625 0 0 35595*** 108.198 0 0 35618*** 486.995 0 0 35693*** 11.459.260 0 0 35704*** 300 0 0 35712*** 167.897 0 0 35717*** 177.000 0 0 35803*** 7.185.617 0 0 35806*** 2.600 0 0 35815*** 230 0 0 35845*** 37.773 0 0 35845*** 4.179 0 0 35859*** 386.677 0 0 35865*** 17.575 0 0 35916*** 43.481 0 0 35985*** 11.749 0 0 36034*** 5.400 0 0 36131*** 387.400 0 0 36178*** 80.000 0 0 36215*** 310.000 0 0 36247*** 0 225.910 0 36352*** 2.300 0 0 36518*** 299.262 0 0 36574*** 4.047 0 0 36659*** 5.113 0 0 32 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 36719*** 62.911 0 0 36719*** 3.165 0 0 36741*** 24.065 0 0 36824*** 157 0 0 36892*** 450.520 0 0 36924*** 204.999 0 0 36980*** 1.183 0 0 37092*** 49.641 0 0 37099*** 56.131 0 0 37204*** 8.010 0 0 37228*** 9.922 0 0 37236*** 347.573 0 0 37311*** 74.911 0 0 37339*** 4.683.878 0 0 37347*** 704.157 0 0 37355*** 4.600 0 0 37388*** 110.946 0 0 37499*** 183 0 0 37555*** 16.722 0 0 37606*** 6.033 0 0 37623*** 2.000 0 0 37715*** 433.785 0 0 37717*** 0 105 0 37724*** 23.060 0 0 37806*** 4.742 0 0 37905*** 60.489 0 0 37916*** 1.143.965 0 0 38003*** 3.300 0 0 38100*** 531.264 0 0 38173*** 0 96.071 0 38195*** 3.165 0 0 38350*** 9.123 0 0 33 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 38362*** 630 0 0 38386*** 412.461 0 0 38388*** 9.648 0 0 38512*** 516 0 0 38572*** 426 0 0 38575*** 1 0 0 38628*** 0 0 186 38756*** 708.599 0 0 38856*** 5 0 0 38949*** 17.554 0 0 38961*** 221 0 0 39026*** 256 0 0 39285*** 568 0 0 39304*** 31 0 0 39332*** 2.791.432 0 0 39332*** 1.362.697 0 0 39344*** 418.912 0 0 39383*** 0 127.042 0 39514*** 130.624 0 0 39531*** 425.700 0 0 39600*** 19.245 0 0 39657*** 0 0 5 39687*** 958.330 0 0 39741*** 39.778 0 0 39792*** 18 0 0 39834*** 12.636 0 0 39882*** 63.870 0 0 39959*** 86.000 0 0 40022*** 3.310 0 0 40023*** 110.417 0 0 40056*** 262 0 0 40091*** 217.593 0 0 34 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 40122*** 2.813.156 0 0 40122*** 1.193.251 0 0 40122*** 850.370 0 0 40136*** 1.594 0 0 40147*** 3.258.574 0 0 40156*** 22.779 0 0 40209*** 105.506 0 0 40226*** 3.223 0 0 40226*** 182.272 0 0 40249*** 606.201 0 0 40249*** 6.179 0 0 40249*** 1 0 0 40284*** 8.734 0 0 40343*** 449.020 0 0 40386*** 174.008 0 0 40508*** 532.077 0 0 40514*** 57 0 0 40635*** 413.466 0 0 40671*** 223.503 0 0 40671*** 265.784 0 0 40738*** 127.807 0 0 40841*** 117.712 0 0 40919*** 3.481 0 0 41063*** 17.786 0 0 41081*** 56.852 0 0 41167*** 67.248 0 0 41167*** 27.608 0 0 41215*** 44.138 0 0 41222*** 1.250.400 0 0 41239*** 50.565 0 0 41255*** 32.853 0 0 41266*** 200 0 0 35 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 41286*** 95.955 0 0 41301*** 988.987 0 0 41342*** 252.247 0 0 41409*** 154.372 0 0 41490*** 4 0 0 41562*** 867.527 0 0 41610*** 46.974 0 0 41632*** 248.605 0 0 41673*** 85.129 0 0 41673*** 60.371 0 0 41708*** 8.843 0 0 41853*** 936.135 0 0 41859*** 0 0 1 41881*** 125.900 0 0 41901*** 71.575 0 0 41902*** 5.900 0 0 41907*** 43.123 0 0 41941*** 18.270 0 0 41956*** 84.026 0 0 41956*** 331.715 0 0 42045*** 669.979 0 0 42045*** 168.025 0 0 42133*** 138.845 0 0 42228*** 85.721 0 0 42264*** 317.270 0 0 42332*** 87.078 0 0 42355*** 8.833 0 0 42355*** 97.592 0 0 42389*** 359.301 0 0 42411*** 354.231 0 0 42418*** 7.465 0 0 42427*** 0 0 220.556 36 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 42469*** 24.859 0 0 42479*** 33.206 0 0 42479*** 1.195.724 0 0 42502*** 68.603 0 0 42519*** 879.913 0 0 42520*** 20.156.829 0 0 42571*** 198.851 0 0 42645*** 469 0 0 42681*** 39 0 0 42717*** 24.428 0 0 42717*** 41.877 0 0 42776*** 44.900 0 0 42776*** 17.950 0 0 42814*** 356.850 0 0 42865*** 20.844 0 0 42949*** 38 0 0 43103*** 6.988 0 0 43105*** 21.143 0 0 43186*** 2.680 0 0 43210*** 10.485 0 0 43293*** 22.819 0 0 43313*** 1.794 0 0 43417*** 429 0 0 43427*** 1.644.714 0 0 43503*** 7 0 0 43533*** 1.343 0 0 43533*** 25.264 0 0 43533*** 4.257 0 0 43533*** 85.689 0 0 43533*** 22.794 0 0 43533*** 641.621 0 0 43533*** 172.756 0 0 37 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 43533*** 69.834 0 0 43533*** 7.851 0 0 43533*** 48.306 0 0 43584*** 3.782 0 0 43689*** 6 0 0 43690*** 56.827 0 0 43747*** 277 0 0 43761*** 25.804 0 0 43846*** 3 0 0 43879*** 150.449 0 0 43907*** 18.854 0 0 43907*** 12.327 0 0 43909*** 141.327 0 0 43956*** 0 0 5 44062*** 119.690 0 0 44110*** 184.257 0 0 44127*** 0 181 0 44157*** 13.465 0 0 44216*** 3.216.000 0 0 44258*** 43.226 0 0 44360*** 5.958.821 0 0 44500*** 1.126.080 0 0 44544*** 10.300 0 0 44602*** 57.316 0 0 44643*** 3.030 0 0 44692*** 7.608 0 0 44692*** 585.200 0 0 44700*** 124.052 0 0 44700*** 1.525.473 0 0 44700*** 486.950 0 0 44705*** 1.457.000 0 0 44738*** 89.790 0 0 38 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 44934*** 2.464.420 0 0 45081*** 14.226.739 0 0 45081*** 174.080 0 0 45088*** 3.001.669 0 0 45120*** 237.634 0 0 45128*** 19.447 0 0 45128*** 389.127 0 0 45128*** 139.054 0 0 45128*** 89.637 0 0 45146*** 1.209 0 0 45182*** 62 0 0 45226*** 2.983.315 0 0 45245*** 206.921 0 0 45245*** 453.304 0 0 45261*** 23.873 0 0 45304*** 39.000 0 0 45322*** 7.351.800 0 0 45494*** 1.538.160 0 0 45512*** 4.900 0 0 45550*** 21.410 0 0 45560*** 0 0 5.116.049 45604*** 0 0 10 45605*** 84.353 0 0 45622*** 20.152 0 0 45646*** 1.300 0 0 45681*** 59.926 0 0 45682*** 22.456 0 0 45682*** 20.619 0 0 45687*** 2.200 0 0 45756*** 602.300 0 0 45859*** 13.498 0 0 45971*** 88.563 0 0 39 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 46079*** 54 0 0 46130*** 108.950 0 0 46134*** 2.894.278 0 0 46171*** 197.545 0 0 46375*** 342.489 0 0 46390*** 6 0 0 46438*** 4.387 0 0 46442*** 26 0 0 46909*** 471.683 0 0 46964*** 256.514 0 0 46964*** 2.024.883 0 0 46964*** 117.623 0 0 46964*** 741.582 0 0 46965*** 280.400 0 0 46981*** 1.887.655 0 0 46981*** 712.551 0 0 46981*** 324.856 0 0 46981*** 1.391.085 0 0 47019*** 7.600 0 0 47036*** 4.360.932 0 0 47036*** 11.800 0 0 47092*** 41 0 0 47228*** 33.066 0 0 47352*** 121.081 0 0 47545*** 2.093 0 0 47794*** 2.583 0 0 47848*** 248.495 0 0 47848*** 9.544.233 0 0 47954*** 1.194.175 0 0 48021*** 10.077 0 0 48123*** 23.077 0 0 48138*** 490.653 0 0 40 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 48185*** 45.278 0 0 48331*** 170.837 0 0 48429*** 14.800 0 0 48643*** 9.693 0 0 48643*** 56.722 0 0 48650*** 47.676 0 0 48766*** 1.257 0 0 48820*** 19.276 0 0 48878*** 96.101 0 0 48927*** 2.877 0 0 48977*** 18.090 0 0 48978*** 13.434 0 0 48985*** 112.021 0 0 49105*** 324 0 0 49202*** 81.837 0 0 49256*** 6.819 0 0 49266*** 34.200 0 0 49331*** 40.246 0 0 49444*** 66.401 0 0 49485*** 9.492.101 0 0 49632*** 17.453 0 0 49839*** 1.180.494 0 0 49927*** 731.719 0 0 50072*** 9.502 0 0 50091*** 4.262 0 0 50653*** 14.262 0 0 50675*** 0 0 2 50717*** 189.171 0 0 50729*** 1.065.400 0 0 50856*** 103.861 0 0 50923*** 24.468 0 0 50952*** 141 0 0 41 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 50958*** 74.700 0 0 51023*** 6 0 0 51116*** 630.290 0 0 51116*** 16.436 0 0 51262*** 262 0 0 51262*** 650 0 0 51283*** 0 0 91 51324*** 244 0 0 51360*** 170.441 0 0 51360*** 6.036 0 0 51487*** 0 72.037 0 51519*** 877 0 0 51662*** 123.028 0 0 51752*** 55.505 0 0 51817*** 29.680 0 0 51888*** 19.043 0 0 51990*** 12 0 0 51990*** 823.596 0 0 52021*** 100 0 0 52025*** 150.152 0 0 52048*** 120.275 0 0 52083*** 54.679 0 0 52085*** 2.556.558 0 0 52182*** 88.036 0 0 52188*** 61.166 0 0 52203*** 14.121 0 0 52647*** 547.360 0 0 52735*** 36.900 0 0 52800*** 3.447 0 0 52950*** 2.000 0 0 52995*** 226 0 0 53176*** 50.777 0 0 42 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 53503*** 1.235 0 0 53599*** 1.207.828 0 0 53673*** 23.369 0 0 53780*** 70.796 0 0 53829*** 4.041 0 0 53861*** 83.376 0 0 54026*** 25.601 0 0 54069*** 886 0 0 54250*** 62.007 0 0 54423*** 188.888 0 0 54584*** 1.262 0 0 54603*** 30.900 0 0 54679*** 174.979 0 0 54707*** 164.130 0 0 54714*** 0 0 105 54784*** 17.315 0 0 54792*** 1.132.260 0 0 54792*** 35.775 0 0 55029*** 30.370 0 0 55053*** 18.532 0 0 55105*** 3.260.081 0 0 55240*** 7.000 0 0 55264*** 26.202 0 0 55315*** 3.198 0 0 55343*** 2.237 0 0 55361*** 131 0 0 55369*** 19.082 0 0 55420*** 48.316 0 0 55483*** 61.133 0 0 55522*** 532.882 0 0 55664*** 2.300 0 0 55750*** 20.000 0 0 43 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 55751*** 6.800 0 0 55893*** 42.998 0 0 55894*** 322.372 0 0 55912*** 1.510 0 0 55989*** 260.809 0 0 56007*** 35.178 0 0 56029*** 13.973 0 0 56042*** 339.292 0 0 56088*** 33.066 0 0 56091*** 21.489 0 0 56155*** 22.713 0 0 56208*** 252.073 0 0 56211*** 3.384 0 0 56504*** 5.272 0 0 56704*** 64.318 0 0 56707*** 63.016 0 0 56868*** 26 0 0 56951*** 92.300 0 0 57091*** 14.257 0 0 57172*** 200.060 0 0 57343*** 604.979 0 0 57532*** 446 0 0 57537*** 8.041 0 0 57654*** 117.026 0 0 57788*** 75.267 0 0 57809*** 472.058 0 0 57844*** 254.425 0 0 57848*** 5.898 0 0 57979*** 178.596 0 0 58114*** 1.970 0 0 58175*** 56.163 0 0 58175*** 35.393 0 0 44 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 58175*** 18.663 0 0 58270*** 27.305 0 0 58599*** 4.399 0 0 58947*** 7.003 0 0 58975*** 18.582 0 0 58991*** 0 0 131 59051*** 63.800 0 0 59141*** 30.645 0 0 59141*** 128.200 0 0 59141*** 229.800 0 0 59175*** 573.588 0 0 59216*** 1.540 0 0 59307*** 162.064 0 0 59345*** 9 0 0 59701*** 278 0 0 59840*** 51.778 0 0 60018*** 0 0 1.013.645 60018*** 0 0 198.620 60140*** 123.500 0 0 60347*** 146.967 0 0 60356*** 40 0 0 60835*** 10 0 0 60922*** 22.764 0 0 61039*** 36 0 0 61343*** 21.885 0 0 61344*** 5.732 0 0 61557*** 1.894 0 0 61596*** 12.234 0 0 61596*** 21.479 0 0 61664*** 47.789 0 0 61664*** 3.143 0 0 61684*** 5.177.898 0 0 45 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 61684*** 10.738.330 0 0 61699*** 289 0 0 61793*** 39.569 0 0 61807*** 13.672 0 0 61838*** 6.625 0 0 61859*** 48.907 0 0 61988*** 41.266 0 0 61990*** 11.385 0 0 62101*** 7.244.851 0 0 62236*** 0 1 0 62317*** 172 0 0 62337*** 12.445 0 0 62493*** 8.500 0 0 62569*** 122.933 0 0 62673*** 30.921 0 0 62673*** 104.008 0 0 62673*** 1.515 0 0 62760*** 2.120.733 0 0 62765*** 187.600 0 0 62854*** 415.900 0 0 62873*** 10.900 0 0 63103*** 1.417.584 0 0 63114*** 33.875 0 0 63135*** 54.331 0 0 63135*** 10.119 0 0 63182*** 76.280 0 0 63291*** 54.719 0 0 63360*** 53.743 0 0 63594*** 3.757 0 0 63697*** 3.100 0 0 64058*** 898 0 0 64108*** 119.038 0 0 46 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 64108*** 680.500 0 0 64169*** 300 0 0 64491*** 718 0 0 64924*** 8.058 0 0 64979*** 233 0 0 64989*** 0 0 367.236 64989*** 14.300 0 0 65325*** 44.365 0 0 66443*** 0 126 0 66578*** 2 0 0 68415*** 51 0 0 68559*** 32.140 0 0 69712*** 0 0 252 69837*** 28 0 0 69851*** 0 505 0 70216*** 60 0 0 71658*** 0 0 27 72730*** 26 0 0 73769*** 1.325 0 0 74843*** 50 0 0 74927*** 737 0 0 75767*** 196 0 0 75917*** 6 0 0 76815*** 13 0 0 76878*** 383 0 0 78208*** 137 0 0 78462*** 262 0 0 78515*** 107 0 0 78687*** 262 0 0 78759*** 8 0 0 80653*** 50 0 0 80663*** 37 0 0 47 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 81792*** 370 0 0 81907*** 473 0 0 82115*** 0 0 126 83648*** 26 0 0 84715*** 394 0 0 84893*** 98 0 0 84925*** 1.182 0 0 86216*** 40 0 0 86436*** 160 0 0 87376*** 59.993 0 0 87548*** 0 0 31 87737*** 34 0 0 88687*** 5 0 0 89270*** 3.498 0 0 89469*** 26 0 0 91635*** 1 0 0 91890*** 20 0 0 92643*** 23 0 0 92693*** 166.555 0 0 93823*** 71 0 0 94974*** 1 0 0 96394*** 99 0 0 96559*** 348 0 0 97204*** 20 0 0 97538*** 6.193.607 0 0 97538*** 58.840 0 0 97539*** 25.749 0 0 97539*** 1.205.456 0 0 97539*** 27.041 0 0 97539*** 46.818 0 0 97539*** 45.744 0 0 97539*** 2.399 0 0 48 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 97539*** 79.209 0 0 97539*** 33.729 0 0 97539*** 684.578 0 0 97539*** 4.713.043 0 0 97539*** 6.061 0 0 97539*** 33.635 0 0 97539*** 101.545 0 0 97539*** 929.096 0 0 97539*** 81.867 0 0 97539*** 6.565.897 0 0 97539*** 3.637.171 0 0 97539*** 2.027.428 0 0 97539*** 4.500.246 0 0 97539*** 495.822 0 0 97539*** 1.258.917 0 0 97539*** 2.585.707 0 0 97539*** 206.300 0 0 97539*** 144.600 0 0 97539*** 59.299 0 0 97540*** 96.243 0 0 97540*** 4.739 0 0 97540*** 129.925 0 0 97540*** 326.173 0 0 97540*** 245.950 0 0 97540*** 2.335.756 0 0 97540*** 1.558.073 0 0 97540*** 36.129 0 0 97540*** 394 0 0 97540*** 239.187 0 0 97540*** 69.227 0 0 97540*** 3.937.979 0 0 97540*** 126.328 0 0 49 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 4. Subject to the approval and effectiveness of the PN Conversions and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2) the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s Novo Mercado Regulation (Novo Mercado Regulation). 97540*** 2.488 0 0 97540*** 625.739 0 0 97540*** 2.269.190 0 0 97540*** 2.118.291 0 0 97540*** 13.667 0 0 97540*** 276.294 0 0 97540*** 21.824.131 0 0 97555*** 146 0 0 98617*** 741 0 0 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 50 de 50 # Classificação: Pública Shareholder For Against Abstain Total 1.101.441.837 3.522.441 45.236.582 00034*** 131 0 0 00125*** 1.574.173 0 0 00190*** 0 0 482 00237*** 60 0 0 00255*** 1 0 0 00341*** 0 0 6 00374*** 117.118 0 0 00560*** 6.438 0 0 00586*** 12 0 0 00632*** 12 0 0 00710*** 133 0 0 00727*** 59 0 0 00739*** 1.803 0 0 00805*** 143 0 0 00961*** 1.919 0 0 01017*** 1 0 0 01051*** 26 0 0 01099*** 0 0 98 01182*** 27 0 0 01214*** 15 0 0 01221*** 60.452 0 0 01273*** 105 0 0 01282*** 23 0 0 01333*** 240 0 0 01335*** 18 0 0 01358*** 78 0 0 01456*** 5 0 0 01496*** 177.406 0 0 01668*** 123 0 0 01699*** 228.912 0 0 01884*** 630 0 0 CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 1 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 01915*** 200 0 0 01956*** 35 0 0 02001*** 176 0 0 02075*** 152 0 0 02097*** 1.398 0 0 02165*** 0 18 0 02219*** 0 0 2 02231*** 18.318 0 0 02280*** 16 0 0 02455*** 0 0 12 02524*** 316 0 0 02535*** 2.304 0 0 02589*** 378 0 0 02657*** 26 0 0 02657*** 0 0 26 02806*** 2.525 0 0 02825*** 1.235 0 0 02858*** 49 0 0 02863*** 1.112.278 0 0 02887*** 55.148 0 0 02895*** 125.555 0 0 02903*** 28 0 0 02913*** 803 0 0 02919*** 0 0 300 02955*** 197 0 0 02955*** 38 0 0 02971*** 73 0 0 03044*** 32 0 0 03151*** 4.546 0 0 03170*** 186 0 0 03243*** 1 0 0 03370*** 563.004 0 0 2 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 03394*** 70.837 0 0 03418*** 0 0 252 03451*** 0 0 22 03545*** 113.900 0 0 03569*** 262 0 0 03674*** 42.782 0 0 03795*** 0 0 5 03804*** 0 0 16 03813*** 235 0 0 03851*** 880 0 0 03866*** 30 0 0 03912*** 1 0 0 03956*** 78 0 0 03960*** 30.060 0 0 03974*** 32 0 0 04005*** 120 0 0 04019*** 0 0 364 04073*** 231.124 0 0 04120*** 31 0 0 04197*** 26 0 0 04243*** 1.200 0 0 04297*** 7 0 0 04303*** 0 34 0 04331*** 31 0 0 04361*** 3 0 0 04398*** 3.157 0 0 04497*** 0 0 63 04512*** 4 0 0 04533*** 37 0 0 04609*** 752 0 0 04609*** 1.724 0 0 04616*** 10.132 0 0 3 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 04653*** 52 0 0 04686*** 5 0 0 04701*** 774 0 0 04736*** 23.483 0 0 04741*** 0 52 0 04751*** 128.196 0 0 04839*** 227 0 0 04847*** 5 0 0 04848*** 78 0 0 04854*** 73 0 0 04899*** 20 0 0 04914*** 77 0 0 04915*** 15 0 0 04963*** 516 0 0 05064*** 30 0 0 05075*** 6 0 0 05103*** 700 0 0 05112*** 15 0 0 05147*** 21.901 0 0 05152*** 28 0 0 05186*** 0 0 5 05278*** 5 0 0 05316*** 1.300 0 0 05448*** 19.990 0 0 05450*** 131 0 0 05479*** 1.973.930 0 0 05479*** 61.754 0 0 05479*** 3.758.978 0 0 05541*** 0 0 26 05589*** 124.853 0 0 05589*** 464.540 0 0 05589*** 37.313 0 0 4 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 05605*** 0 0 29 05616*** 0 0 8 05673*** 4 0 0 05727*** 0 0 150 05779*** 1 0 0 05838*** 34.676 0 0 05839*** 86.166 0 0 05839*** 257.954 0 0 05839*** 176.144 0 0 05839*** 1.482 0 0 05839*** 830.300 0 0 05839*** 1.035.828 0 0 05839*** 15.200 0 0 05839*** 9.200 0 0 05839*** 923.595 0 0 05839*** 235.491 0 0 05839*** 469.200 0 0 05839*** 986 0 0 05839*** 15.038 0 0 05839*** 1.400.686 0 0 05839*** 6.107.075 0 0 05839*** 406.561 0 0 05839*** 51.890 0 0 05840*** 17.285 0 0 05840*** 245.664 0 0 05840*** 51.915 0 0 05840*** 1.057.665 0 0 05840*** 6.044.802 0 0 05840*** 578.904 0 0 05840*** 2.779.572 0 0 05840*** 37.400 0 0 05870*** 0 0 631 5 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 05886*** 32 0 0 05915*** 22 0 0 05940*** 130 0 0 05964*** 366.354 0 0 05985*** 164.580 0 0 05986*** 2.292.701 0 0 05986*** 1.935.439 0 0 05986*** 25.950 0 0 05986*** 2.721 0 0 05987*** 186.773 0 0 05987*** 169.328 0 0 05987*** 15.724 0 0 05987*** 2.059.600 0 0 05987*** 1.710.700 0 0 05987*** 251.891 0 0 05987*** 24.022 0 0 05987*** 1.295.375 0 0 05987*** 32.613 0 0 05987*** 244.168 0 0 05987*** 96.177 0 0 05987*** 4.215.596 0 0 05987*** 608.147 0 0 05987*** 3.146.613 0 0 06030*** 200.935 0 0 06046*** 2.036.732 0 0 06069*** 7.424 0 0 06105*** 54.000 0 0 06134*** 214.585 0 0 06148*** 183 0 0 06148*** 96.949 0 0 06200*** 82 0 0 06239*** 192.579 0 0 6 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 06239*** 528.261 0 0 06294*** 27 0 0 06323*** 681.474 0 0 06331*** 78 0 0 06336*** 2 0 0 06370*** 0 3 0 06470*** 1.327 0 0 06541*** 350.925 0 0 06542*** 11 0 0 06552*** 236 0 0 06567*** 39 0 0 06579*** 293 0 0 06665*** 116 0 0 06758*** 8.000 0 0 06900*** 0 0 5 06916*** 489.931 0 0 06942*** 540 0 0 06943*** 2.648.373 0 0 06943*** 1.205.745 0 0 06964*** 579.138 0 0 06999*** 18 0 0 07023*** 100 0 0 07046*** 76.654 0 0 07046*** 0 1.053 0 07060*** 302.070 0 0 07068*** 0 0 4 07096*** 47.393 0 0 07104*** 339.400 0 0 07140*** 1.195.271 0 0 07140*** 23.062 0 0 07140*** 1.565 0 0 07140*** 30.137 0 0 7 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 07141*** 36.008 0 0 07154*** 2 0 0 07187*** 19.371 0 0 07187*** 700 0 0 07191*** 1.048.534 0 0 07191*** 430.900 0 0 07191*** 141.137 0 0 07216*** 0 0 1 07226*** 11 0 0 07237*** 1.054.918 0 0 07237*** 241.893 0 0 07247*** 353.000 0 0 07247*** 202.947 0 0 07247*** 352.356 0 0 07277*** 10 0 0 07333*** 359.537 0 0 07345*** 12.059 0 0 07345*** 28.600 0 0 07352*** 116 0 0 07388*** 7 0 0 07397*** 10 0 0 07418*** 13.800 0 0 07418*** 56.053 0 0 07418*** 1.594.994 0 0 07418*** 1.644.070 0 0 07463*** 0 0 4 07488*** 413.247 0 0 07496*** 2.065.135 0 0 07496*** 5.119 0 0 07496*** 76.294 0 0 07496*** 171.009 0 0 07506*** 5.291.237 0 0 8 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 07516*** 13.345.165 0 0 07516*** 1.261.753 0 0 07516*** 1.628 0 0 07516*** 32.471 0 0 07516*** 1.288.019 0 0 07518*** 123.892 0 0 07521*** 66.700 0 0 07521*** 43.995 0 0 07526*** 29.372 0 0 07529*** 162.653 0 0 07536*** 154.279 0 0 07546*** 71 0 0 07551*** 10.170 0 0 07622*** 6.325.331 0 0 07622*** 85 0 0 07647*** 99.974 0 0 07655*** 1.138.751 0 0 07655*** 23.100 0 0 07658*** 4.606 0 0 07667*** 5.699 0 0 07670*** 19.284 0 0 07670*** 2.150.000 0 0 07678*** 117.285 0 0 07686*** 11.058 0 0 07692*** 51 0 0 07703*** 183 0 0 07724*** 349.148 0 0 07790*** 19.900 0 0 07792*** 635.291 0 0 07820*** 2.778 0 0 07846*** 126 0 0 07846*** 80.013 0 0 9 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 07889*** 525.640 0 0 07889*** 65.302 0 0 07940*** 379.281 0 0 07942*** 676.530 0 0 07990*** 61.466 0 0 08058*** 17 0 0 08075*** 8.831 0 0 08196*** 118.195.963 0 0 08239*** 131 0 0 08265*** 288.148 0 0 08268*** 5.109 0 0 08295*** 30.555.108 0 0 08295*** 5.994.370 0 0 08295*** 117.446 0 0 08350*** 1.439 0 0 08387*** 36.900 0 0 08387*** 129.157 0 0 08409*** 70 0 0 08420*** 0 0 18 08434*** 68.332 0 0 08446*** 57 0 0 08463*** 5.916 0 0 08464*** 5.030.316 0 0 08471*** 64.610 0 0 08492*** 52 0 0 08514*** 2 0 0 08521*** 1 0 0 08532*** 89 0 0 08561*** 1.313.246 0 0 08571*** 5.783 0 0 08579*** 444.277 0 0 08621*** 1.083.532 0 0 10 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 08623*** 2.297 0 0 08640*** 62.926 0 0 08640*** 159.800 0 0 08701*** 1 0 0 08735*** 11 0 0 08740*** 276.588 0 0 08757*** 67.241 0 0 08762*** 100 0 0 08765*** 25.150.073 0 0 08840*** 11.519.827 0 0 08857*** 1.205.987 0 0 08875*** 83.500 0 0 08900*** 2.599 0 0 08931*** 2.561 0 0 08935*** 30.000.002 0 0 08945*** 156.350 0 0 08952*** 289 0 0 08988*** 155.537 0 0 09001*** 4.116.200 0 0 09001*** 217.100 0 0 09029*** 86.969 0 0 09048*** 963.275 0 0 09048*** 125.210 0 0 09063*** 563.462 0 0 09064*** 1 0 0 09073*** 480.734 0 0 09076*** 3.255 0 0 09089*** 611.148 0 0 09089*** 30.816 0 0 09094*** 12 0 0 09094*** 214.458 0 0 09145*** 18.781.339 0 0 11 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 09163*** 1.573.574 0 0 09180*** 1.000 0 0 09241*** 553 0 0 09286*** 54.261 0 0 09294*** 286.435 0 0 09299*** 1.309.021 0 0 09312*** 0 0 26 09323*** 32.563 0 0 09323*** 598.916 0 0 09330*** 3.244 0 0 09330*** 185.313 0 0 09336*** 167.981 0 0 09411*** 62.446 0 0 09470*** 341.092 0 0 09470*** 186.633 0 0 09485*** 0 220 0 09518*** 575 0 0 09523*** 85 0 0 09559*** 1.174.428 0 0 09564*** 317.892 0 0 09567*** 284.940 0 0 09593*** 949.225 0 0 09620*** 595.801 0 0 09627*** 53.469 0 0 09644*** 10.200 0 0 09695*** 4 0 0 09720*** 6.729.986 0 0 09906*** 900 0 0 10192*** 5.632 0 0 10240*** 6.708 0 0 10243*** 75.932 0 0 10263*** 63.105 0 0 12 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 10263*** 382.502 0 0 10263*** 407.659 0 0 10295*** 172 0 0 10324*** 923.020 0 0 10362*** 0 0 39 10363*** 1.641 0 0 10374*** 129.761 0 0 10378*** 76.633 0 0 10378*** 25.107 0 0 10400*** 57.000 0 0 10419*** 158.809 0 0 10459*** 1 0 0 10481*** 7.961.846 0 0 10492*** 521.508 0 0 10518*** 319 0 0 10553*** 3.172.893 0 0 10559*** 0 300 0 10561*** 6.556 0 0 10569*** 91.548 0 0 10583*** 401.394 0 0 10596*** 3.203 0 0 10672*** 37.930 0 0 10678*** 218.262 0 0 10698*** 0 0 44 10700*** 731.309 0 0 10762*** 20.888 0 0 10765*** 18.803.498 0 0 10809*** 205.991 0 0 10831*** 202.812 0 0 10931*** 12 0 0 10987*** 3.000 0 0 11030*** 2.794.887 0 0 13 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 11100*** 1.802.537 0 0 11154*** 0 1.000 0 11175*** 2.160 0 0 11184*** 10.055 0 0 11184*** 3.756.979 0 0 11188*** 13.589.419 0 0 11225*** 305.289 0 0 11274*** 366.305 0 0 11286*** 16.833 0 0 11311*** 790.158 0 0 11324*** 10.483 0 0 11324*** 16.902 0 0 11390*** 81.326 0 0 11419*** 10.817 0 0 11423*** 86.787 0 0 11435*** 195.316 0 0 11520*** 58.805 0 0 11604*** 530.964 0 0 11709*** 0 1 0 11748*** 550.672 0 0 11811*** 116.899 0 0 11841*** 373.852 0 0 11906*** 198.457 0 0 11952*** 351.068 0 0 12068*** 1.209.685 0 0 12086*** 22.856 0 0 12090*** 315 0 0 12094*** 604.055 0 0 12120*** 89.516 0 0 12125*** 0 380 0 12194*** 1 0 0 12227*** 6.467 0 0 14 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 12241*** 75.070 0 0 12287*** 29.043 0 0 12343*** 105 0 0 12456*** 0 3 0 12483*** 6.898 0 0 12525*** 74.201 0 0 12547*** 3 0 0 12581*** 17 0 0 12611*** 6.864 0 0 12647*** 0 0 3 12798*** 300.158 0 0 12798*** 5.842.375 0 0 12808*** 13.623.014 0 0 12938*** 223.705 0 0 12981*** 407 0 0 12984*** 8.027 0 0 12984*** 25.307 0 0 12995*** 61 0 0 13022*** 11.025 0 0 13033*** 13.742 0 0 13066*** 391.968 0 0 13081*** 195.500 0 0 13157*** 262 0 0 13157*** 29 0 0 13255*** 641.177 0 0 13294*** 172.015 0 0 13295*** 6 0 0 13296*** 100.897 0 0 13307*** 248.719 0 0 13343*** 412.707 0 0 13362*** 704.038 0 0 13391*** 78 0 0 15 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 13402*** 393.031 0 0 13455*** 517.665 0 0 13562*** 154.241 0 0 13562*** 46.725 0 0 13562*** 768.614 0 0 13628*** 6.781 0 0 13665*** 180.106 0 0 13725*** 108.849 0 0 13792*** 0 157 0 13796*** 159.659 0 0 13834*** 388.296 0 0 13834*** 569.494 0 0 13986*** 68 0 0 14008*** 26 0 0 14012*** 1.875.281 0 0 14023*** 15 0 0 14027*** 777.614 0 0 14167*** 33.438 0 0 14180*** 284.741 0 0 14220*** 14.143 0 0 14240*** 30.055 0 0 14301*** 14 0 0 14366*** 37.338 0 0 14406*** 252 0 0 14416*** 443.091 0 0 14430*** 0 0 92 14461*** 105.400 0 0 14476*** 191.241 0 0 14494*** 15.868 0 0 14507*** 959.799 0 0 14541*** 2.149.662 0 0 14549*** 12.557 0 0 16 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 14578*** 302 0 0 14623*** 1.378.547 0 0 14623*** 277.669 0 0 14624*** 1.992.941 0 0 14639*** 252.820 0 0 14648*** 10.734 0 0 14765*** 33.200 0 0 14769*** 3.409 0 0 14791*** 66.936 0 0 14809*** 4.750 0 0 14809*** 157.159 0 0 14879*** 12.400 0 0 14884*** 20 0 0 14913*** 183 0 0 14963*** 387.144 0 0 14988*** 1.269.621 0 0 15154*** 760.292 0 0 15173*** 0 0 10 15265*** 243.650 0 0 15265*** 3.850 0 0 15296*** 0 110 0 15323*** 280.033 0 0 15350*** 1.161.332 0 0 15484*** 0 0 10 15816*** 19 0 0 15831*** 8.389.172 0 0 16189*** 1.706 0 0 16534*** 126.570 0 0 16565*** 539.950 0 0 16575*** 599.346 0 0 16592*** 26 0 0 16617*** 47.551 0 0 17 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 16640*** 0 0 2.094 16816*** 3.662.832 0 0 16816*** 2.452.568 0 0 16878*** 23.500 0 0 16939*** 1.315.735 0 0 16947*** 844.118 0 0 16947*** 8.220.656 0 0 16947*** 17.352.480 0 0 16947*** 2.125.548 0 0 17021*** 64.558 0 0 17036*** 398.786 0 0 17053*** 13.785 0 0 17138*** 82.249 0 0 17161*** 117.154 0 0 17162*** 825.659 0 0 17181*** 7.596 0 0 17253*** 13.686 0 0 17284*** 396.905 0 0 17301*** 77.467 0 0 17488*** 5.924 0 0 17500*** 22.156 0 0 17500*** 13.070 0 0 17647*** 67.923 0 0 17696*** 1 0 0 17718*** 233.262 0 0 17825*** 13.124 0 0 17891*** 329.615 0 0 17893*** 151 0 0 17934*** 138.706 0 0 17998*** 980.750 0 0 18030*** 29.606 0 0 18037*** 252 0 0 18 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 18081*** 5.204 0 0 18138*** 1.488.000 0 0 18138*** 117.566 0 0 18158*** 731.504 0 0 18324*** 2.707.308 0 0 18405*** 2 0 0 18407*** 1.643.133 0 0 18422*** 51.538 0 0 18470*** 311.441 0 0 18550*** 1.086.000 0 0 18689*** 147.524 0 0 18723*** 1.200 0 0 18771*** 81 0 0 18830*** 18.495 0 0 18858*** 226.300 0 0 18866*** 0 0 505 18961*** 105.446 0 0 18981*** 29.042 0 0 19100*** 30.137 0 0 19135*** 4.217 0 0 19143*** 2.469.998 0 0 19184*** 491.428 0 0 19244*** 2.521.117 0 0 19318*** 6.566 0 0 19388*** 339.743 0 0 19404*** 107.273 0 0 19449*** 10.213 0 0 19474*** 2 0 0 19530*** 1.662.813 0 0 19573*** 14.699 0 0 19609*** 753.112 0 0 19675*** 182.271 0 0 19 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 19708*** 49.500 0 0 19708*** 207.206 0 0 19754*** 1.249.100 0 0 19754*** 795.513 0 0 19791*** 215.566 0 0 19791*** 1.087.429 0 0 19800*** 24.376 0 0 19808*** 382.395 0 0 19874*** 420.832 0 0 19874*** 154.127 0 0 19874*** 260.502 0 0 19910*** 51.734 0 0 19919*** 1.826.842 0 0 19941*** 0 0 11.133 20026*** 3.423 0 0 20065*** 460.490 0 0 20147*** 598.171 0 0 20164*** 37 0 0 20216*** 20.399 0 0 20270*** 34.702 0 0 20349*** 58.699 0 0 20384*** 0 0 36.000 20397*** 140.607 0 0 20447*** 25.144 0 0 20604*** 165.311 0 0 20622*** 495.215 0 0 20733*** 344.809 0 0 20750*** 43.415 0 0 20796*** 103.225 0 0 20813*** 1.080.186 0 0 20849*** 38.003 0 0 20903*** 21.135 0 0 20 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 20923*** 18.583 0 0 21052*** 418.797 0 0 21053*** 331 0 0 21144*** 29.793 0 0 21166*** 4.824 0 0 21215*** 9.541 0 0 21224*** 440.121 0 0 21281*** 19.300 0 0 21287*** 54.102 0 0 21347*** 16.488 0 0 21373*** 78 0 0 21407*** 3.924.061 0 0 21470*** 410.939 0 0 21494*** 4.628 0 0 21881*** 46.300 0 0 21897*** 0 5.524 0 21898*** 0 0 241 21926*** 15.036 0 0 21930*** 1 0 0 21962*** 167.229 0 0 21983*** 131.341 0 0 22020*** 9 0 0 22025*** 0 0 87 22064*** 105 0 0 22105*** 766.134 0 0 22106*** 78 0 0 22157*** 81.202 0 0 22166*** 50.460 0 0 22241*** 119 0 0 22321*** 177.838 0 0 22360*** 3.445 0 0 22410*** 549.372 0 0 21 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 22450*** 2 0 0 22494*** 8 0 0 22501*** 7.806 0 0 22510*** 2.707 0 0 22576*** 2.122.400 0 0 22630*** 13 0 0 22764*** 556.229 0 0 22875*** 199.438 0 0 22896*** 94.365 0 0 22899*** 268.800 0 0 22993*** 0 0 15 23010*** 200 0 0 23060*** 97.820 0 0 23086*** 126 0 0 23155*** 123.800 0 0 23155*** 783.100 0 0 23242*** 28.338 0 0 23457*** 262 0 0 23572*** 58.189 0 0 23590*** 41.600 0 0 23771*** 4.162 0 0 23771*** 66.731 0 0 23794*** 1.053.826 0 0 23794*** 1.224.782 0 0 23854*** 659.755 0 0 23874*** 517.192 0 0 23958*** 386.415 0 0 23985*** 372.410 0 0 23985*** 16.764 0 0 24158*** 294.802 0 0 24224*** 121.392 0 0 24297*** 7.667 0 0 22 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 24307*** 9.515.215 0 0 24399*** 63 0 0 24548*** 1.389 0 0 24548*** 15.139 0 0 24569*** 22.394 0 0 24647*** 10.355 0 0 24676*** 587.336 0 0 24728*** 11.700 0 0 24752*** 63.300 0 0 24767*** 25 0 0 24779*** 823.588 0 0 24976*** 4.100 0 0 25019*** 16.089 0 0 25028*** 49.988 0 0 25079*** 53.666 0 0 25097*** 1.630 0 0 25138*** 501.214 0 0 25169*** 9.405.988 0 0 25220*** 21.013 0 0 25232*** 520.945 0 0 25282*** 5.177 0 0 25298*** 141 0 0 25454*** 493.963 0 0 25716*** 5 0 0 26066*** 993.100 0 0 26087*** 1.585.139 0 0 26087*** 544.715 0 0 26160*** 179.749 0 0 26160*** 13.100 0 0 26179*** 0 0 1.097 26311*** 178.233 0 0 26363*** 17.000 0 0 23 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 26384*** 0 22 0 26406*** 220.272 0 0 26431*** 677.556 0 0 26491*** 160.081 0 0 26496*** 2.200 0 0 26538*** 50.300 0 0 26565*** 240.830 0 0 26646*** 17.300 0 0 26655*** 2.020 0 0 26670*** 125.857 0 0 26729*** 49.419.246 0 0 26776*** 627.712 0 0 26784*** 195 0 0 26784*** 47.490 0 0 26784*** 11.582 0 0 26908*** 78 0 0 27074*** 14.714 0 0 27084*** 120.903 0 0 27109*** 4.531.378 0 0 27150*** 20 0 0 27153*** 26 0 0 27165*** 146 0 0 27222*** 16.850 0 0 27249*** 31.255 0 0 27257*** 2.391.729 0 0 27277*** 84.100 0 0 27289*** 46.280 0 0 27311*** 10.998 0 0 27366*** 71.862 0 0 27429*** 27.923 0 0 27484*** 258.611 0 0 27550*** 274.178 0 0 24 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 27703*** 1.476.251 0 0 27714*** 3.523.860 0 0 27714*** 248.243 0 0 27778*** 35.851 0 0 27826*** 46.776 0 0 27866*** 1.720.699 0 0 27866*** 183.547 0 0 27866*** 6.479.778 0 0 27866*** 2.312.875 0 0 27866*** 144.429 0 0 27880*** 327.367 0 0 27898*** 252 0 0 27995*** 53 0 0 28036*** 4.184 0 0 28072*** 290.772 0 0 28075*** 9.170 0 0 28260*** 20.368.989 0 0 28271*** 14.247 0 0 28328*** 18.501 0 0 28394*** 394.458 0 0 28454*** 645 0 0 28470*** 1.012.787 0 0 28516*** 26.700 0 0 28519*** 30 0 0 28581*** 145.595 0 0 28586*** 146.633 0 0 28690*** 12.100 0 0 28703*** 143.788 0 0 28734*** 1.780.395 0 0 28784*** 71.851 0 0 28875*** 85.721 0 0 28919*** 147 0 0 25 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 28979*** 3.600 0 0 28979*** 772.400 0 0 28990*** 1.561.400 0 0 29085*** 10.990 0 0 29092*** 6.287 0 0 29101*** 0 130 0 29203*** 0 34 0 29213*** 20 0 0 29237*** 500 0 0 29237*** 191.864 0 0 29264*** 5.500 0 0 29264*** 136.800 0 0 29322*** 21.168.207 0 0 29338*** 43 0 0 29361*** 368.700 0 0 29397*** 0 1 0 29427*** 122.629 0 0 29441*** 225.100 0 0 29478*** 126 0 0 29485*** 496.336 0 0 29522*** 164.741 0 0 29522*** 1.392 0 0 29522*** 31.834 0 0 29522*** 36.477 0 0 29522*** 73.784 0 0 29522*** 322.891 0 0 29522*** 37.803 0 0 29550*** 11.010 0 0 29571*** 141.482 0 0 29592*** 119 0 0 29607*** 85.418 0 0 29668*** 4.956.528 0 0 26 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 30054*** 1.006.360 0 0 30054*** 197.215 0 0 30054*** 1.011.301 0 0 30066*** 42.446 0 0 30178*** 11.495 0 0 30198*** 383.216 0 0 30252*** 3 0 0 30254*** 378.768 0 0 30254*** 74.123 0 0 30345*** 42 0 0 30402*** 3.885.070 0 0 30440*** 77 0 0 30447*** 224.100 0 0 30463*** 113.907 0 0 30515*** 18.565 0 0 30522*** 40.400 0 0 30624*** 25.587 0 0 30625*** 8 0 0 30769*** 565.900 0 0 30769*** 70.322 0 0 30857*** 53 0 0 30918*** 231.714 0 0 30942*** 434.600 0 0 30954*** 7 0 0 30988*** 2.426.228 0 0 31048*** 525 0 0 31050*** 339.796 0 0 31322*** 5.787.710 0 0 31322*** 252.567 0 0 31477*** 1.300 0 0 31502*** 14.699.417 0 0 31570*** 12.464 0 0 27 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 31577*** 167.677 0 0 31577*** 279.285 0 0 31591*** 7.357 0 0 31615*** 0 505 0 31629*** 618.400 0 0 31676*** 43 0 0 31692*** 440.860 0 0 31751*** 11.100 0 0 31766*** 62.601 0 0 31814*** 3.247.081 0 0 31814*** 35.916 0 0 31814*** 914.074 0 0 31866*** 159.455 0 0 31914*** 6.756.760 0 0 31914*** 93.990 0 0 31923*** 49.836 0 0 31978*** 129.382 0 0 31978*** 774.245 0 0 31982*** 0 0 23 31989*** 580.292 0 0 32071*** 661.289 0 0 32106*** 27.666 0 0 32106*** 256.512 0 0 32106*** 763.385 0 0 32131*** 1.200 0 0 32131*** 5.000 0 0 32148*** 0 0 19 32162*** 36.734 0 0 32203*** 602.533 0 0 32240*** 6.833 0 0 32289*** 49.590 0 0 32289*** 983 0 0 28 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 32319*** 69.712 0 0 32329*** 1.533.662 0 0 32399*** 339.078 0 0 32413*** 119.191 0 0 32457*** 328.216 0 0 32474*** 19 0 0 32484*** 54.416 0 0 32484*** 447.889 0 0 32497*** 23.153 0 0 32523*** 1 0 0 32628*** 40.997 0 0 32642*** 1.820 0 0 32708*** 26 0 0 32791*** 0 0 1 32812*** 424.917 0 0 32812*** 30.199 0 0 32812*** 46.726 0 0 32893*** 31.674 0 0 32894*** 300 0 0 32905*** 18.408 0 0 33042*** 30.545.312 48.001 38.265.200 33121*** 19.611 0 0 33166*** 2 0 0 33264*** 0 0 5 33285*** 24.675 0 0 33345*** 94.832 0 0 33377*** 4.100 0 0 33499*** 24.474 0 0 33504*** 6 0 0 33564*** 0 0 1 33580*** 49.056 0 0 33814*** 43.336 0 0 29 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 33814*** 115.065 0 0 33842*** 20.742 0 0 33893*** 532 0 0 33899*** 37 0 0 33944*** 0 0 26 33968*** 55.455 0 0 34027*** 239.150 0 0 34054*** 581.000 0 0 34064*** 926.688 0 0 34123*** 31.600 0 0 34156*** 26 0 0 34172*** 0 2.887.749 0 34172*** 0 54.624 0 34202*** 76 0 0 34218*** 3.054 0 0 34342*** 444 0 0 34401*** 1.704.241 0 0 34401*** 129.116 0 0 34448*** 92.000 0 0 34479*** 0 0 245 34487*** 318 0 0 34516*** 3 0 0 34525*** 15.665 0 0 34546*** 147.520 0 0 34662*** 50.990 0 0 34677*** 22 0 0 34768*** 8.082 0 0 34781*** 88.313 0 0 34791*** 99.323 0 0 34793*** 20.013 0 0 34825*** 12.806 0 0 34867*** 3.892 0 0 30 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 34900*** 225.464 0 0 35017*** 0 78 0 35036*** 10.100 0 0 35040*** 126 0 0 35159*** 433 0 0 35304*** 200.963 0 0 35395*** 27.297 0 0 35492*** 192.000 0 0 35495*** 45.336 0 0 35510*** 4.625 0 0 35595*** 108.198 0 0 35618*** 486.995 0 0 35693*** 11.459.260 0 0 35712*** 167.897 0 0 35803*** 7.185.617 0 0 35815*** 230 0 0 35845*** 37.773 0 0 35845*** 4.179 0 0 35859*** 386.677 0 0 35865*** 17.575 0 0 35916*** 43.481 0 0 35985*** 11.749 0 0 36034*** 5.400 0 0 36131*** 387.400 0 0 36215*** 310.000 0 0 36247*** 0 225.910 0 36518*** 299.262 0 0 36574*** 4.047 0 0 36659*** 5.113 0 0 36719*** 62.911 0 0 36719*** 3.165 0 0 36741*** 24.065 0 0 31 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 36824*** 157 0 0 36892*** 450.520 0 0 36924*** 204.999 0 0 36980*** 1.183 0 0 37092*** 49.641 0 0 37099*** 56.131 0 0 37204*** 8.010 0 0 37228*** 9.922 0 0 37236*** 347.573 0 0 37311*** 74.911 0 0 37339*** 4.683.878 0 0 37347*** 704.157 0 0 37355*** 4.600 0 0 37388*** 110.946 0 0 37499*** 183 0 0 37555*** 16.722 0 0 37606*** 6.033 0 0 37623*** 2.000 0 0 37717*** 0 105 0 37724*** 23.060 0 0 37806*** 4.742 0 0 37905*** 60.489 0 0 37916*** 1.143.965 0 0 38003*** 3.300 0 0 38100*** 531.264 0 0 38173*** 0 96.071 0 38195*** 3.165 0 0 38350*** 9.123 0 0 38362*** 630 0 0 38386*** 412.461 0 0 38388*** 9.648 0 0 38512*** 516 0 0 32 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 38572*** 426 0 0 38628*** 0 0 186 38756*** 708.599 0 0 38856*** 5 0 0 38949*** 17.554 0 0 38961*** 221 0 0 39026*** 256 0 0 39285*** 568 0 0 39304*** 31 0 0 39332*** 2.791.432 0 0 39332*** 1.362.697 0 0 39344*** 418.912 0 0 39383*** 0 127.042 0 39514*** 130.624 0 0 39531*** 425.700 0 0 39600*** 19.245 0 0 39657*** 0 0 5 39687*** 958.330 0 0 39741*** 39.778 0 0 39792*** 18 0 0 39834*** 12.636 0 0 39882*** 63.870 0 0 39959*** 86.000 0 0 40022*** 3.310 0 0 40023*** 110.417 0 0 40056*** 262 0 0 40091*** 217.593 0 0 40122*** 2.813.156 0 0 40122*** 1.193.251 0 0 40122*** 850.370 0 0 40136*** 1.594 0 0 40147*** 3.258.574 0 0 33 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 40156*** 22.779 0 0 40209*** 105.506 0 0 40226*** 3.223 0 0 40226*** 182.272 0 0 40249*** 606.201 0 0 40249*** 6.179 0 0 40249*** 1 0 0 40284*** 8.734 0 0 40343*** 449.020 0 0 40386*** 174.008 0 0 40508*** 532.077 0 0 40514*** 57 0 0 40635*** 413.466 0 0 40671*** 223.503 0 0 40671*** 265.784 0 0 40738*** 127.807 0 0 40841*** 117.712 0 0 40919*** 3.481 0 0 41063*** 17.786 0 0 41081*** 56.852 0 0 41167*** 67.248 0 0 41167*** 27.608 0 0 41215*** 44.138 0 0 41222*** 1.250.400 0 0 41239*** 50.565 0 0 41255*** 32.853 0 0 41266*** 200 0 0 41286*** 95.955 0 0 41301*** 988.987 0 0 41342*** 252.247 0 0 41409*** 154.372 0 0 41490*** 4 0 0 34 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 41562*** 867.527 0 0 41632*** 248.605 0 0 41673*** 85.129 0 0 41673*** 60.371 0 0 41708*** 8.843 0 0 41853*** 936.135 0 0 41859*** 0 1 0 41881*** 125.900 0 0 41901*** 71.575 0 0 41907*** 43.123 0 0 41941*** 18.270 0 0 41956*** 84.026 0 0 41956*** 331.715 0 0 42045*** 669.979 0 0 42045*** 168.025 0 0 42133*** 138.845 0 0 42228*** 85.721 0 0 42264*** 317.270 0 0 42332*** 87.078 0 0 42355*** 8.833 0 0 42355*** 97.592 0 0 42389*** 359.301 0 0 42411*** 354.231 0 0 42418*** 7.465 0 0 42427*** 0 0 220.556 42469*** 24.859 0 0 42479*** 33.206 0 0 42479*** 1.195.724 0 0 42502*** 68.603 0 0 42519*** 879.913 0 0 42520*** 20.156.829 0 0 42571*** 198.851 0 0 35 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 42645*** 469 0 0 42681*** 39 0 0 42717*** 24.428 0 0 42717*** 41.877 0 0 42814*** 356.850 0 0 42865*** 20.844 0 0 42949*** 38 0 0 43103*** 6.988 0 0 43105*** 21.143 0 0 43186*** 2.680 0 0 43210*** 10.485 0 0 43293*** 22.819 0 0 43313*** 1.794 0 0 43417*** 429 0 0 43427*** 1.644.714 0 0 43503*** 7 0 0 43533*** 1.343 0 0 43533*** 25.264 0 0 43533*** 4.257 0 0 43533*** 85.689 0 0 43533*** 22.794 0 0 43533*** 641.621 0 0 43533*** 172.756 0 0 43533*** 69.834 0 0 43533*** 7.851 0 0 43533*** 48.306 0 0 43584*** 3.782 0 0 43689*** 6 0 0 43690*** 56.827 0 0 43747*** 277 0 0 43761*** 25.804 0 0 43846*** 3 0 0 36 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 43879*** 150.449 0 0 43907*** 18.854 0 0 43907*** 12.327 0 0 43909*** 141.327 0 0 43956*** 0 0 5 44062*** 119.690 0 0 44110*** 184.257 0 0 44127*** 0 181 0 44157*** 13.465 0 0 44216*** 3.216.000 0 0 44258*** 43.226 0 0 44360*** 5.958.821 0 0 44500*** 1.126.080 0 0 44544*** 10.300 0 0 44602*** 57.316 0 0 44643*** 3.030 0 0 44692*** 7.608 0 0 44692*** 585.200 0 0 44700*** 124.052 0 0 44700*** 1.525.473 0 0 44700*** 486.950 0 0 44705*** 1.457.000 0 0 44738*** 89.790 0 0 44934*** 2.464.420 0 0 45088*** 3.001.669 0 0 45120*** 237.634 0 0 45128*** 19.447 0 0 45128*** 389.127 0 0 45128*** 139.054 0 0 45128*** 89.637 0 0 45146*** 1.209 0 0 45182*** 62 0 0 37 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 45226*** 2.983.315 0 0 45245*** 206.921 0 0 45245*** 453.304 0 0 45261*** 23.873 0 0 45304*** 39.000 0 0 45322*** 7.351.800 0 0 45494*** 1.538.160 0 0 45512*** 4.900 0 0 45550*** 21.410 0 0 45560*** 0 0 5.116.049 45604*** 0 0 10 45605*** 84.353 0 0 45622*** 20.152 0 0 45646*** 1.300 0 0 45681*** 59.926 0 0 45682*** 22.456 0 0 45682*** 20.619 0 0 45687*** 2.200 0 0 45756*** 602.300 0 0 45859*** 13.498 0 0 45971*** 88.563 0 0 46079*** 54 0 0 46130*** 108.950 0 0 46171*** 197.545 0 0 46375*** 342.489 0 0 46390*** 6 0 0 46438*** 4.387 0 0 46442*** 26 0 0 46909*** 471.683 0 0 46964*** 256.514 0 0 46964*** 2.024.883 0 0 46964*** 117.623 0 0 38 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 46964*** 741.582 0 0 46965*** 280.400 0 0 46981*** 1.887.655 0 0 46981*** 712.551 0 0 46981*** 324.856 0 0 46981*** 1.391.085 0 0 47019*** 7.600 0 0 47036*** 4.360.932 0 0 47036*** 11.800 0 0 47092*** 41 0 0 47228*** 33.066 0 0 47352*** 121.081 0 0 47545*** 2.093 0 0 47794*** 2.583 0 0 47848*** 248.495 0 0 47848*** 9.544.233 0 0 47954*** 1.194.175 0 0 48021*** 10.077 0 0 48123*** 23.077 0 0 48138*** 490.653 0 0 48185*** 45.278 0 0 48331*** 170.837 0 0 48429*** 14.800 0 0 48643*** 9.693 0 0 48643*** 56.722 0 0 48650*** 47.676 0 0 48766*** 1.257 0 0 48820*** 19.276 0 0 48878*** 96.101 0 0 48927*** 2.877 0 0 48977*** 18.090 0 0 48978*** 13.434 0 0 39 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 48985*** 112.021 0 0 49105*** 324 0 0 49202*** 81.837 0 0 49256*** 6.819 0 0 49266*** 34.200 0 0 49331*** 40.246 0 0 49444*** 66.401 0 0 49485*** 9.492.101 0 0 49632*** 17.453 0 0 49839*** 1.180.494 0 0 49927*** 731.719 0 0 50072*** 9.502 0 0 50091*** 4.262 0 0 50653*** 14.262 0 0 50675*** 0 0 2 50717*** 189.171 0 0 50729*** 1.065.400 0 0 50856*** 103.861 0 0 50923*** 24.468 0 0 50952*** 141 0 0 50958*** 74.700 0 0 51023*** 6 0 0 51116*** 630.290 0 0 51116*** 16.436 0 0 51262*** 262 0 0 51262*** 650 0 0 51283*** 0 0 91 51324*** 244 0 0 51360*** 170.441 0 0 51360*** 6.036 0 0 51487*** 0 72.037 0 51519*** 877 0 0 40 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 51662*** 123.028 0 0 51752*** 55.505 0 0 51817*** 29.680 0 0 51888*** 19.043 0 0 51990*** 12 0 0 51990*** 823.596 0 0 52021*** 100 0 0 52025*** 150.152 0 0 52048*** 120.275 0 0 52083*** 54.679 0 0 52085*** 2.556.558 0 0 52182*** 88.036 0 0 52647*** 547.360 0 0 52735*** 36.900 0 0 52800*** 3.447 0 0 52950*** 2.000 0 0 52995*** 226 0 0 53176*** 50.777 0 0 53503*** 1.235 0 0 53599*** 1.207.828 0 0 53673*** 23.369 0 0 53780*** 70.796 0 0 53829*** 4.041 0 0 53861*** 83.376 0 0 54026*** 25.601 0 0 54069*** 886 0 0 54250*** 62.007 0 0 54423*** 188.888 0 0 54584*** 1.262 0 0 54679*** 174.979 0 0 54707*** 164.130 0 0 54714*** 0 0 105 41 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 54784*** 17.315 0 0 54792*** 1.132.260 0 0 54792*** 35.775 0 0 55029*** 30.370 0 0 55105*** 3.260.081 0 0 55240*** 7.000 0 0 55264*** 26.202 0 0 55315*** 3.198 0 0 55343*** 2.237 0 0 55361*** 131 0 0 55369*** 19.082 0 0 55420*** 48.316 0 0 55483*** 61.133 0 0 55522*** 532.882 0 0 55664*** 2.300 0 0 55893*** 42.998 0 0 55894*** 322.372 0 0 55912*** 1.510 0 0 55989*** 260.809 0 0 56007*** 35.178 0 0 56029*** 13.973 0 0 56042*** 339.292 0 0 56088*** 33.066 0 0 56091*** 21.489 0 0 56155*** 22.713 0 0 56208*** 252.073 0 0 56211*** 3.384 0 0 56504*** 5.272 0 0 56704*** 64.318 0 0 56707*** 63.016 0 0 56868*** 26 0 0 56951*** 92.300 0 0 42 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 57091*** 14.257 0 0 57172*** 200.060 0 0 57343*** 604.979 0 0 57532*** 446 0 0 57537*** 8.041 0 0 57654*** 117.026 0 0 57788*** 75.267 0 0 57809*** 472.058 0 0 57844*** 254.425 0 0 57979*** 178.596 0 0 58114*** 1.970 0 0 58175*** 56.163 0 0 58175*** 35.393 0 0 58175*** 18.663 0 0 58270*** 27.305 0 0 58599*** 4.399 0 0 58947*** 7.003 0 0 58975*** 18.582 0 0 58991*** 0 0 131 59051*** 63.800 0 0 59141*** 30.645 0 0 59141*** 128.200 0 0 59141*** 229.800 0 0 59175*** 573.588 0 0 59216*** 1.540 0 0 59307*** 162.064 0 0 59345*** 9 0 0 59701*** 278 0 0 59840*** 51.778 0 0 60018*** 0 0 1.013.645 60018*** 0 0 198.620 60140*** 123.500 0 0 43 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 60347*** 146.967 0 0 60356*** 40 0 0 60835*** 10 0 0 60922*** 22.764 0 0 61039*** 36 0 0 61343*** 21.885 0 0 61344*** 5.732 0 0 61557*** 1.894 0 0 61596*** 12.234 0 0 61596*** 21.479 0 0 61664*** 47.789 0 0 61664*** 3.143 0 0 61684*** 5.177.898 0 0 61684*** 10.738.330 0 0 61699*** 289 0 0 61793*** 39.569 0 0 61807*** 13.672 0 0 61838*** 6.625 0 0 61859*** 48.907 0 0 61988*** 41.266 0 0 61990*** 11.385 0 0 62101*** 7.244.851 0 0 62236*** 0 1 0 62317*** 172 0 0 62337*** 12.445 0 0 62569*** 122.933 0 0 62673*** 30.921 0 0 62673*** 104.008 0 0 62673*** 1.515 0 0 62760*** 2.120.733 0 0 62765*** 187.600 0 0 62854*** 415.900 0 0 44 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 62873*** 10.900 0 0 63103*** 1.417.584 0 0 63114*** 33.875 0 0 63135*** 54.331 0 0 63135*** 10.119 0 0 63182*** 76.280 0 0 63291*** 54.719 0 0 63360*** 53.743 0 0 63594*** 3.757 0 0 63697*** 3.100 0 0 64058*** 898 0 0 64108*** 119.038 0 0 64108*** 680.500 0 0 64169*** 300 0 0 64491*** 718 0 0 64924*** 8.058 0 0 64979*** 233 0 0 64989*** 0 0 367.236 64989*** 14.300 0 0 65325*** 44.365 0 0 66443*** 0 126 0 66578*** 2 0 0 68415*** 0 51 0 68559*** 32.140 0 0 69712*** 0 0 252 69837*** 28 0 0 69851*** 0 505 0 70216*** 0 0 60 71658*** 0 0 27 72730*** 26 0 0 73769*** 1.325 0 0 74843*** 50 0 0 45 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 74927*** 737 0 0 75767*** 196 0 0 75917*** 6 0 0 76815*** 13 0 0 76878*** 383 0 0 78208*** 137 0 0 78462*** 262 0 0 78515*** 107 0 0 78687*** 262 0 0 78759*** 8 0 0 80653*** 50 0 0 80663*** 37 0 0 81792*** 0 370 0 81907*** 473 0 0 82115*** 0 0 126 83648*** 26 0 0 84715*** 394 0 0 84893*** 98 0 0 84925*** 1.182 0 0 86216*** 40 0 0 86436*** 160 0 0 87376*** 59.993 0 0 87548*** 0 0 31 87737*** 34 0 0 88687*** 5 0 0 89270*** 3.498 0 0 89469*** 26 0 0 91635*** 1 0 0 91890*** 20 0 0 92643*** 23 0 0 92693*** 166.555 0 0 93823*** 71 0 0 46 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 94974*** 1 0 0 96394*** 99 0 0 96559*** 348 0 0 97204*** 20 0 0 97538*** 6.193.607 0 0 97538*** 58.840 0 0 97539*** 25.749 0 0 97539*** 1.205.456 0 0 97539*** 27.041 0 0 97539*** 46.818 0 0 97539*** 45.744 0 0 97539*** 2.399 0 0 97539*** 79.209 0 0 97539*** 33.729 0 0 97539*** 684.578 0 0 97539*** 4.713.043 0 0 97539*** 6.061 0 0 97539*** 33.635 0 0 97539*** 101.545 0 0 97539*** 929.096 0 0 97539*** 81.867 0 0 97539*** 6.565.897 0 0 97539*** 3.637.171 0 0 97539*** 2.027.428 0 0 97539*** 4.500.246 0 0 97539*** 495.822 0 0 97539*** 1.258.917 0 0 97539*** 2.585.707 0 0 97539*** 206.300 0 0 97539*** 144.600 0 0 97539*** 59.299 0 0 97540*** 96.243 0 0 47 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 97540*** 4.739 0 0 97540*** 129.925 0 0 97540*** 326.173 0 0 97540*** 245.950 0 0 97540*** 2.335.756 0 0 97540*** 1.558.073 0 0 97540*** 36.129 0 0 97540*** 394 0 0 97540*** 239.187 0 0 97540*** 69.227 0 0 97540*** 3.937.979 0 0 97540*** 126.328 0 0 97540*** 2.488 0 0 97540*** 625.739 0 0 97540*** 2.269.190 0 0 97540*** 2.118.291 0 0 97540*** 13.667 0 0 97540*** 276.294 0 0 97540*** 21.824.131 0 0 97555*** 146 0 0 98617*** 741 0 0 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 97538*** 58.840 0 0 97539*** 25.749 0 0 97539*** 1.205.456 0 0 97539*** 27.041 0 0 97539*** 46.818 0 0 97539*** 45.744 0 0 97539*** 2.399 0 0 48 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 97539*** 79.209 0 0 97539*** 33.729 0 0 97539*** 684.578 0 0 97539*** 4.713.043 0 0 97539*** 6.061 0 0 97539*** 33.635 0 0 97539*** 101.545 0 0 97539*** 929.096 0 0 97539*** 81.867 0 0 97539*** 6.565.897 0 0 97539*** 3.637.171 0 0 97539*** 2.027.428 0 0 97539*** 4.500.246 0 0 97539*** 495.822 0 0 97539*** 1.258.917 0 0 97539*** 2.585.707 0 0 97539*** 206.300 0 0 97539*** 144.600 0 0 97539*** 59.299 0 0 97540*** 96.243 0 0 97540*** 4.739 0 0 97540*** 129.925 0 0 97540*** 326.173 0 0 97540*** 245.950 0 0 97540*** 2.335.756 0 0 97540*** 1.558.073 0 0 97540*** 36.129 0 0 97540*** 394 0 0 97540*** 239.187 0 0 97540*** 69.227 0 0 97540*** 3.937.979 0 0 97540*** 126.328 0 0 49 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 5. Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the Management Proposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1) the update of the amount and composition of the capital stock; (v.2) the result of the PNB1 Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of the provisions required by the Novo Mercado Regulation 97540*** 2.488 0 0 97540*** 625.739 0 0 97540*** 2.269.190 0 0 97540*** 2.118.291 0 0 97540*** 13.667 0 0 97540*** 276.294 0 0 97540*** 21.824.131 0 0 97555*** 146 0 0 98617*** 741 0 0 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 50 de 50 # Classificação: Pública Shareholder For Against Abstain Total 1.134.441.237 34.703 38.278.158 00034*** 131 0 0 00125*** 1.574.173 0 0 00190*** 482 0 0 00237*** 60 0 0 00255*** 1 0 0 00341*** 0 6 0 00374*** 117.118 0 0 00560*** 6.438 0 0 00586*** 12 0 0 00632*** 12 0 0 00710*** 133 0 0 00727*** 59 0 0 00739*** 1.803 0 0 00805*** 143 0 0 00961*** 1.919 0 0 01017*** 1 0 0 01051*** 26 0 0 01099*** 98 0 0 01182*** 27 0 0 01214*** 15 0 0 01221*** 60.452 0 0 01273*** 105 0 0 01282*** 23 0 0 01333*** 240 0 0 01335*** 18 0 0 01358*** 78 0 0 01456*** 5 0 0 01496*** 177.406 0 0 01668*** 123 0 0 01699*** 228.912 0 0 01884*** 630 0 0 CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 1 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 01915*** 200 0 0 01956*** 35 0 0 02001*** 176 0 0 02020*** 230.569 0 0 02075*** 152 0 0 02097*** 1.398 0 0 02165*** 0 18 0 02219*** 0 0 2 02231*** 2.739 0 0 02231*** 18.318 0 0 02280*** 16 0 0 02455*** 0 0 12 02524*** 316 0 0 02535*** 2.304 0 0 02589*** 378 0 0 02657*** 26 0 0 02657*** 26 0 0 02806*** 2.525 0 0 02825*** 1.235 0 0 02858*** 49 0 0 02863*** 1.112.278 0 0 02887*** 55.148 0 0 02895*** 125.555 0 0 02903*** 28 0 0 02913*** 803 0 0 02919*** 0 0 300 02955*** 197 0 0 02955*** 38 0 0 02971*** 73 0 0 03044*** 32 0 0 03151*** 4.546 0 0 03170*** 186 0 0 2 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 03243*** 1 0 0 03370*** 563.004 0 0 03394*** 70.837 0 0 03418*** 252 0 0 03451*** 0 0 22 03545*** 113.900 0 0 03569*** 262 0 0 03674*** 42.782 0 0 03795*** 5 0 0 03804*** 0 0 16 03813*** 235 0 0 03851*** 880 0 0 03866*** 30 0 0 03912*** 1 0 0 03956*** 78 0 0 03960*** 30.060 0 0 03974*** 32 0 0 04005*** 120 0 0 04019*** 0 0 364 04073*** 231.124 0 0 04120*** 31 0 0 04197*** 26 0 0 04243*** 1.200 0 0 04297*** 7 0 0 04303*** 34 0 0 04331*** 31 0 0 04361*** 3 0 0 04398*** 3.157 0 0 04497*** 0 0 63 04512*** 0 4 0 04533*** 37 0 0 04609*** 752 0 0 3 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 04609*** 1.724 0 0 04616*** 10.132 0 0 04653*** 52 0 0 04686*** 5 0 0 04701*** 774 0 0 04736*** 23.483 0 0 04741*** 0 52 0 04751*** 128.196 0 0 04839*** 227 0 0 04847*** 5 0 0 04848*** 78 0 0 04854*** 73 0 0 04899*** 20 0 0 04914*** 77 0 0 04915*** 15 0 0 04963*** 516 0 0 05064*** 30 0 0 05075*** 6 0 0 05103*** 700 0 0 05112*** 15 0 0 05147*** 21.901 0 0 05152*** 28 0 0 05186*** 5 0 0 05278*** 5 0 0 05316*** 1.300 0 0 05448*** 19.990 0 0 05450*** 131 0 0 05479*** 1.973.930 0 0 05479*** 61.754 0 0 05479*** 3.758.978 0 0 05541*** 0 0 26 05589*** 124.853 0 0 4 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 05589*** 464.540 0 0 05589*** 37.313 0 0 05605*** 29 0 0 05616*** 0 0 8 05673*** 4 0 0 05727*** 0 0 150 05775*** 6.789 0 0 05779*** 1 0 0 05838*** 34.676 0 0 05839*** 86.166 0 0 05839*** 257.954 0 0 05839*** 176.144 0 0 05839*** 1.482 0 0 05839*** 830.300 0 0 05839*** 1.035.828 0 0 05839*** 15.200 0 0 05839*** 9.200 0 0 05839*** 923.595 0 0 05839*** 235.491 0 0 05839*** 469.200 0 0 05839*** 986 0 0 05839*** 15.038 0 0 05839*** 1.400.686 0 0 05839*** 6.107.075 0 0 05839*** 406.561 0 0 05839*** 51.890 0 0 05840*** 17.285 0 0 05840*** 245.664 0 0 05840*** 51.915 0 0 05840*** 1.057.665 0 0 05840*** 6.044.802 0 0 05840*** 578.904 0 0 5 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 05840*** 2.779.572 0 0 05840*** 37.400 0 0 05870*** 631 0 0 05886*** 32 0 0 05915*** 22 0 0 05940*** 130 0 0 05964*** 366.354 0 0 05985*** 164.580 0 0 05986*** 2.292.701 0 0 05986*** 1.935.439 0 0 05986*** 25.950 0 0 05986*** 2.721 0 0 05987*** 186.773 0 0 05987*** 169.328 0 0 05987*** 15.724 0 0 05987*** 2.059.600 0 0 05987*** 1.710.700 0 0 05987*** 251.891 0 0 05987*** 24.022 0 0 05987*** 1.295.375 0 0 05987*** 32.613 0 0 05987*** 244.168 0 0 05987*** 96.177 0 0 05987*** 4.215.596 0 0 05987*** 608.147 0 0 05987*** 3.146.613 0 0 06030*** 200.935 0 0 06046*** 2.036.732 0 0 06069*** 7.424 0 0 06105*** 54.000 0 0 06134*** 214.585 0 0 06148*** 183 0 0 6 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 06148*** 96.949 0 0 06200*** 82 0 0 06239*** 192.579 0 0 06239*** 528.261 0 0 06294*** 27 0 0 06323*** 681.474 0 0 06331*** 78 0 0 06336*** 2 0 0 06370*** 3 0 0 06470*** 1.327 0 0 06541*** 350.925 0 0 06542*** 11 0 0 06552*** 236 0 0 06567*** 39 0 0 06579*** 293 0 0 06665*** 116 0 0 06758*** 8.000 0 0 06885*** 36.100 0 0 06900*** 0 0 5 06916*** 489.931 0 0 06942*** 540 0 0 06943*** 2.648.373 0 0 06943*** 1.205.745 0 0 06964*** 579.138 0 0 06999*** 18 0 0 07023*** 100 0 0 07046*** 76.654 0 0 07046*** 0 1.053 0 07060*** 302.070 0 0 07068*** 0 0 4 07096*** 47.393 0 0 07104*** 339.400 0 0 7 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 07140*** 1.195.271 0 0 07140*** 23.062 0 0 07140*** 1.565 0 0 07140*** 30.137 0 0 07141*** 36.008 0 0 07154*** 2 0 0 07187*** 19.371 0 0 07187*** 700 0 0 07191*** 1.048.534 0 0 07191*** 430.900 0 0 07191*** 141.137 0 0 07216*** 0 0 1 07226*** 11 0 0 07237*** 1.054.918 0 0 07237*** 241.893 0 0 07247*** 353.000 0 0 07247*** 202.947 0 0 07247*** 352.356 0 0 07277*** 10 0 0 07333*** 359.537 0 0 07345*** 12.059 0 0 07345*** 28.600 0 0 07352*** 116 0 0 07388*** 7 0 0 07397*** 10 0 0 07418*** 13.800 0 0 07418*** 56.053 0 0 07418*** 1.594.994 0 0 07418*** 1.644.070 0 0 07463*** 0 0 4 07488*** 413.247 0 0 07496*** 2.065.135 0 0 8 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 07496*** 5.119 0 0 07496*** 76.294 0 0 07496*** 171.009 0 0 07506*** 5.291.237 0 0 07516*** 13.345.165 0 0 07516*** 1.261.753 0 0 07516*** 1.628 0 0 07516*** 32.471 0 0 07516*** 1.288.019 0 0 07518*** 123.892 0 0 07521*** 66.700 0 0 07521*** 43.995 0 0 07526*** 29.372 0 0 07529*** 162.653 0 0 07536*** 154.279 0 0 07546*** 71 0 0 07551*** 10.170 0 0 07593*** 616.396 0 0 07622*** 6.325.331 0 0 07622*** 85 0 0 07647*** 99.974 0 0 07655*** 1.138.751 0 0 07655*** 23.100 0 0 07658*** 4.606 0 0 07667*** 5.699 0 0 07670*** 19.284 0 0 07670*** 2.150.000 0 0 07678*** 117.285 0 0 07686*** 11.058 0 0 07692*** 51 0 0 07703*** 183 0 0 07724*** 349.148 0 0 9 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 07790*** 19.900 0 0 07792*** 635.291 0 0 07820*** 2.778 0 0 07846*** 126 0 0 07846*** 80.013 0 0 07877*** 78 0 0 07889*** 525.640 0 0 07889*** 65.302 0 0 07940*** 379.281 0 0 07942*** 676.530 0 0 07990*** 61.466 0 0 08058*** 17 0 0 08075*** 8.831 0 0 08196*** 118.195.963 0 0 08239*** 131 0 0 08265*** 288.148 0 0 08268*** 5.109 0 0 08295*** 30.555.108 0 0 08295*** 5.994.370 0 0 08295*** 117.446 0 0 08350*** 1.439 0 0 08387*** 36.900 0 0 08387*** 129.157 0 0 08409*** 70 0 0 08420*** 0 0 18 08434*** 68.332 0 0 08446*** 57 0 0 08463*** 5.916 0 0 08464*** 5.030.316 0 0 08471*** 64.610 0 0 08492*** 52 0 0 08514*** 2 0 0 10 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 08521*** 1 0 0 08532*** 89 0 0 08561*** 1.313.246 0 0 08571*** 5.783 0 0 08579*** 444.277 0 0 08621*** 1.083.532 0 0 08623*** 2.297 0 0 08640*** 62.926 0 0 08640*** 159.800 0 0 08701*** 1 0 0 08735*** 11 0 0 08740*** 276.588 0 0 08757*** 67.241 0 0 08762*** 100 0 0 08765*** 25.150.073 0 0 08840*** 11.519.827 0 0 08857*** 1.205.987 0 0 08875*** 83.500 0 0 08900*** 2.599 0 0 08931*** 2.561 0 0 08935*** 30.000.002 0 0 08945*** 156.350 0 0 08952*** 289 0 0 08973*** 100.554 0 0 08973*** 341.000 0 0 08988*** 155.537 0 0 09001*** 4.116.200 0 0 09001*** 217.100 0 0 09005*** 757 0 0 09029*** 86.969 0 0 09048*** 963.275 0 0 09048*** 125.210 0 0 11 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 09063*** 563.462 0 0 09064*** 1 0 0 09073*** 480.734 0 0 09076*** 3.255 0 0 09089*** 611.148 0 0 09089*** 30.816 0 0 09094*** 12 0 0 09094*** 214.458 0 0 09145*** 18.781.339 0 0 09163*** 1.573.574 0 0 09180*** 1.000 0 0 09241*** 553 0 0 09286*** 54.261 0 0 09294*** 286.435 0 0 09299*** 1.309.021 0 0 09312*** 0 0 26 09323*** 32.563 0 0 09323*** 598.916 0 0 09330*** 3.244 0 0 09330*** 185.313 0 0 09336*** 167.981 0 0 09411*** 62.446 0 0 09470*** 341.092 0 0 09470*** 186.633 0 0 09485*** 0 220 0 09518*** 575 0 0 09523*** 85 0 0 09559*** 1.174.428 0 0 09564*** 317.892 0 0 09567*** 284.940 0 0 09593*** 949.225 0 0 09605*** 4.700 0 0 12 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 09620*** 595.801 0 0 09627*** 53.469 0 0 09644*** 10.200 0 0 09695*** 4 0 0 09720*** 6.729.986 0 0 09906*** 900 0 0 10192*** 5.632 0 0 10214*** 211.537 0 0 10240*** 6.708 0 0 10243*** 75.932 0 0 10263*** 63.105 0 0 10263*** 382.502 0 0 10263*** 407.659 0 0 10295*** 172 0 0 10324*** 923.020 0 0 10362*** 39 0 0 10363*** 1.641 0 0 10374*** 129.761 0 0 10378*** 76.633 0 0 10378*** 25.107 0 0 10392*** 1.123 0 0 10400*** 57.000 0 0 10418*** 245.796 0 0 10419*** 158.809 0 0 10459*** 1 0 0 10481*** 7.961.846 0 0 10492*** 521.508 0 0 10518*** 319 0 0 10553*** 3.172.893 0 0 10559*** 300 0 0 10561*** 6.556 0 0 10569*** 91.548 0 0 13 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 10583*** 401.394 0 0 10596*** 3.203 0 0 10672*** 37.930 0 0 10678*** 218.262 0 0 10698*** 0 0 44 10700*** 731.309 0 0 10762*** 20.888 0 0 10765*** 18.803.498 0 0 10809*** 205.991 0 0 10831*** 202.812 0 0 10931*** 12 0 0 10987*** 3.000 0 0 11030*** 2.794.887 0 0 11100*** 1.802.537 0 0 11154*** 0 1.000 0 11175*** 2.160 0 0 11184*** 10.055 0 0 11184*** 3.756.979 0 0 11188*** 13.589.419 0 0 11225*** 305.289 0 0 11228*** 19.250 0 0 11274*** 366.305 0 0 11286*** 16.833 0 0 11311*** 790.158 0 0 11324*** 10.483 0 0 11324*** 16.902 0 0 11390*** 81.326 0 0 11419*** 10.817 0 0 11423*** 86.787 0 0 11435*** 195.316 0 0 11451*** 48.587 0 0 11520*** 58.805 0 0 14 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 11538*** 968.520 0 0 11604*** 530.964 0 0 11709*** 0 1 0 11748*** 550.672 0 0 11811*** 116.899 0 0 11841*** 373.852 0 0 11906*** 198.457 0 0 11952*** 351.068 0 0 12068*** 1.209.685 0 0 12086*** 22.856 0 0 12090*** 315 0 0 12094*** 604.055 0 0 12120*** 89.516 0 0 12125*** 380 0 0 12194*** 1 0 0 12227*** 6.467 0 0 12241*** 75.070 0 0 12287*** 29.043 0 0 12343*** 105 0 0 12456*** 0 3 0 12483*** 6.898 0 0 12525*** 74.201 0 0 12547*** 3 0 0 12581*** 17 0 0 12611*** 6.864 0 0 12647*** 0 0 3 12798*** 300.158 0 0 12798*** 5.842.375 0 0 12808*** 13.623.014 0 0 12938*** 223.705 0 0 12981*** 407 0 0 12984*** 8.027 0 0 15 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 12984*** 25.307 0 0 12995*** 61 0 0 13022*** 11.025 0 0 13033*** 13.742 0 0 13066*** 391.968 0 0 13081*** 195.500 0 0 13136*** 72.750 0 0 13157*** 262 0 0 13157*** 29 0 0 13255*** 641.177 0 0 13294*** 172.015 0 0 13295*** 6 0 0 13296*** 100.897 0 0 13307*** 248.719 0 0 13343*** 412.707 0 0 13362*** 704.038 0 0 13391*** 78 0 0 13402*** 393.031 0 0 13455*** 517.665 0 0 13562*** 154.241 0 0 13562*** 46.725 0 0 13562*** 768.614 0 0 13628*** 6.781 0 0 13665*** 180.106 0 0 13725*** 108.849 0 0 13792*** 0 157 0 13796*** 159.659 0 0 13834*** 388.296 0 0 13834*** 569.494 0 0 13986*** 68 0 0 13998*** 18.167 0 0 14008*** 26 0 0 16 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 14012*** 1.875.281 0 0 14023*** 15 0 0 14027*** 777.614 0 0 14167*** 33.438 0 0 14180*** 284.741 0 0 14220*** 14.143 0 0 14240*** 30.055 0 0 14301*** 14 0 0 14366*** 37.338 0 0 14406*** 252 0 0 14416*** 443.091 0 0 14430*** 92 0 0 14461*** 105.400 0 0 14476*** 191.241 0 0 14494*** 15.868 0 0 14507*** 959.799 0 0 14541*** 2.149.662 0 0 14549*** 12.557 0 0 14578*** 302 0 0 14623*** 1.378.547 0 0 14623*** 277.669 0 0 14624*** 1.992.941 0 0 14628*** 69.891 0 0 14639*** 252.820 0 0 14648*** 10.734 0 0 14765*** 33.200 0 0 14769*** 3.409 0 0 14791*** 66.936 0 0 14809*** 4.750 0 0 14809*** 157.159 0 0 14879*** 12.400 0 0 14884*** 20 0 0 17 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 14913*** 183 0 0 14963*** 387.144 0 0 14988*** 1.269.621 0 0 15154*** 760.292 0 0 15173*** 0 0 10 15265*** 243.650 0 0 15265*** 3.850 0 0 15296*** 0 110 0 15323*** 280.033 0 0 15350*** 1.161.332 0 0 15484*** 0 0 10 15816*** 19 0 0 15831*** 8.389.172 0 0 16189*** 1.706 0 0 16534*** 126.570 0 0 16565*** 539.950 0 0 16575*** 599.346 0 0 16592*** 26 0 0 16617*** 47.551 0 0 16640*** 0 0 2.094 16816*** 3.662.832 0 0 16816*** 2.452.568 0 0 16878*** 23.500 0 0 16939*** 1.315.735 0 0 16947*** 844.118 0 0 16947*** 8.220.656 0 0 16947*** 17.352.480 0 0 16947*** 2.125.548 0 0 17021*** 64.558 0 0 17036*** 398.786 0 0 17053*** 13.785 0 0 17138*** 82.249 0 0 18 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 17161*** 117.154 0 0 17162*** 825.659 0 0 17181*** 7.596 0 0 17253*** 13.686 0 0 17284*** 396.905 0 0 17301*** 77.467 0 0 17488*** 5.924 0 0 17500*** 22.156 0 0 17500*** 13.070 0 0 17647*** 67.923 0 0 17696*** 1 0 0 17718*** 233.262 0 0 17817*** 1.101 0 0 17825*** 13.124 0 0 17891*** 329.615 0 0 17893*** 151 0 0 17934*** 138.706 0 0 17998*** 980.750 0 0 18006*** 8.000 0 0 18030*** 29.606 0 0 18037*** 252 0 0 18081*** 5.204 0 0 18138*** 1.488.000 0 0 18138*** 117.566 0 0 18158*** 731.504 0 0 18281*** 112.980 0 0 18324*** 2.707.308 0 0 18405*** 2 0 0 18407*** 1.643.133 0 0 18422*** 51.538 0 0 18470*** 311.441 0 0 18550*** 1.086.000 0 0 19 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 18689*** 147.524 0 0 18723*** 1.200 0 0 18771*** 81 0 0 18830*** 18.495 0 0 18858*** 226.300 0 0 18866*** 0 0 505 18961*** 105.446 0 0 18981*** 29.042 0 0 19100*** 30.137 0 0 19135*** 4.217 0 0 19143*** 2.469.998 0 0 19184*** 491.428 0 0 19244*** 2.521.117 0 0 19318*** 6.566 0 0 19388*** 339.743 0 0 19404*** 107.273 0 0 19449*** 10.213 0 0 19474*** 2 0 0 19530*** 1.662.813 0 0 19573*** 14.699 0 0 19609*** 753.112 0 0 19675*** 182.271 0 0 19708*** 49.500 0 0 19708*** 207.206 0 0 19754*** 1.249.100 0 0 19754*** 795.513 0 0 19791*** 215.566 0 0 19791*** 1.087.429 0 0 19800*** 24.376 0 0 19808*** 382.395 0 0 19874*** 420.832 0 0 19874*** 154.127 0 0 20 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 19874*** 260.502 0 0 19910*** 51.734 0 0 19919*** 1.826.842 0 0 19941*** 11.133 0 0 20026*** 3.423 0 0 20065*** 460.490 0 0 20147*** 598.171 0 0 20164*** 37 0 0 20216*** 20.399 0 0 20270*** 34.702 0 0 20349*** 58.699 0 0 20384*** 0 0 36.000 20397*** 140.607 0 0 20447*** 25.144 0 0 20604*** 165.311 0 0 20622*** 495.215 0 0 20733*** 344.809 0 0 20750*** 43.415 0 0 20796*** 103.225 0 0 20813*** 1.080.186 0 0 20849*** 38.003 0 0 20903*** 21.135 0 0 20923*** 18.583 0 0 21052*** 418.797 0 0 21053*** 331 0 0 21144*** 29.793 0 0 21166*** 4.824 0 0 21215*** 9.541 0 0 21224*** 440.121 0 0 21281*** 19.300 0 0 21287*** 54.102 0 0 21347*** 16.488 0 0 21 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 21373*** 78 0 0 21407*** 3.924.061 0 0 21470*** 410.939 0 0 21494*** 4.628 0 0 21881*** 46.300 0 0 21897*** 0 5.524 0 21898*** 0 0 241 21926*** 15.036 0 0 21930*** 1 0 0 21962*** 167.229 0 0 21983*** 131.341 0 0 22020*** 9 0 0 22025*** 0 0 87 22064*** 105 0 0 22105*** 766.134 0 0 22106*** 78 0 0 22157*** 81.202 0 0 22166*** 50.460 0 0 22241*** 119 0 0 22321*** 177.838 0 0 22360*** 3.445 0 0 22410*** 549.372 0 0 22450*** 2 0 0 22494*** 8 0 0 22501*** 7.806 0 0 22510*** 2.707 0 0 22576*** 2.122.400 0 0 22630*** 13 0 0 22764*** 556.229 0 0 22875*** 199.438 0 0 22896*** 94.365 0 0 22899*** 268.800 0 0 22 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 22993*** 15 0 0 23010*** 200 0 0 23060*** 97.820 0 0 23086*** 126 0 0 23155*** 123.800 0 0 23155*** 783.100 0 0 23242*** 28.338 0 0 23457*** 262 0 0 23572*** 58.189 0 0 23590*** 41.600 0 0 23771*** 4.162 0 0 23771*** 66.731 0 0 23794*** 1.053.826 0 0 23794*** 1.224.782 0 0 23854*** 659.755 0 0 23874*** 517.192 0 0 23958*** 386.415 0 0 23985*** 372.410 0 0 23985*** 16.764 0 0 24158*** 294.802 0 0 24224*** 121.392 0 0 24297*** 7.667 0 0 24307*** 9.515.215 0 0 24399*** 63 0 0 24548*** 1.389 0 0 24548*** 15.139 0 0 24569*** 22.394 0 0 24647*** 10.355 0 0 24676*** 587.336 0 0 24728*** 11.700 0 0 24752*** 63.300 0 0 24767*** 25 0 0 23 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 24779*** 823.588 0 0 24976*** 4.100 0 0 25019*** 16.089 0 0 25028*** 49.988 0 0 25079*** 53.666 0 0 25097*** 1.630 0 0 25138*** 501.214 0 0 25169*** 9.405.988 0 0 25220*** 21.013 0 0 25232*** 520.945 0 0 25282*** 5.177 0 0 25298*** 141 0 0 25454*** 493.963 0 0 25716*** 5 0 0 26066*** 993.100 0 0 26087*** 1.585.139 0 0 26087*** 544.715 0 0 26142*** 42.584 0 0 26160*** 179.749 0 0 26160*** 13.100 0 0 26179*** 0 0 1.097 26311*** 178.233 0 0 26363*** 17.000 0 0 26384*** 22 0 0 26406*** 220.272 0 0 26431*** 677.556 0 0 26491*** 160.081 0 0 26496*** 2.200 0 0 26538*** 50.300 0 0 26565*** 240.830 0 0 26646*** 17.300 0 0 26655*** 2.020 0 0 24 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 26670*** 125.857 0 0 26729*** 49.419.246 0 0 26773*** 22.214 0 0 26776*** 627.712 0 0 26784*** 195 0 0 26784*** 47.490 0 0 26784*** 11.582 0 0 26908*** 78 0 0 27074*** 14.714 0 0 27084*** 120.903 0 0 27109*** 4.531.378 0 0 27150*** 20 0 0 27153*** 26 0 0 27165*** 146 0 0 27222*** 16.850 0 0 27249*** 31.255 0 0 27257*** 2.391.729 0 0 27277*** 84.100 0 0 27289*** 46.280 0 0 27311*** 10.998 0 0 27366*** 71.862 0 0 27429*** 27.923 0 0 27484*** 258.611 0 0 27550*** 274.178 0 0 27703*** 1.476.251 0 0 27714*** 3.523.860 0 0 27714*** 248.243 0 0 27778*** 35.851 0 0 27826*** 46.776 0 0 27866*** 1.720.699 0 0 27866*** 183.547 0 0 27866*** 6.479.778 0 0 25 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 27866*** 2.312.875 0 0 27866*** 144.429 0 0 27880*** 327.367 0 0 27898*** 252 0 0 27995*** 53 0 0 28036*** 4.184 0 0 28072*** 290.772 0 0 28075*** 9.170 0 0 28260*** 20.368.989 0 0 28271*** 14.247 0 0 28328*** 18.501 0 0 28394*** 394.458 0 0 28454*** 645 0 0 28470*** 1.012.787 0 0 28516*** 26.700 0 0 28519*** 30 0 0 28581*** 145.595 0 0 28586*** 146.633 0 0 28690*** 12.100 0 0 28703*** 143.788 0 0 28734*** 1.780.395 0 0 28784*** 71.851 0 0 28875*** 85.721 0 0 28919*** 147 0 0 28979*** 3.600 0 0 28979*** 772.400 0 0 28990*** 1.561.400 0 0 29085*** 10.990 0 0 29092*** 6.287 0 0 29101*** 130 0 0 29203*** 34 0 0 29213*** 20 0 0 26 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 29237*** 500 0 0 29237*** 191.864 0 0 29258*** 500.000 0 0 29264*** 5.500 0 0 29264*** 136.800 0 0 29322*** 21.168.207 0 0 29338*** 43 0 0 29361*** 368.700 0 0 29397*** 0 1 0 29427*** 122.629 0 0 29441*** 225.100 0 0 29478*** 126 0 0 29485*** 496.336 0 0 29522*** 164.741 0 0 29522*** 1.392 0 0 29522*** 31.834 0 0 29522*** 36.477 0 0 29522*** 73.784 0 0 29522*** 322.891 0 0 29522*** 37.803 0 0 29550*** 11.010 0 0 29571*** 141.482 0 0 29592*** 119 0 0 29607*** 85.418 0 0 29668*** 4.956.528 0 0 29941*** 131 0 0 30054*** 1.006.360 0 0 30054*** 197.215 0 0 30054*** 1.011.301 0 0 30066*** 42.446 0 0 30178*** 11.495 0 0 30198*** 383.216 0 0 27 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 30252*** 3 0 0 30254*** 378.768 0 0 30254*** 74.123 0 0 30345*** 42 0 0 30402*** 3.885.070 0 0 30440*** 77 0 0 30447*** 224.100 0 0 30463*** 113.907 0 0 30515*** 18.565 0 0 30522*** 40.400 0 0 30530*** 76.300 0 0 30624*** 25.587 0 0 30625*** 8 0 0 30769*** 565.900 0 0 30769*** 70.322 0 0 30857*** 53 0 0 30918*** 231.714 0 0 30942*** 434.600 0 0 30954*** 7 0 0 30988*** 2.426.228 0 0 31048*** 525 0 0 31050*** 339.796 0 0 31322*** 5.787.710 0 0 31322*** 252.567 0 0 31477*** 1.300 0 0 31502*** 14.699.417 0 0 31570*** 12.464 0 0 31577*** 167.677 0 0 31577*** 279.285 0 0 31591*** 7.357 0 0 31615*** 0 505 0 31629*** 618.400 0 0 28 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 31676*** 43 0 0 31692*** 440.860 0 0 31751*** 11.100 0 0 31766*** 62.601 0 0 31814*** 3.247.081 0 0 31814*** 35.916 0 0 31814*** 914.074 0 0 31866*** 159.455 0 0 31914*** 6.756.760 0 0 31914*** 93.990 0 0 31923*** 49.836 0 0 31978*** 129.382 0 0 31978*** 774.245 0 0 31982*** 23 0 0 31989*** 580.292 0 0 32071*** 661.289 0 0 32106*** 27.666 0 0 32106*** 256.512 0 0 32106*** 763.385 0 0 32131*** 1.200 0 0 32131*** 5.000 0 0 32148*** 19 0 0 32162*** 36.734 0 0 32203*** 602.533 0 0 32240*** 6.833 0 0 32289*** 49.590 0 0 32289*** 983 0 0 32319*** 69.712 0 0 32329*** 1.533.662 0 0 32399*** 339.078 0 0 32413*** 119.191 0 0 32457*** 328.216 0 0 29 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 32474*** 19 0 0 32484*** 54.416 0 0 32484*** 447.889 0 0 32497*** 23.153 0 0 32523*** 1 0 0 32628*** 40.997 0 0 32642*** 1.820 0 0 32708*** 26 0 0 32791*** 0 0 1 32812*** 424.917 0 0 32812*** 30.199 0 0 32812*** 46.726 0 0 32893*** 31.674 0 0 32894*** 300 0 0 32905*** 18.408 0 0 33042*** 30.597.825 24.739 38.235.949 33121*** 19.611 0 0 33166*** 2 0 0 33264*** 0 0 5 33285*** 24.675 0 0 33345*** 94.832 0 0 33377*** 4.100 0 0 33499*** 24.474 0 0 33504*** 6 0 0 33564*** 0 0 1 33580*** 49.056 0 0 33814*** 43.336 0 0 33814*** 115.065 0 0 33842*** 20.742 0 0 33893*** 532 0 0 33899*** 37 0 0 33944*** 0 0 26 30 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 33968*** 55.455 0 0 34027*** 239.150 0 0 34054*** 581.000 0 0 34064*** 926.688 0 0 34123*** 31.600 0 0 34156*** 26 0 0 34172*** 2.887.749 0 0 34172*** 54.624 0 0 34202*** 76 0 0 34218*** 3.054 0 0 34342*** 444 0 0 34401*** 1.704.241 0 0 34401*** 129.116 0 0 34448*** 92.000 0 0 34479*** 245 0 0 34487*** 318 0 0 34516*** 3 0 0 34525*** 15.665 0 0 34546*** 147.520 0 0 34606*** 454.401 0 0 34662*** 50.990 0 0 34677*** 0 0 22 34768*** 8.082 0 0 34781*** 88.313 0 0 34791*** 99.323 0 0 34793*** 20.013 0 0 34825*** 12.806 0 0 34867*** 3.892 0 0 34900*** 225.464 0 0 35017*** 0 78 0 35036*** 10.100 0 0 35040*** 126 0 0 31 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 35159*** 433 0 0 35304*** 200.963 0 0 35372*** 31.800 0 0 35395*** 27.297 0 0 35400*** 35.700 0 0 35492*** 192.000 0 0 35495*** 45.336 0 0 35510*** 4.625 0 0 35595*** 108.198 0 0 35618*** 486.995 0 0 35693*** 11.459.260 0 0 35704*** 300 0 0 35712*** 167.897 0 0 35717*** 177.000 0 0 35803*** 7.185.617 0 0 35806*** 2.600 0 0 35815*** 230 0 0 35845*** 37.773 0 0 35845*** 4.179 0 0 35859*** 386.677 0 0 35865*** 17.575 0 0 35916*** 43.481 0 0 35985*** 11.749 0 0 36034*** 5.400 0 0 36131*** 387.400 0 0 36178*** 80.000 0 0 36215*** 310.000 0 0 36247*** 225.910 0 0 36352*** 2.300 0 0 36518*** 299.262 0 0 36574*** 4.047 0 0 36659*** 5.113 0 0 32 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 36719*** 62.911 0 0 36719*** 3.165 0 0 36741*** 24.065 0 0 36824*** 157 0 0 36892*** 450.520 0 0 36924*** 204.999 0 0 36980*** 1.183 0 0 37092*** 49.641 0 0 37099*** 56.131 0 0 37204*** 8.010 0 0 37228*** 9.922 0 0 37236*** 347.573 0 0 37311*** 74.911 0 0 37339*** 4.683.878 0 0 37347*** 704.157 0 0 37355*** 4.600 0 0 37388*** 110.946 0 0 37499*** 183 0 0 37555*** 16.722 0 0 37606*** 6.033 0 0 37623*** 2.000 0 0 37715*** 433.785 0 0 37717*** 0 105 0 37724*** 23.060 0 0 37806*** 4.742 0 0 37905*** 60.489 0 0 37916*** 1.143.965 0 0 38003*** 3.300 0 0 38100*** 531.264 0 0 38173*** 96.071 0 0 38195*** 3.165 0 0 38350*** 9.123 0 0 33 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 38362*** 630 0 0 38386*** 412.461 0 0 38388*** 9.648 0 0 38512*** 516 0 0 38572*** 426 0 0 38575*** 1 0 0 38628*** 186 0 0 38756*** 708.599 0 0 38856*** 5 0 0 38949*** 17.554 0 0 38961*** 221 0 0 39026*** 256 0 0 39285*** 568 0 0 39304*** 31 0 0 39332*** 2.791.432 0 0 39332*** 1.362.697 0 0 39344*** 418.912 0 0 39383*** 127.042 0 0 39514*** 130.624 0 0 39531*** 425.700 0 0 39600*** 19.245 0 0 39657*** 5 0 0 39687*** 958.330 0 0 39741*** 39.778 0 0 39792*** 18 0 0 39834*** 12.636 0 0 39882*** 63.870 0 0 39959*** 86.000 0 0 40022*** 3.310 0 0 40023*** 110.417 0 0 40056*** 262 0 0 40091*** 217.593 0 0 34 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 40122*** 2.813.156 0 0 40122*** 1.193.251 0 0 40122*** 850.370 0 0 40136*** 1.594 0 0 40147*** 3.258.574 0 0 40156*** 22.779 0 0 40209*** 105.506 0 0 40226*** 3.223 0 0 40226*** 182.272 0 0 40249*** 606.201 0 0 40249*** 6.179 0 0 40249*** 1 0 0 40284*** 8.734 0 0 40343*** 449.020 0 0 40386*** 174.008 0 0 40508*** 532.077 0 0 40514*** 57 0 0 40635*** 413.466 0 0 40671*** 223.503 0 0 40671*** 265.784 0 0 40738*** 127.807 0 0 40841*** 117.712 0 0 40919*** 3.481 0 0 41063*** 17.786 0 0 41081*** 56.852 0 0 41167*** 67.248 0 0 41167*** 27.608 0 0 41215*** 44.138 0 0 41222*** 1.250.400 0 0 41239*** 50.565 0 0 41255*** 32.853 0 0 41266*** 200 0 0 35 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 41286*** 95.955 0 0 41301*** 988.987 0 0 41342*** 252.247 0 0 41409*** 154.372 0 0 41490*** 4 0 0 41562*** 867.527 0 0 41610*** 46.974 0 0 41632*** 248.605 0 0 41673*** 85.129 0 0 41673*** 60.371 0 0 41708*** 8.843 0 0 41853*** 936.135 0 0 41859*** 1 0 0 41881*** 125.900 0 0 41901*** 71.575 0 0 41902*** 5.900 0 0 41907*** 43.123 0 0 41941*** 18.270 0 0 41956*** 84.026 0 0 41956*** 331.715 0 0 42045*** 669.979 0 0 42045*** 168.025 0 0 42133*** 138.845 0 0 42228*** 85.721 0 0 42264*** 317.270 0 0 42332*** 87.078 0 0 42355*** 8.833 0 0 42355*** 97.592 0 0 42389*** 359.301 0 0 42411*** 354.231 0 0 42418*** 7.465 0 0 42427*** 220.556 0 0 36 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 42469*** 24.859 0 0 42479*** 33.206 0 0 42479*** 1.195.724 0 0 42502*** 68.603 0 0 42519*** 879.913 0 0 42520*** 20.156.829 0 0 42571*** 198.851 0 0 42645*** 469 0 0 42681*** 39 0 0 42717*** 24.428 0 0 42717*** 41.877 0 0 42776*** 44.900 0 0 42776*** 17.950 0 0 42814*** 356.850 0 0 42865*** 20.844 0 0 42949*** 38 0 0 43103*** 6.988 0 0 43105*** 21.143 0 0 43186*** 2.680 0 0 43210*** 10.485 0 0 43293*** 22.819 0 0 43313*** 1.794 0 0 43417*** 429 0 0 43427*** 1.644.714 0 0 43503*** 7 0 0 43533*** 1.343 0 0 43533*** 25.264 0 0 43533*** 4.257 0 0 43533*** 85.689 0 0 43533*** 22.794 0 0 43533*** 641.621 0 0 43533*** 172.756 0 0 37 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 43533*** 69.834 0 0 43533*** 7.851 0 0 43533*** 48.306 0 0 43584*** 3.782 0 0 43689*** 6 0 0 43690*** 56.827 0 0 43747*** 277 0 0 43761*** 25.804 0 0 43846*** 3 0 0 43879*** 150.449 0 0 43907*** 18.854 0 0 43907*** 12.327 0 0 43909*** 141.327 0 0 43956*** 0 0 5 44062*** 119.690 0 0 44110*** 184.257 0 0 44127*** 0 181 0 44157*** 13.465 0 0 44216*** 3.216.000 0 0 44258*** 43.226 0 0 44360*** 5.958.821 0 0 44500*** 1.126.080 0 0 44544*** 10.300 0 0 44602*** 57.316 0 0 44643*** 3.030 0 0 44692*** 7.608 0 0 44692*** 585.200 0 0 44700*** 124.052 0 0 44700*** 1.525.473 0 0 44700*** 486.950 0 0 44705*** 1.457.000 0 0 44738*** 89.790 0 0 38 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 44934*** 2.464.420 0 0 45081*** 14.226.739 0 0 45081*** 174.080 0 0 45088*** 3.001.669 0 0 45120*** 237.634 0 0 45128*** 19.447 0 0 45128*** 389.127 0 0 45128*** 139.054 0 0 45128*** 89.637 0 0 45146*** 1.209 0 0 45182*** 62 0 0 45226*** 2.983.315 0 0 45245*** 206.921 0 0 45245*** 453.304 0 0 45261*** 23.873 0 0 45304*** 39.000 0 0 45322*** 7.351.800 0 0 45494*** 1.538.160 0 0 45512*** 4.900 0 0 45550*** 21.410 0 0 45560*** 5.116.049 0 0 45604*** 10 0 0 45605*** 84.353 0 0 45622*** 20.152 0 0 45646*** 1.300 0 0 45681*** 59.926 0 0 45682*** 22.456 0 0 45682*** 20.619 0 0 45687*** 2.200 0 0 45756*** 602.300 0 0 45859*** 13.498 0 0 45971*** 88.563 0 0 39 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 46079*** 54 0 0 46130*** 108.950 0 0 46134*** 2.894.278 0 0 46171*** 197.545 0 0 46375*** 342.489 0 0 46390*** 6 0 0 46438*** 4.387 0 0 46442*** 26 0 0 46909*** 471.683 0 0 46964*** 256.514 0 0 46964*** 2.024.883 0 0 46964*** 117.623 0 0 46964*** 741.582 0 0 46965*** 280.400 0 0 46981*** 1.887.655 0 0 46981*** 712.551 0 0 46981*** 324.856 0 0 46981*** 1.391.085 0 0 47019*** 7.600 0 0 47036*** 4.360.932 0 0 47036*** 11.800 0 0 47092*** 41 0 0 47228*** 33.066 0 0 47352*** 121.081 0 0 47545*** 2.093 0 0 47794*** 2.583 0 0 47848*** 248.495 0 0 47848*** 9.544.233 0 0 47954*** 1.194.175 0 0 48021*** 10.077 0 0 48123*** 23.077 0 0 48138*** 490.653 0 0 40 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 48185*** 45.278 0 0 48331*** 170.837 0 0 48429*** 14.800 0 0 48643*** 9.693 0 0 48643*** 56.722 0 0 48650*** 47.676 0 0 48766*** 1.257 0 0 48820*** 19.276 0 0 48878*** 96.101 0 0 48927*** 2.877 0 0 48977*** 18.090 0 0 48978*** 13.434 0 0 48985*** 112.021 0 0 49105*** 324 0 0 49202*** 81.837 0 0 49256*** 6.819 0 0 49266*** 34.200 0 0 49331*** 40.246 0 0 49444*** 66.401 0 0 49485*** 9.492.101 0 0 49632*** 17.453 0 0 49839*** 1.180.494 0 0 49927*** 731.719 0 0 50072*** 9.502 0 0 50091*** 4.262 0 0 50653*** 14.262 0 0 50675*** 0 0 2 50717*** 189.171 0 0 50729*** 1.065.400 0 0 50856*** 103.861 0 0 50923*** 24.468 0 0 50952*** 141 0 0 41 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 50958*** 74.700 0 0 51023*** 6 0 0 51116*** 630.290 0 0 51116*** 16.436 0 0 51262*** 262 0 0 51262*** 650 0 0 51283*** 91 0 0 51324*** 244 0 0 51360*** 170.441 0 0 51360*** 6.036 0 0 51487*** 72.037 0 0 51519*** 877 0 0 51662*** 123.028 0 0 51752*** 55.505 0 0 51817*** 29.680 0 0 51888*** 19.043 0 0 51990*** 12 0 0 51990*** 823.596 0 0 52021*** 100 0 0 52025*** 150.152 0 0 52048*** 120.275 0 0 52083*** 54.679 0 0 52085*** 2.556.558 0 0 52182*** 88.036 0 0 52188*** 61.166 0 0 52203*** 14.121 0 0 52647*** 547.360 0 0 52735*** 36.900 0 0 52800*** 3.447 0 0 52950*** 2.000 0 0 52995*** 226 0 0 53176*** 50.777 0 0 42 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 53503*** 1.235 0 0 53599*** 1.207.828 0 0 53673*** 23.369 0 0 53780*** 70.796 0 0 53829*** 4.041 0 0 53861*** 83.376 0 0 54026*** 25.601 0 0 54069*** 886 0 0 54250*** 62.007 0 0 54423*** 188.888 0 0 54584*** 1.262 0 0 54603*** 30.900 0 0 54679*** 174.979 0 0 54707*** 164.130 0 0 54714*** 0 0 105 54784*** 17.315 0 0 54792*** 1.132.260 0 0 54792*** 35.775 0 0 55029*** 30.370 0 0 55053*** 18.532 0 0 55105*** 3.260.081 0 0 55240*** 7.000 0 0 55264*** 26.202 0 0 55315*** 3.198 0 0 55343*** 2.237 0 0 55361*** 131 0 0 55369*** 19.082 0 0 55420*** 48.316 0 0 55483*** 61.133 0 0 55522*** 532.882 0 0 55664*** 2.300 0 0 55750*** 20.000 0 0 43 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 55751*** 6.800 0 0 55893*** 42.998 0 0 55894*** 322.372 0 0 55912*** 1.510 0 0 55989*** 260.809 0 0 56007*** 35.178 0 0 56029*** 13.973 0 0 56042*** 339.292 0 0 56088*** 33.066 0 0 56091*** 21.489 0 0 56155*** 22.713 0 0 56208*** 252.073 0 0 56211*** 3.384 0 0 56504*** 5.272 0 0 56704*** 64.318 0 0 56707*** 63.016 0 0 56868*** 26 0 0 56951*** 92.300 0 0 57091*** 14.257 0 0 57172*** 200.060 0 0 57343*** 604.979 0 0 57532*** 446 0 0 57537*** 8.041 0 0 57654*** 117.026 0 0 57788*** 75.267 0 0 57809*** 472.058 0 0 57844*** 254.425 0 0 57848*** 5.898 0 0 57979*** 178.596 0 0 58114*** 1.970 0 0 58175*** 56.163 0 0 58175*** 35.393 0 0 44 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 58175*** 18.663 0 0 58270*** 27.305 0 0 58599*** 4.399 0 0 58947*** 7.003 0 0 58975*** 18.582 0 0 58991*** 0 0 131 59051*** 63.800 0 0 59141*** 30.645 0 0 59141*** 128.200 0 0 59141*** 229.800 0 0 59175*** 573.588 0 0 59216*** 1.540 0 0 59307*** 162.064 0 0 59345*** 9 0 0 59701*** 278 0 0 59840*** 51.778 0 0 60018*** 1.013.645 0 0 60018*** 198.620 0 0 60140*** 123.500 0 0 60347*** 146.967 0 0 60356*** 40 0 0 60835*** 10 0 0 60922*** 22.764 0 0 61039*** 36 0 0 61343*** 21.885 0 0 61344*** 5.732 0 0 61557*** 1.894 0 0 61596*** 12.234 0 0 61596*** 21.479 0 0 61664*** 47.789 0 0 61664*** 3.143 0 0 61684*** 5.177.898 0 0 45 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 61684*** 10.738.330 0 0 61699*** 289 0 0 61793*** 39.569 0 0 61807*** 13.672 0 0 61838*** 6.625 0 0 61859*** 48.907 0 0 61988*** 41.266 0 0 61990*** 11.385 0 0 62101*** 7.244.851 0 0 62236*** 0 1 0 62317*** 172 0 0 62337*** 12.445 0 0 62493*** 8.500 0 0 62569*** 122.933 0 0 62673*** 30.921 0 0 62673*** 104.008 0 0 62673*** 1.515 0 0 62760*** 2.120.733 0 0 62765*** 187.600 0 0 62854*** 415.900 0 0 62873*** 10.900 0 0 63103*** 1.417.584 0 0 63114*** 33.875 0 0 63135*** 54.331 0 0 63135*** 10.119 0 0 63182*** 76.280 0 0 63291*** 54.719 0 0 63360*** 53.743 0 0 63594*** 3.757 0 0 63697*** 3.100 0 0 64058*** 898 0 0 64108*** 119.038 0 0 46 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 64108*** 680.500 0 0 64169*** 300 0 0 64491*** 718 0 0 64924*** 8.058 0 0 64979*** 233 0 0 64989*** 367.236 0 0 64989*** 14.300 0 0 65325*** 44.365 0 0 66443*** 126 0 0 66578*** 2 0 0 68415*** 51 0 0 68559*** 32.140 0 0 69712*** 0 252 0 69837*** 28 0 0 69851*** 0 505 0 70216*** 60 0 0 71658*** 0 0 27 72730*** 26 0 0 73769*** 1.325 0 0 74843*** 50 0 0 74927*** 737 0 0 75767*** 196 0 0 75917*** 6 0 0 76815*** 13 0 0 76878*** 383 0 0 78208*** 137 0 0 78462*** 262 0 0 78515*** 107 0 0 78687*** 262 0 0 78759*** 8 0 0 80653*** 50 0 0 80663*** 37 0 0 47 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 81792*** 370 0 0 81907*** 473 0 0 82115*** 126 0 0 83648*** 26 0 0 84715*** 394 0 0 84893*** 98 0 0 84925*** 1.182 0 0 86216*** 40 0 0 86436*** 160 0 0 87376*** 59.993 0 0 87548*** 0 0 31 87737*** 34 0 0 88687*** 5 0 0 89270*** 3.498 0 0 89469*** 26 0 0 91635*** 1 0 0 91890*** 20 0 0 92643*** 23 0 0 92693*** 166.555 0 0 93823*** 71 0 0 94974*** 1 0 0 96394*** 99 0 0 96559*** 348 0 0 97204*** 20 0 0 97538*** 6.193.607 0 0 97538*** 58.840 0 0 97539*** 25.749 0 0 97539*** 1.205.456 0 0 97539*** 27.041 0 0 97539*** 46.818 0 0 97539*** 45.744 0 0 97539*** 2.399 0 0 48 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 97539*** 79.209 0 0 97539*** 33.729 0 0 97539*** 684.578 0 0 97539*** 4.713.043 0 0 97539*** 6.061 0 0 97539*** 33.635 0 0 97539*** 101.545 0 0 97539*** 929.096 0 0 97539*** 81.867 0 0 97539*** 6.565.897 0 0 97539*** 3.637.171 0 0 97539*** 2.027.428 0 0 97539*** 4.500.246 0 0 97539*** 495.822 0 0 97539*** 1.258.917 0 0 97539*** 2.585.707 0 0 97539*** 206.300 0 0 97539*** 144.600 0 0 97539*** 59.299 0 0 97540*** 96.243 0 0 97540*** 4.739 0 0 97540*** 129.925 0 0 97540*** 326.173 0 0 97540*** 245.950 0 0 97540*** 2.335.756 0 0 97540*** 1.558.073 0 0 97540*** 36.129 0 0 97540*** 394 0 0 97540*** 239.187 0 0 97540*** 69.227 0 0 97540*** 3.937.979 0 0 97540*** 126.328 0 0 49 de 50 # Classificação: Pública Shareholder For Against Abstain CNPJ: 00.001.180/0001-26AXIA Energia - EGM ON e PNC de 04/01/2026DETAILED FINAL VOTING MAP 6. The Management Proposal for the authorization for the Company’s management to take all necessary actions to implement the effective Migration to Novo Mercado. 97540*** 2.488 0 0 97540*** 625.739 0 0 97540*** 2.269.190 0 0 97540*** 2.118.291 0 0 97540*** 13.667 0 0 97540*** 276.294 0 0 97540*** 21.824.131 0 0 97555*** 0 146 0 98617*** 0 0 741 98848*** 0 42 0 99169*** 159 0 0 99736*** 1 0 0 99936*** 200 0 0 50 de 50 # Classificação: Pública

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.